Exhibit 99.1

JOHANNESBURG, 28 August 2025: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to report operating results and consolidated interim financial statements for the six months ended 30 June 2025 (H1 2025).
SALIENT FEATURES FOR THE SIX MONTHS ENDED 30 JUNE 2025

•R3.7bn (US$196m) reduction in basic loss to R3.6bn (US$194m). Headline earnings of R5.4bn (US$292m), 19 fold higher than H1 2024
–Difference between headline earnings and basic loss primarily due to impairments of R9.7bn (US$526m)
•R5.1bn (US$285m) S45X10 credit and restructuring of US PGM operations main factors reducing cost of sales and boosting earnings
•Including S45X10 credits, Group adjusted EBITDA1 increased to R15.1bn (US$818m), a 127% increase year-on-year
•Balance sheet reinforcement measures effective: Net debt:adjusted EBITDA1 of 0.89x at 30 June 2025, from 1.79x at 31 December 2024
•Positive earnings and cash flow outlook
•All Group operations improved and on track to achieve annual guidance, other than SA gold operations
–SA PGM operations: Steady, safe production and good cost management ensures ongoing profitability
–US PGM operations: Stabilised operations and improved profitability post restructuring
◦Benefitted from US$159m (R2.8bn) in total S45X10 credits
–SA gold operations (including DRDGOLD)
◦Highly leveraged to gold price. Adjusted EBITDA1 increased by 118% to R4.8bn (US$260m)
◦Production 13% lower, primarily due to challenges at Kloof, which is under review
–US recycling operations contributed strongly to Group profit, including US$126m (R2.2bn) S45X10 credit for US PGM recycling operation
–Keliber lithium project nearing completion of construction phase, project capex to conclude in H1 2026
◦Currently assessing options for a responsible start-up schedule given ongoing lithium surpluses markets and depressed prices

KEY STATISTICS – GROUP

US dollar						SA rand
Six months ended						Six months ended
Jun 2024	Dec 2024	Jun 2025		KEY STATISTICS		Jun 2025	Dec 2024	Jun 2024
				GROUP
(390)	(8)	(194)	US$m	Basic earnings	Rm	(3,591)	38	(7,335)
15	85	292	US$m	Headline earnings	Rm	5,372	1,543	274
355	360	818	US$m	Adjusted EBITDA[1,9]	Rm	15,073	6,440	6,648
(372)	61	(211)	US$m	(Loss)/profit for the period	Rm	(3,906)	1,291	(7,001)
18.72	17.92	18.39	R/US$	Average exchange rate using daily closing rate

TABLE OF CONTENTS	Page	Share data for the Six months ended 30 June 2025

Key statistics by region	2	Number of shares in issue
Overview of the results for the 6 months ended 30 June 2025	3	- at 30 June 2025	2,830,567,264
Safety and operating review	8	- weighted average	2,830,567,264
Financial review	12	Free Float	99%
Salient features and cost benchmarks - six months	18	Bloomberg/Reuters	SSWSJ/SSWJ.J
Consolidated interim results	23
Notes to the consolidated interim financial statements	27	JSE Limited - (SSW)
Segment reporting – six months	43	Price range per ordinary share (high/low)	R14.08 to R33.14
All-in cost (reconciliation) – six months	46	Average daily volume	22,844,856
Reconciliation of operating cost excluding third party PoC	47
Non-IFRS measures	52	NYSE - (SBSW); one ADR represents four ordinary shares
Administration and corporate information	54	Price range per ADR (high/low)	US$3.19 to US$7.55
Disclaimer and forward-looking statements	55	Average daily volume	10,107,424

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 1

KEY STATISTICS BY REGION

US dollar						SA rand
Six months ended						Six months ended
Jun 2024	Dec 2024	Jun 2025		KEY STATISTICS		Jun 2025	Dec 2024	Jun 2024
				AMERICAS REGION
				US PGM underground operations
238,139	187,703	141,124	oz	2E PGM production[2,3]	kg	4,389	5,838	7,407
977	1,001	985	US$/2Eoz	Average basket price	R/2Eoz	18,114	17,942	18,289
27	(36)	151	US$m	Adjusted EBITDA[9]	Rm	2,775	(599)	488
1,217	1,182	1,207	US$/2Eoz	All-in sustaining cost[4,9,10]	R/2Eoz	22,200	21,185	22,786
				US PGM recycling
154,938	161,532	149,870	oz	3E PGM recycling[2,3]	kg	4,661	5,024	4,819
1,252	1,279	1,311	US$/3Eoz	Average basket price	R/3Eoz	24,109	22,922	23,437
8	9	129	US$m	Adjusted EBITDA[9]	Rm	2,377	179	147
				US Reldan operation[5]
0.32	15	18	US$m	Adjusted EBITDA[9]	Rm	330	262	6
				SOUTHERN AFRICA (SA) REGION
				PGM operations
828,460	910,486	804,252	oz	4E PGM production[3,6]	kg	25,015	28,319	25,768
1,309	1,333	1,429	US$/4Eoz	Average basket price	R/4Eoz	26,283	23,892	24,499
255	152	260	US$m	Adjusted EBITDA[9]	Rm	4,778	2,633	4,766
1,150	1,245	1,299	US$/4Eoz	All-in sustaining cost[4,9]	R/4Eoz	23,892	22,317	21,533
				Gold operations
344,109	360,474	300,191	oz	Gold produced	kg	9,337	11,212	10,703
2,205	2,560	3,049	US$/oz	Average gold price	R/kg	1,802,580	1,474,973	1,327,000
117	206	260	US$m	Adjusted EBITDA[9]	Rm	4,809	3,631	2,201
2,078	2,175	2,430	US$/oz	All-in sustaining cost[4,9]	R/kg	1,436,817	1,253,083	1,250,647
				EUROPEAN REGION
				Sandouville nickel refinery
4,270	3,435	1,109	tNi	Nickel production	tNi	1,109	3,435	4,270
(15)	(26)	(17)	US$m	Adjusted EBITDA[9]	Rm	(310)	(443)	(280)
				AUSTRALIAN REGION
				Century zinc retreatment operation
42	40	51	ktZn	Payable zinc production[7]	ktZn	51	40	42
2,366	2,898	2,626	US$/tZn	Average equivalent zinc concentrate price[8]	R/tZn	48,294	51,931	44,297
(19)	53	36	US$m	Adjusted EBITDA[9]	Rm	657	992	(351)
2,228	2,413	1,762	US$/tZn	All-in sustaining cost[4,9]	R/tZn	32,411	43,244	41,710
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to and not as a substitute for any other measure of financial performance and liquidity. For a reconciliation of profit before royalties and tax to adjusted EBITDA, see note 11.1 of the consolidated interim financial statements
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum and rhodium ounces fed to the furnace
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au) and measured at the concentrator, and in the US underground operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
4See “Salient features and cost benchmarks - Six months ” for the definition of All-in sustaining cost (AISC). The SA PGM All-in sustaining cost excludes the production and costs associated with the purchase of concentrate (PoC) from third parties
5The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024. The six months ended 30 June 2024 only includes the results since acquisition
6The SA PGM production excludes the production associated with the PoC from third parties. For a reconciliation of the production and third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Six months"
7Payable Zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
8Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold
9Adjusted EBITDA and AISC are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the Non-IFRS metrics presented by Sibanye-Stillwater
10The US PGM operations’ All-in sustaining cost for the six months ended 31 December 2024 and 30 June 2024 were adjusted to include the Section 45X (S45X) Advance Manufacturing Production Credits. During the six months ended 30 June 2025 the US PGM operations recognised R699 million (US$39 million) and R563 million (US$30 million) which related to mining costs for the six months ended 31 December 2024 and 30 June 2024, respectively

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 2

OVERVIEW OF THE RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2025

The Group operating and financial performance for H1 2025 was pleasing, with safe production and costs from the operations consistent, and largely in line with the intended outcomes of the operational restructuring undertaken from mid-2023.
Greater operational stability and good cost control at most Group operations, combined with leveraged exposure of the SA gold operations to the rand gold price has notably improved Group profitability for H1 2025.
The positive financial outcomes from solid operational management and decisive restructuring, were amplified by the incorporation of Section 45X credits in terms of the Inflation Reduction Act (IRA), following agreements reached with third party refiners of our PGMs. A total S45X credit of R5.1 billion (US$285 million) (comprising combined estimated credits for 2023, 2024 and H1 2025), has been recognised in cost of sales for the US PGM mining and recycling operations for the period, benefiting cost and boosting profitability for H1 2025, with associated cash payments expected in 2026.
Improved operational profitability and cash flow, together with effective balance sheet management and reinforcement measures implemented during 2024, has enhanced the Group financial position, and I am satisfied that the Group is well positioned to thrive under multiple scenarios and to create ongoing shared value for stakeholders.
SAFE PRODUCTION AND OPERATIONAL EXCELLENCE
I am particularly pleased with the continued improvement in most of the Group's key safety statistics and performance, especially while navigating a challenging environment and through a disruptive period of restructuring and change.
The ongoing focus on managing risks at our operations, with a specific emphasis on our fatality elimination strategy and reducing High Potential incidents (HPIs), has resulted in trends in both leading and lagging safe production indicators continuing to improve.
The Group Total Recordable Injury Frequency Rate (TRIFR) of 3.90 per million hours worked for H1 2025 was 12% lower than for H1 2024 and was the lowest level reached for TRIFR since we began tracking it in 2020. Group Serious Injury Frequency Rate (SIFR) and TRIFR have both shown favourable compound annual declines of 14% and 16% respectively over the past 3 1/2 years. The Group Fatal Injury Frequency Rate (FIFR) for H1 2025 of 0.038 improved by 5% year-on-year (H1 2024 of 0.04) and was 24% lower than the 3-year trailing FIFR, representing a sustained improvement in safety across the Group since 2022.
Despite the general reduction in the Group lagging indicators, the loss of three colleagues from the SA region during H1 2025 (H1 2024: 3) is an ongoing reminder that we still have a challenging journey to achieve our goal of zero harm. We mourn the tragic loss of these employees and will continue to focus on the implementation of our fatal elimination strategy to maintain our safe production focus.
The Board and management of Sibanye-Stillwater extend their sincere condolences to the loved ones, families and friends of our deceased colleagues.
We are also progressing the Group wide culture and values programmes, which is necessary in our view to achieve a step up in safe production by changing risky behaviours and driving values based decisions throughout the Group.
OPERATIONAL EXCELLENCE AND OPTIMISING PROFITABILITY
All Group operations other than the SA gold operations are on track to deliver safe production and unit costs within annual guidance ranges for 2025, as well as improved profitability. Only the SA gold operations fell short of planned production and cost levels, but continued to benefit from leverage to the increasing gold price during H1 2025, delivering a significantly improved financial contribution.
The SA PGM operations continued to deliver steady and reliable results, as they have done consistently since they were acquired and integrated into the Group. Since 2016, the SA PGM operations have met or exceeded annual guidance every year, other than in 2022, when unanticipated stage 6 load shedding by Eskom from September 2022 severely disrupted the entire SA mining industry.
Production from the SA PGM operations (including attributable production from Mimosa and purchase of concentrates (PoC)) for H1 2025 was 4% lower year-on-year due to surface production declining by 30% year-on-year, primarily due to heavy rainfall during Q1 2025 which disrupted PGM production throughout the SA PGM industry. Underground production was flat year-on-year.
Costs were well managed and reflected the benefits of the restructuring of high cost shafts and closure of end-of-life shafts during H1 2024. Total operating cost increased by 4% year-on-year , well below average mining industry inflation rates. Unit operating costs were 7% higher and AISC 11% higher year-on-year, primarily due to lower surface production and by-product credits (chrome) due to heavy rainfall, as well as an increase in inventory in H1 2025. The change in the Kroondal processing arrangement with Anglo Platinum (Valterra), from Purchase of Concentrate (PoC) to toll refining from August 2024 and ongoing inventory build in the smelting and refining pipeline, also introduced additional cost, although revenue benefited from increased 4E PGM production relative to the PoC arrangement. The inventory accumulated during H1 2025 is forecast to be processed during Q3 2025, and is expected to boost metal sales for H2 2025.
Focussed cost management has continued to drive the SA PGM operations down the industry cost curve significantly enhancing their competitive position relative to industry peers.
Adjusted EBITDA from the SA PGM operations of R4.8 billion (US$260 million) for H1 2025 was in line with H1 2024, despite 151,863 4Eoz (16%) less 4E PGM sold year-on-year. A 7% higher average basket price received for H1 2025 offset lower metal sales. The inventory built-up during H1 2025, is expected to be processed and sold in H2 2025. Compared with H2 2024, adjusted EBITDA for H1 2025 was 81% higher, primarily driven by a 10% increase in the average 4E basket price.
PGM prices have rallied sharply since May 2025 with the average rand 4E basket price for Q3 2025 to date of R31,328/4Eoz, 16% higher than for H1 2025. The SA PGM operations are highly leveraged to the 4E basket price, and should these higher prices persist during H2 2025, a material increase in earnings and cash flow from the SA PGM operations is expected.
The restructuring of the US PGM operations during Q4 2024 was successfully implemented, with production and cost for H1 2025 ahead of planned restructuring levels and, on an annualised basis, better than 2025 guidance.
The profitability of the US PGM operations also improved despite lower metal sales due to a build-up of inventory during the smelter transition in Q2 2025 and an average 2E PGM basket price for H1 2025, that was less than 1% higher than for H1 2024. On a like-for-like basis, adjusted EBITDA (excluding S45X credits) for H1 2025 improved by US$8 million (R273 million) to a loss of US$9 million (R51 million), compared with an adjusted EBITDA loss of US$16 million (R324 million) for H1 2024 (excluding the once off US$43 million (R812 million) insurance payment during Q1 2024, related to the mid-2022 flooding event).

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 3

The average 2E PGM basket price for Q3 2025 to date is US$1,229/2Eoz. This is 25% higher than the average for H1 2025 of US$985/oz and 9% below AISC (excluding S45X credits) of US$1,351/oz. Similarly to the SA PGM operations, if higher PGM prices persist, the profitability of the US PGM operations should increase substantially.
During Q2 2025, agreement was reached with the contract refiner with both parties signing certification statements reflecting this agreement. Consequently, total S45X credits of US$159 million (R2.8 billion) for the PGM underground operations, were recognised during Q2 2025, comprising a credit against cost of US$20 million (R360 million)) for H1 2025 and full year credits of US$70 million (R1.2 billion) and US$69 million (R1.2 billion) for 2023 and 2024 respectively, significantly benefiting cost and profitability for the US PGM operations for the period.
Adjusted EBITDA for the US PGM operations including just the H1 2025 S45X credit of US$20 million (R360 million), would have increased to US$11 million (R309 million). Combined with the full S45X credits for 2023 and 2024, adjusted EBITDA for the US PGM operations increased substantially to US$151 million (R2.8 billion) for H1 2025, 457% higher than for H1 2024.
The realisation of S45X credits at the US PGM mining and recycling operations will provide critical financial support for these strategically important operations before phasing out from 2031 and is a welcome affirmation of the appropriateness of our strategic positioning, guided by our recognition in 2021 of multi-polarity as a likely force driving future global change.
The long term viability of the operations however requires AISC to be reduced below US$1,000/2Eoz (excluding S45X credits) and this is the primary focus of the management team. We remain confident that this target is achievable within the next two to three years.
The SA gold operations are highly leveraged to the dollar gold price and rand:dollar exchange rate. Despite operational challenges which reduced production by 13% year-on-year, adjusted EBITDA for H1 2025 increased by 118% to R4.8 billion (US$260 million) from R2.2 billion (US$117 million) for H1 2024, driven by a 36% year-on-year increase in the average received gold price to R1,802,580/kg (US$3,049/oz). This is the highest adjusted EBITDA from the SA gold operations since H2 2020, and accordingly, the contribution from the SA gold operations to Group adjusted EBITDA for H1 2025 (excluding total S45X credits) increased to 48% from 33% for H1 2024, confirming the strategic importance of the SA gold assets in the diversified Group portfolio.
Gold production from the managed SA gold operations (excluding DRDGOLD) decreased by 14% primarily due to ongoing challenges at the Kloof operation, with AISC for H1 2025, increasing by 17% due to 21% lower gold sold year-on-year.
The average gold price received by the SA managed operations for H1 2025 (including gold hedges), increased by 33% to R1,756,996/kg (US$2,972/oz), significantly enhancing operational profitability. Adjusted EBITDA (excluding DRDGOLD) increased by 166% to R3.0 billion (US$160 million) compared to R1.1 billion (US$59 million) in H1 2024.
Operational challenges which affected the Driefontein and Beatrix operations during Q1 2025, have largely been resolved and both operations are expected to deliver improved production for H2 2025. Seismicity and infrastructural constraints which impacted production from the Kloof operation, are being addressed. A detailed review of the Kloof operational outlook is currently being undertaken to balance the sustainability and commercial viability of these operations, underpinned by our commitment to safe production.
The outlook for the gold price remains positive, supported by uncertain global economic and socio-political factors. The average rand gold price for Q3 2025 to date is 7% higher than for H1 2025, suggesting positive potential for further expected profitability gains during H2 2025.
When the three SA gold operations, Beatrix, Kloof and Driefontein, were unbundled by Gold Fields, they were perceived as troubled, high cost, end of life assets (with reserves of approximately 13.5 Moz and a forecast life of mine (LOM) of around 8 years at the time). In February 2013 Sibanye Gold listed on the JSE at a market capitalisation of around R10 billion. It is therefore encouraging to consider that our managed gold operations (essentially these same assets plus Cooke surface operation), 12 years later, and after producing 12.9 Moz of gold, are still able to deliver adjusted EBITDA of R3.0 billion (US$160 million) for H1 2025. This amounts to roughly 16% of original market capitalisation (R18.75 billion adjusted for inflation) in 6 months. Whilst they are indeed nearing the end of their productive lives, these assets have sustained the Group through a challenging time of low industrial metal prices and are still expected to have between 4 to 10 years of significant shared value potential ahead.
Our circular economy assets are also proving to be a valuable differentiator for the Group, providing consistent earnings through commodity price cycles.
Our secondary mining operations continued to contribute positively to the Group. DRDGOLD’s leverage to the increasing gold price was evident in a 70% increase in adjusted EBITDA to R1.8 billion (US$100 million) for H1 2025 compared with H1 2024, despite an 8% decrease in production. DRDGOLD declared a record final cash dividend of 40 SA cents per share for the year ended 30 June 2025, approximately R178 million of which will accrue to Sibanye-Stillwater.
The Century zinc retreatment operations in the Australian region also performed strongly, with production 22% higher year-on-year and AISC 21% lower. Adjusted EBITDA of US$36 million (R657 million) for H1 2025 was a substantial turnaround from the adjusted EBITDA loss for H1 2024 of US$19 million (R351 million), reflecting an all-round good performance and greater operational stability through measures implemented to sustain production through the wet season that had affected production in previous years.
The recycling business provides earnings stability and consistent cash flow support for the Group, maintaining relatively stable margins through the cycle, but remaining leveraged to increases in metal prices and volumes.
The US PGM recycling operation was stable year-on-year, with recycling constrained by low automobile scrappage rates. The average 3E PGM recycling basket price of US$1,311/3Eoz (R24,109/3Eoz) for H1 2025 was 5% higher than for H1 2024, partially offsetting 14% lower 3E PGM ounces sold due to a build up of inventory during the smelter transition.
As a result of lower 3E sales (and build up in inventory), on a like-for like basis, adjusted EBITDA (excluding S45X credits) of US$4 million (R150 million) was 55% lower year-on-year. Excess inventory is expected to be processed and sold during H2 2025 and, benefiting from higher average PGM prices for Q3 2025 to date, boosting revenue for the coming period.
The US PGM recycling operations also qualify for S45X credits, which boosted adjusted EBITDA for H1 2025 by US$121 million (R2.2 billion) to US$129 million (R2.4 billion). The total credits of US$126 million (R2.2 billion) comprised US$16 million (R289 million) for H1 2025, US$40 million (R711 million) for 2024 and US$69 million (R1.2 billion) for 2023.
The Reldan recycling operation generated adjusted EBITDA of US$18 million (R330 million) for H1 2025, 20% higher than for H2 2024, the previous full 6-month period since it was incorporated into the Group in March 2024. Revenues benefited from higher gold and silver prices during the period.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 4

In our EU region, the ramp down of the Sandouville refinery is nearing completion and preparation for the care and maintenance phase is ongoing. Production of nickel cathode and nickel salts from nickel matte was stopped by end of Q2 and only some areas of the down stream process remain open to allow for recycling and recovery of nickel from the effluents. Adjusted EBITDA losses of US$17 million (R310 million) for H1 2025 are expected to reduce once the operations are on care and maintenance.
The GalliCam project prefeasibility study is expected to be completed around year end.
The Keliber lithium project remains on track for completion of the construction phase during H1 2026. 2025 marks the peak of project capital expenditure, with capital commitments forecast to decline significantly from H1 2026.
The Keliber lithium project remains the most advanced, fully integrated lithium hydroxide project in the EU region, offering a significant competitive advantage for value realisation in a more supportive price environment. In light of revisions to medium term lithium market fundamentals and price forecasts, we are currently assessing various scenarios to ensure that a decision on the full commissioning and production build up, is adequately informed and responsible, with a primary focus on timing of market entry to optimise value.
FINANCIAL HEALTH
The Group is in a sound financial position. Balance sheet ratios are healthy, secured by capital reinforcement and disciplined capital allocation during 2024, underpinned by improving operational profitability and cash flows. With precious metals prices well supported, the projected outlook for key financial health indicators is positive.
Greater operational stability and good cost control from most Group operations, combined with the leveraged exposure of our SA gold operations to the increasing gold price, have notably improved Group profitability.
Importantly, this upward trend in Group profitability reflects the benefits of repositioning and restructuring of operations which stabilised production and cost from most Group operations, which underpinned a 51% increase in Group adjusted EBITDA (excluding all S45X credits) to R10.0 billion (US$533 million) for H1 2025 from adjusted EBITDA of R6.6 billion (US$355 million) for H1 2024.
The financial turnaround for H1 2025 was significantly amplified by the incorporation of Advance Manufacturing Production credits in terms of Section 45X of the Inflation Reduction Act (IRA), which have been secured for the US PGM operations following agreement reached with the US PGM third party refiner.
S45X credits for both the US underground and recycling operations for FY2023, FY2024 and H1 2025 totalling R5.1 billion (US$285 million) were recognised during Q2 2025, boosting Group adjusted EBITDA (including S45X credits) to R15.1 billion (US$818 million), 127% higher than adjusted EBITDA of R6.6 billion (US$355 million) for H1 2024, albeit not directly comparable year-on-year.
The same positive trend was reflected in Group adjusted free cash flow (FCF), which improved by R12.4 billion (US$610 million) to positive FCF of R4.5 billion (US$243 million) for H1 2025, from a free cash outflow of R6.9 billion (US$367 million) for H1 2024.
Group FCF was boosted by the R9.2 billion (US$500 million) proceeds from the Franco Nevada streaming transaction, concluded in February 2025. Excluding the streaming proceeds would have resulted in a R4.7 billion (US$258 million) FCF outflow for the Group for H1 2025. This is still substantially improved compared with H1 2024, despite the substantial buildup of inventory at the gold and PGM operations which reduced metal sales and FCF from these operations during H1 2025. This inventory is expected to be processed during H2 2025, enhancing cash flow for the period.
The Group’s cash balance (excluding Burnstone) increased by 31% from 31 December 2024 to R21.0 billion (US$1.1 billion) at 30 June 2025, primarily due to the streaming proceeds.
Gross debt (excluding Burnstone) increased by 2% to R40.2 billion (US$2.3 billion) at 30 June 2025, primarily due to project capital expenditure at the Keliber Lithium project.
Net debt decreased by R4.2 billion (US169 million) to R19.2 billion (US$1.1 million) at 30 June 2025, which together with the a 64% increase in the 12 month trailing adjusted EBITDA to R21.5 billion (US$1.2 billion), resulted in the Group’s net debt to adjusted EBITDA reducing to 0.89x, which is pleasing considering substantial capital investment in key projects through the price cycle.
The Group financial position is robust, with sufficient balance sheet liquidity headroom of R46.9bn (US$2.6bn), debt maturities which are well structured and undemanding, Group net debt:adjusted EBITDA which is within comfort levels and well below debt covenant levels. SA gold and SA PGM operations are expected to deliver improved operating results during H2 2025. Metal sales for the period are likely to be enhanced by a release of inventory built up during H1 2025. The US PGM operations are similarly expected to benefit from a release of inventory and higher metal sales for H2 2025.
The SA gold operations and SA and US PGM operations are highly leveraged to metal prices as is evident from the sharp increase in profitability for H1 2025, despite relatively modest metal price increases. Gold and PGM prices have rallied further during Q3 2025 (for Q3 2025 to date, averaging R1,934,171/kg (+5%), R31,328/4Eoz (+19%) and US$1,229/2Eoz (+25%)), which suggests significant upside for earnings and cash flow should higher prices be maintained.
The Group cash position will be further enhanced in 2026, by the expected R4,404 million (US$248.5 million) S45X credits cash payment to the US PGM operations.
Losses from the Sandouville refinery are also anticipated to decline when the facility is placed on planned care and maintenance at year end.
Furthermore, as detailed in the Q1 2025 operating results, Group cash flow is expected to benefit from substantially reduced annual project capital expenditure for the Keliber lithium project (from capital guidance of €300 million (R5.9 billion) for 2025), following the forecast completion of the construction/development phase of the Keliber lithium project, scheduled for H1 2026.
The Marikana K4 shaft is also nearing completion of the project phase, with project capital expected to decline from current levels of R309 million (US$17 million) for H1 2025, and its contribution to revenue from the Marikana operation, increasing as production continues to ramp up.
As such, there is a high probability that cash flow for H2 2025 and FY2026 could increase substantially, supporting a reduction in Gross debt, which will further strengthen the Group financial position, and provide for increased dividends to shareholders.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 5

STRATEGIC POSITIONING
I am confident that the proactive and decisive actions taken over the past 2 years to optimise operational profitability and secure the financial sustainability of the Group through an extended trough in commodity prices, have successfully managed risk and aided in preserving value.
The decisions we took and actions we implemented were not taken lightly, but were deeply considered and measured, avoiding knee-jerk responses to the deteriorating environment, before being decisively implemented.
We approached the restructuring in a phased and considered manner, focusing on high-cost mines to restore profitability and ensure their survival, and closing shafts which were at, or close to, the end of their operating lives, or unable to restructure effectively.
Our strategic positioning in the US, European and Australian ecosystems has been guided by our recognition in 2021 that the global trade model was unsustainable and that there would be a shift towards establishment of regional value chains, which we called multipolarity. We anticipated that achieving greater trade independence would require significant financial support and investment from regional governments, which would benefit strategically positioned businesses.
This led to us keeping the US PGM operations in production at reduced scale despite sentiment from some analysts and investors that they should be shut down. I am pleased to say this appears to be the right decision by the Group. The US PGM operations are the only source of primary PGM supply in the US and are of strategic importance not just for Sibanye-Stillwater, but for the US. The phased repositioning and restructuring we implemented at these operations since 2022, together with the S45X credits, which will provide critical financial support for the next 8 years, has already enhanced their potential sustainability.
The Group filed anti-dumping and countervailing duty petitions on unwrought Palladium from Russia on 30 July 2025, following significant engagement with the US Treasury. The petition was filed together with the United Steelworkers Union and with support from over 70% of US Palladium value chain participants.
The purpose of US anti-dumping and countervailing duty law is to ensure that domestic producers can compete on a level playing field by addressing market distortions caused by unfair trade practices. Parallel investigations by the US Department of Commerce and the US International Trade Commission will take about 13 months although preliminary duties may be imposed within five months of the filing.
The rationale for our application is to protect a strategic asset for the US and protect our US PGM operations from uneven trade practices, for the benefit of stakeholders including employees and communities in Montana.
Our projects in the European region, the Keliber lithium project and GalliCam project, have both been granted ‘strategic project’ status under the EU critical raw materials act (CRMA), with the GalliCam project having been awarded a conditional grant of €144 million from the European Innovation Fund.
While taking decisive action to improve operational profitability and reinforce our Balance sheet, and despite the trough in prices, we continued to invest in key projects that were approved and were under development, such as the Marikana K4 project and the Keliber lithium project. Both of these projects are well advanced, with the K4 project in the production buildup phase, with project capital expenditure reducing, and the Keliber lithium project nearing completion of the construction phase.
The K4 project at Marikana operations is a world class PGM project with a LOM of more than 30 years that was substantially developed with capital invested by Lonmin before it was put on care and maintenance in 2015/16. Sibanye-Stillwater resumed project development in 2021 and it has significantly advanced, with the ramp up of production to full production of 250,000 4Eoz underway for three years already, steadily increasing its contribution to Marikana production and reducing unit costs.
The Keliber lithium project remains the most advanced, fully integrated lithium hydroxide project in the EU region, offering a significant competitive advantage for value realisation by supplying locally mined and beneficiated critical metals to the European battery ecosystem.
The lithium market has been in surplus since 2023, which has continued to weigh on lithium prices during H1 2025. Despite lithium prices falling well into the industry cost curve, there has been limited response from producers. Absent any material supply response, the lithium market is forecast to remain in surplus for longer, extending the trough in prices. Despite a slowdown in forecast battery electric vehicles (BEV) sales growth, lithium demand is expected to continue to increase steadily, albeit at a reduced rate than previously projected by the market. Our fundamental long-term outlook for the lithium market therefore remains unchanged, however these factors have contributed to a more extended period of oversupply and low prices, than previously forecast.
We successfully funded these projects through peak capex phases, while maintaining our financial integrity, contrary to expectations of many market commentators. Project capital requirements for these projects are forecast to decrease significantly during 2026, enhancing cash flow. Further to investing in these key projects through the cycle, opportunities to optimise the potential of the SA PGM operations continue to be assessed.
The acquisition of Valterra's 50% share in the Kroondal PSA and full consolidation of Kroondal into the Rustenburg operation during H2 2024, allows opportunities for further synergies and value unlock, in addition to the cross boundary mining already taking place. During Q2 2025, the Board approved the Bambanani-Siphumelele project as the next step in realising value from this acquisition. This brownfield project involves the extension of the Bambanani decline allowing extraction of Siphumelele UG2 reserves from low cost mechanised Bambanani infrastructure. The Siphumelele vertical shaft provides more efficient man and materials logistics resulting in significant cost benefits for both operations. This logical, relatively low capital intensity project, is expected to deliver extend the life of both the Siphumelele and Bambanani mines, and forecast to deliver quick payback of invested capital, thereby ensuring high returns for the Group and unlocking of shared value for all stakeholders.
Low capital intensity,brownfields projects such as this are a logical continuation of the consolidation of our SA PGM assets which began in 2016 and offer significant potential to maintain higher production from these assets over a longer LOM than currently planned, through the realisation of further operational and cost synergies. There is also significant potential to reprocess extensive surface resources, which is currently being assessed and is expected to extend the life of the surface operations significantly.
The agreement announced on 19 February 2025 regarding the Glencore/Merafe JV is expected to significantly increase chrome yields and production from the SA PGM operations, and accelerate completion of delivery of contracted chrome volumes agreed in 2011 between Lonmin and the Glencore/Merafe JV Venture, by approximately 20 years. Thereafter, Sibanye-Stillwater's attributable share of value from chrome production from the Marikana CRPs is expected to be significantly enhanced from greater exposure to chrome prices, and anticipated future chrome production growth. The improved economics of Sibanye-Stillwater's chrome production are expected to enhance the inherent value and commercial viability of development and extension brownfields projects at the SA PGM operations, which are currently being assessed.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 6

OPERATING GUIDANCE FOR 2025*
As a result of ongoing operational challenges at the Kloof operation, guidance for the SA managed gold operations has been revised to 15,000-16,000kg (480-514koz), with revised AISC guidance of between R1,450,000/kg (US$2,473/oz) and R1,550,000/kg (US$2,643/oz). Capex guidance remains unchanged at R3.5 billion (US$192 million).

2025 Annual guidance		Production	All-in sustaining cost	Total capital
US region	US PGM operations (2E mined)	255 - 270 koz	US$1,420 - 1,460/2E oz1 Incl. S45X credit: US$1,320 – 1,360/2E oz	US$100m - US$110m (R1.8bn – R2bn)[2]
	US PGM recycling (3E)	300 - 350 koz	n/a	US$1.5m (R27m)²
	Reldan recycling (e-waste and industrial waste)	Gold 120 - 130 koz Silver 2 - 2.3 moz 3E PGM 35 - 40 koz Copper 3.0 - 3.2 mlbs	n/a	US$2.8m (R51m)²
SA region	SA PGM operations (4E PGMs)	1.75 - 1.85 moz[3,4]	R23,500 - 24,500/4E oz (US$1,288 -1,343/4E oz)²	R6.5bn (US$356m)² (incl. R1.42bn (US$78m) for project capital)
	SA gold operations (excl. DRDGOLD)	15,000 - 16,000kg (480 -514 koz)	R1,450k - 1,550k/kg (US$2,473 - 2,643/oz)²	R3.5bn (US$192m)²
EU region	Sandouville nickel refinery[5]	n/a	n/a	GalliCam study cost €10m (R198m)²
	Keliber lithium project	n/a	n/a	€300m (R5.9bn)[2]
AUS region	Century zinc operations	88.3k – 97.8k tonnes (payable)	A$3,400-3,700/t (R39,678 - 43,179/t)² (US$2,175 - 2,367/t)²	A$8m (US$5.7m/R93m)²
	Mount Lyell copper mine[6] (under feasibility study)	n/a	n/a	A$6m (US$4.3/R70m)²

Source: Company forecasts, Note: Guidance does not take into account the impact of unplanned events
* As at 28 August 2025
1US PGM AISC are impacted by tax and royalties paid based on PGM prices, current guidance was based on spot 2E PGM prices of US$950/oz
2Estimates are converted at an exchange rate of R18.24/US$, R19.80/€ and R11.67/A$
3SA PGM operations production guidance includes third party POC and 50% attributable production from Mimosa
4SA PGM operations AISC excludes the purchase cost of third party POC and Mimosa costs and capital (equity accounted) and attributable production for both
5The ramp down and preparation for care and maintenance will be complete by year end. The GalliCam prefeasibility study is being conducted to evaluate the viability of producing pCAM and is expected to be completed around the end of 2025. The GalliCam study cost excludes the care and maintenance costs of the refinery
6Mount Lyell was an operating copper mine which closed and is currently under care and maintenance. The feasibility study is expected to be completed during Q4 2025

NEAL FRONEMAN
CHIEF EXECUTIVE OFFICER

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 7

SIBANYE-STILLWATER GROUP SAFETY AND OPERATING REVIEW

SAFETY
It is pleasing to note the improvement in most Group safety indicators year-on-year. The Group lost time injury frequency rate (LTIFR) improved from 3.99 (per million hours worked) for H1 2024 to 3.57 for H1 2025, a 11% improvement and the Total recordable injury frequency rate (TRIFR) decreasing from 4.45 to 3.90 (per million hours worked) for the same period. The Group serious injury frequency rate (SIFR) regressed slightly by 1% from 2.20 (per million hours worked) for H1 2024 to 2.23 for H1 2025.
During H1 2025, the Group achieved its lowest TRIFR of 3.90, 12% lower than H1 2024. High potential incidents (HPIs) have also steadily declined since monitoring began in H2 2022.
It is essential to equip leaders and line managers to address unintentional human errors and to actively promote and reinforce safe production practices. Supporting the existing leadership development programs, Sibanye-Stillwater iCARES values and behavioural frameworks, a focused safety culture uplift programme has commenced in the SA region to change behaviours and sustainably improve safe production. In recent years improved risk awareness, operational transparency, and employee confidence in the reporting process has led to a consistent increase in reporting of near-miss incidents. Entrenching our safety strategy and supporting teams to achieve consistent, sustainable, and safe production will continue to be a priority for 2025, along with encouraging values-based decision-making.
Notwithstanding the progress being made through our Fatal elimination strategy, improving cultural maturity at leadership and supervisory levels and enhancing excellence in the monitoring and execution of group minimum technical standards, the loss of any colleague is deeply mourned. On 11 June 2025, Miss Nomsa Matsolo, an employee at our Rustenburg operations passed away from injuries sustained when she was struck by a Sibanye-Stillwater contractor vehicle whilst conducting road barrier maintenance on a surface public road maintained by Sibanye-Stillwater. This together with the loss of Mr. Xavier Humberto, a 58 year old shaft timberman at Kloof 1 shaft and Miss Bomkazi Jozana, a 31 year old locomotive operator at Driefontein 5 shaft, during Q1 2025, a total of three fatalities were experienced during H1 2025. All incidents have been investigated with relevant stakeholders to understand the root causes and specify risk mitigation measures for implementation.
The Board and management of Sibanye-Stillwater extend their sincere condolences to the loved ones, families and friends of our deceased colleagues, and support has been provided to the families of the deceased.

OPERATING REVIEW
Americas (US) region
US PGM operations
During H1 2025, the US PGM operations successfully delivered on the the planned operational parameters from the restructuring from Q4 2024, reducing absolute cost and improving profitability. Management is now focused on reducing AISC to below US$1,000/2Eoz (in 2024 real terms and excluding S45X credits). This Group aims to achieve this reduction through a combination of improved productivity, efficiency enhancements and continuous optimisation of cost and operating efficiency. The focus includes a review of mining cycles, additional mechanising activities and improvements to mine infrastructure and design.
Mined 2E PGM production for H1 2025 of 141,124 2Eoz was 41% lower year-on-year, primarily due to the cessation of operations from the Stillwater West mine, which has been put on care and maintenance as planned. On an annualised basis (282,248 2Eoz) the operations are on track to deliver within annual production guidance of 255,000 2Eoz to 270,000 2Eoz for 2025. 2E PGM production from the Stillwater mine of 75,898 2Eoz for H1 2025, was 51% lower than for H1 2024, reflecting the suspension of operations at the Stillwater West mine with production from the East Boulder mine of 65,225 2Eoz, 21% lower year-on-year, in line with the restructuring plan.
2E PGMs sold of 133,106 2Eoz for H1 2025 were 8,018 2Eoz less than PGMs produced as a result of the start-up and commissioning of the second electric furnace (EF2), which commenced processing in April 2025, replacing electric furnace 1 (EF1), which decommissioned in July 2025. During the commissioning in Q2 2025, throughput was temporarily constrained, resulting in a higher inventory in process, especially inventory shipped for final refining compared to end 2024. Inventory lock-up of approximately 5,700 2Eoz during the commissioning of EF2 is expected to be partly offset by the release of locked up inventory from EF1 as it is dismantled in H2 2025.
Total capital expenditure decreased by 52% year-on-year to US$45 million (R829 million). Ore reserve development (ORD) expenditure declined by 49% to US$33 million (R614 million) and sustaining capital decreased by 68% to US$7 million (R121 million) for H1 2025. Sustaining capital is expected to be higher in H2 2025 as projects are completed and new fleet items are delivered. Project capital for H1 2025 of US$5 million (R94 million) was primarily on the construction of the East Boulder tailings storage facility.
While it did not have a substantial impact on H1 2025 production, a fall of ground incident occurred at a high grade stope block at Stillwater East at the end of April 2025, which is expected to be back in production in September 2025. Alternative stope blocks have been developed to address the shortfall of around 3,000 2Eoz per month. Whilst our guidance for 2025 is unchanged, the incident is likely to result in lower production in the second half of the year compared to H1 2025.

US recycling operations
US PGM recycling operation
Average volumes of spent autocatalysts fed at the US PGM recycling operation of 9.6 tonnes per day (tpd) for H1 2025 were 10% lower when compared to H1 2024 feed rates of 10.7 tpd. The transition from the EF1 furnace to the new EF2 furnace at the Columbus metallurgical facility resulted in lock-up in recycling inventories. At the end of H1 2025, recycle inventory increased to approximately 147 tonnes containing an estimated 12,000 3Eoz compared with 62 tonnes at the end of H2 2024. Inventory levels reduced in July and the smelter is expected to process this excess inventory to a sustainable level of around 60 tonnes during H2 2025.
Total recycling S45X credits of US$126 million (R2.2 billion) were recognised during Q2 2025 which included full year credits of US$69 million (R1.2 billion) and US$40 million (R711 million) for 2023 and 2024 respectively, and US$16 million (R289 million) for H1 2025, significantly benefiting profitability for the US PGM recycling operations for the periods.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 8

The average 3E PGM recycling basket price of US$1,311/3Eoz (R24,109/3Eoz) for H1 2025 was 5% higher than for H1 2024, partially offsetting lower 3E PGM ounces sold which decreased by 14% to 135,432 3Eoz. Adjusted EBITDA (excluding the S45X credit) for H1 2025 of US$4 million (R150 million) was 55% lower than for H1 2024. Adjusted EBITDA (including the S45X credits) for H1 2025 was US$129 million (R2.4 billion), 16 times higher than the US$8 million (R147 million) for H1 2024. For H2 2025, as the excess inventory is processed and sold, the outlook for the recycling operations is very favourable.
Reldan recycling operations
For H1 2025 Reldan processed 8.6 million lb of mixed scrap and sold 63,992 oz gold, 932,712 oz of silver, 8,020 oz platinum, 11,557 oz palladium, and 1.5 million lb of copper.
Adjusted EBITDA of US$18 million (R330 million) from the Reldan recycling operations for H1 2025 was 20% higher than for H2 2024, the first full half year since it was incorporated into the Group.
Southern Africa (SA) region
SA PGM operations
The SA PGM operations delivered another solid performance for H1 2025. 4Eoz PGM production (including attributable production from Mimosa and third party purchase of concentrate (PoC)) of 840,046 4Eoz, was 4% lower year-on-year, primarily due to 30% or 23,294 4Eoz lower surface production which decreased to 54,102 4Eoz as a result of high seasonal rainfall which impacted most of the SA PGM industry, and 29% (14,352 4Eoz) lower PoC purchases of 35,794 4Eoz, in line with revised annual contractual agreements. The Rustenburg surface operations were also impacted by challenging re-mining conditions at the Waterval West TSF which is expected to reach the end of its life in 2026, and the supply of high grade slag from Valterra Platinum Limited which stopped in February 2025. PGM production (including attributable production from Mimosa and excluding PoC) declined by 3% to 804,252 4Eoz. PGM production from underground operations of 750,150 4Eoz for H1 2025 was in line with H1 2024 with underground production from the Rustenburg operations 2% higher and from the Marikana operations 1% lower. With the exception of Kwezi shaft (Kroondal), all underground shafts increased production for Q2 2025 relative to Q1 2025.
H1 2025 costs were well contained with total SA PGM operating costs (excluding PoC and Mimosa) increasing by only 4% to R19.3 billion (US$1.1 billion). These cost controls include the benefits from the restructuring and closure of high costs shafts in Q1 2024 which has ameliorated additional toll processing costs resulting from the move of the Kroondal operations from PoC to toll with effect from 1 September 2024. As previously highlighted, with the transition from PoC to toll, Kroondal, now incorporated in Rustenburg, has higher operating costs due to increased tolling costs compared to the PoC agreement where smelting and refining costs were not reflected in operating costs, but in reduced revenue, and with the move to tolling at Kroondal, Kroondal will derive greater exposure to the higher metal prices and achieve higher margins as sales are realised.
AISC (excluding PoC) for H1 2025 at our managed operations increased by 11% year-on-year to R23,892/4Eoz (US$1,299/4Eoz), in line with the annual guidance range of R23,500 to R24,500/4Eoz (US$1,288 and 1,342/4Eoz). The increase was primarily due to 3% lower production, a 20% increase in sustaining capital (specifically Marikana) and 11% lower by-product credits (primarily Rustenburg) compared with H1 2024. By-product credits (including PoC), which in H1 2025 contributed R6,732/4Eoz (US$366/4Eoz) to AISC were lower primarily due to lower chrome production and sales volumes (affected by rainfall during Q1 2025) and a 13% decrease in the chrome market price. Chrome sales revenue as a percentage of by-products declined from 53% in H1 2024 to 41% in H1 2025. AISC (including PoC) at our managed operations increased by 11% year-on-year to R23,777/4Eoz (US$1,293/4Eoz), with PoC purchase costs 15% lower due to lower contractual purchase volumes.
Total capital expenditure remained consistent with H1 2024 at R2.5 billion (US$138 million). ORD capital expenditure decreased by 7% to R1.1 billion (US$60 million). Sustaining capital expenditure increased by 20% to R1.1 billion (US$61 million) attributable to increased spending on infrastructure projects, winder upgrades, and the refurbishment of the Other Precious Metals (OPM) and Ruthenium plant at the Precious Metal Refinery (PMR). Growth project capital decreased by 25% to R332 million (US$18 million) due to the Marikana K4 project capital declining in line with the project schedule.
4E PGM sales were 16% lower year-on-year (primarily due to smelter rebuilds at Furnace 1 and 2 at Marikana and the secondary precious metal circuit at the Precious Metals Refinery), resulting in a build up in inventory, which is expected to be processed during Q3 2025. Given the improving production and sales outlook in H2 2025 and the PGM basket price which has improved by 23% since the end of May to the current level of R31,627/4Eoz, the outlook for the SA PGM’s operations is very positive.
Attributable PGM production from Mimosa of 59,054 4Eoz was 4% lower as a result of maintenance shutdowns at the metallurgical plant, which also impacted recoveries. AISC increased by 4% to US$1,193/4Eoz (R21,946/4Eoz) as a result of lower production, offset by sustaining capital which was 44% lower at US$9 million (R160 million) following the commissioning of the new tailings storage facility (TSF) in April 2024. Mimosa concentrate sales were temporarily affected by the suspension of exports from Zimbabwe during April and May 2025.
Chrome sales in H1 2025 of 1,072kt decreased by 17%, mainly due to a 12% decrease in chrome production to 1,162kt, significantly impacted by high rainfall during Q1 2025. Chrome revenue of R2.2 billion (US$117 million) decreased by 31% or R1.0 billion due to a 13% decrease in received chrome price which declined from US$298/t for H1 2024 to US$259/t along with the lower sold volumes.
SA gold operations
For H1 2025, gold production from the managed SA gold operations (excluding DRDGOLD) decreased by 14% to 7,072 kg (227,370 oz), primarily due to ongoing challenges at the Kloof operation, including increased seismicity in high grade, isolated blocks of ground, along with infrastructure limitations in the shaft ore pass and ventilation systems at Kloof Thuthukani 1 shaft. These issues have resulted in start-stop operations that further impact stability of production. Compounding this were two significant incidents: a tragic fatal accident at Thuthukani 1 Shaft in January together with a Section 54 stoppage, resulting in a loss of approximately 25,000 oz less production, and a shaft incident in May 2025 at Manyano 7 shaft, which was only resolved in July 2025 contributing a further 2,000 oz production shortfall. The Kloof operation is currently under comprehensive review to optimise the mine plan for long term stability and commercial viability, within the context of our steadfast commitment to safe production practices.
Production from the Driefontein operations was impacted by a fire in a 5 shaft pump station in January 2025; and a Section 54 stop order following the fatal incident in March 2025, which delayed the post fire ramp-up. Seismicity in high grade VCR stopes at Driefontein 1 shaft necessitated crew withdrawals and reassignments to lower grade areas also impacted delivery in H1 2025. Beatrix underground production was consistent with H1 2024, although plant leach train and elution constraints (resolved by end H1 2025) reduced throughput and production for the period. Accumulated inventory, will be processed during H2 2025. Production from the SA Gold operations (including DRDGOLD) for H1 2025 of 9,337kg (300,191 oz) was 13% lower than for H1 2024.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 9

AISC (excluding DRDGOLD) for H1 2025, increased by 17% to R1,561,114/kg (US$2,640/oz) compared to H1 2024, primarily driven by 21% lower gold sold year-on-year with gold sold 175 kg (5,626 oz) lower than gold produced for H1 2025 due to timing differences. AISC including DRDGOLD for H1 2025 of R1,436,817/kg (US$2,430/oz) was 15% higher year-on-year.
The average gold price received by the SA managed operations for H1 2025 (including gold hedges), increased by 33% to R1,756,996/kg (US$2,972/oz), significantly enhancing operational profitability. Adjusted EBITDA (excluding DRDGOLD) increased by 166% to R3.0 billion (US$160 million) compared to R1.1 billion (US$59 million) in H1 2024. Adjusted EBITDA including DRDGOLD increased by 118% to R4.8 billion (US$260 million), the highest Adjusted EBITDA for the gold operations since H2 2020.
For H2 2025 to date the average spot gold price of R1,910,747/kg (US$3,345/oz) is currently 5% higher than the average spot gold price for H1 2025, which if sustained, suggests increased profitability from the SA Gold operations. A stockpile of ore at the Beatrix operation, containing approximately 92kg (2,958 oz) of gold, is expected to be processed during H2 2025 benefiting production and revenue.
Capital expenditure (excluding DRDGOLD) decreased by 16% to R1.7 billion (US$90 million), primarily due to the Burnstone project being placed on care and maintenance in Q1 2024. Ore reserve development (ORD) capital expenditure was 3% lower to R1.4 billion (US$74 million), driven by reduced off reef development meters at Beatrix and Kloof. Conversely, sustaining capital expenditure increased by 2% to R297 million (US$16 million), reflecting increased investment in winder upgrades and infrastructure at Kloof and plant refurbishment at Beatrix.
DRDGOLD’s gold production of 2,265kg (72,821oz) for H1 2025, was 8% lower than for H1 2024 as a result of a 19% decrease in yield, partially offset by a 14% increase in tonnes milled. This was consistent with the planned transition at ERGO to mainly higher volume, lower grade sites, following the depletion of higher-grade remnant sites in the previous year. AISC for H1 2025 increased by 15% to R1,075,966/kg (US$1,820/oz), mainly as the result of a 8% decline in gold sold, and a 50% increase in sustaining capital to R184 million (US$10 million), associated mainly with the construction of water pipeline infrastructure from Ergo’s central water facility to the 4A8 site. Project capital was 53% lower in H1 2025 at R1.1billion (US$60 million) as a result of the completion of the construction of ERGO’s solar power plant and battery power storage facility and less than planned capital spent on the Regional Tailings Storage Facility (RTSF) due to the unprecedented wet weather conditions which inhibited construction activities.
European region
Sandouville nickel refinery
The ramp-down of the Sandouville nickel refinery continued during H1 2025, with production of nickel cathode and salts from nickel matte concluding in Q2 2025. Some areas of the down stream process remain open to allow for the possibility of recovery of nickel from the effluent cake through recycling. A voluntary leave plan has been agreed with the unions and approved by French authorities, and negotiations for further headcount reductions are ongoing.
An adjusted EBITDA loss of US$17 million (R310 million) for H1 2025 was incurred, but this loss is expected to reduce in H2 2025 following the plant being placed on care and maintenance.
The GalliCam pre-feasibility study (PFS) is expected to be completed around year-end. Gallicam prefeasibility costs of US$3 million (R65 million) were expensed in H1 2025, against a forecast of US$11 million (R198 million) for 2025.
Keliber lithium project
Construction of the Keliber lithium project primarily focused on electrical and instrumentation installations at the Keliber lithium refinery, and civil works and equipment installations at the Päiväneva concentrator. Cold commissioning started at both sites during Q2 2025.
Capital expenditure for H1 2025 (including capitalised interest and other capitalised expenditure outside the initial forecast scope of the project, e.g. exploration) was €152 million (R3.1 billion) consistent with guidance of €300 million (R5.9 billion)* for 2025. Forecast project capital expenditure for the total construction phase of the project was revised to €783 million (R15.5 billion) (real 2024 terms) during Q2 2025, of which €577 million (R11.5 billion) had been spent by end of H1 2025.
The Keliber lithium project has received all key permits, however some permit conditions are still subject to further review by the permitting authority:
•The environmental permit (EP) for the Rapasaari-Päiväneva area is legally valid since April 2024 following the Vaasa administrative court ruling which required certain permit conditions to be reviewed by the permitting authority.
•For the Päiväneva concentrator, the permitting authority (Regional State Administrative Agency for Western and Inland Finland) published the permit decision on 24 June 2025, which included an enforcement order allowing the concentrator to be constructed and operate according to schedule. The appeal period ended 31st of July 2025 with 1 appeal submitted against the permit decision. The handling of the appeal in Vaasa Administrative Court is expected to take approximately 9-12 months.
•For the Rapasaari mine, the application concerning the permit conditions subject to further review was submitted in March 2025
* The guidance has been translated where relevant at an average exchange rate of R18.24/US$ and R19.80/€
Australian region
Century zinc retreatment operation
The Century operation delivered a strong operational performance for H1 2025, producing 51kt of payable zinc, a 22% increase compared with 42kt for H1 2024.
Operational resilience measures to minimise disruption from excessive rainfall which affected H1 2023 and H1 2024 were implemented, and had a resultant positive impact in H1 2025. These included the addition of two satellite slurry-winning pontoons (separate mining systems, on higher elevation and less affected by rain events), additional dewatering infrastructure, an improved debris removal system and additional water diversion bunds.
The AISC for H1 2025 was US$1,762/tZn (R32,411/tZn), 21% lower than US$2,228/tZn (R41,710/tZn) for H1 2024 as a result of the increased production, and good cost control by the operations.
The strong operational performance together with relatively stable A$ zinc prices and low treatment charges for H1 2025, resulted in adjusted EBITDA for the Century operation increasing to US$36 million (R657 million).

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 10

We expect the strong operational performance to continue during H2 2025, post the annual shutdown completed in July, and supported by positive Australian dollar zinc metal pricing and low treatment charges.
An opportunity to extend the life of the Century operation and enhance the return on investment from the assets continues to be actively explored. With the aim of leveraging the existing infrastructure (processing plant, pipeline, camp and port facilities) and some of the extensive, largely undeveloped, high grade phosphate resources in the region, a feasibility study (AACE Class 2 Estimate) is expected to be completed during Q1 2026.
Mt Lyell copper project
The Mt Lyell feasibility study (AACE Class 2 Estimate) is expected to be completed during Q4 2025.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 11

FINANCIAL REVIEW OF THE SIBANYE-STILLWATER GROUP

Group financial performance
Group revenue for H1 2025 decreased by 1% to R54,767 million mainly due to lower sales volumes at all operations with the exception of the Century zinc retreatment and Reldan operations, partially offset by higher gold prices received during H1 2025. Group cost of sales, before amortisation and depreciation decreased by 20% to R38,274 million mainly due to the S45X advanced manufacturing production credits recognised during June 2025 for 2023, 2024 and H1 2025 reporting periods, and lower sales volumes. The lower cost of sales was slightly offset by higher impairments raised, higher share-based payment expenses, lower other income received and a net loss on financial instruments, which resulted in a 44% decrease in the Group loss for H1 2025 of R3,906 million. Group adjusted EBITDA for H1 2025 increased by 127% or R8,425 million to R15,073 million.
Revenue
Group revenue for H1 2025 decreased by 1% or R437 million to R54,767 million. Consolidated group revenue benefited from increased commodity prices, offset by lower volumes at all operations with the exception of the Century zinc retreatment and Reldan operations. Consequently, the impact of both higher commodity prices and volumes resulted in higher revenue at the Century zinc retreatment and Reldan operations of R840 million and R2,523 million, respectively. The Reldan operation also included revenue for two additional months in H1 2025 since its acquisition on 15 March 2024.
Cost of sales, before amortisation and depreciation
Group cost of sales before amortisation and depreciation for H1 2025 decreased by 20% or R9,787 million to R38,274 million. This was mainly due to the recognition of the S45X advanced manufacturing production credits of R5,052 million at the US PGM operations (see section below). Notably, cost of sales before amortisation and depreciation at the US PGM underground operations decreased by R2,366 million or 46%, in line with a 45% decrease in volumes sold by the US PGM operations as they are repositioned for a lower cost structure. Additionally, cost of sales before amortisation and depreciation at the US PGM recycling operations decreased by R422 million or 12%, in line with a 14% decrease in volumes sold. Cost of sales before amortisation and depreciation at the Sandouville nickel refinery decreased by R1,167 million or 61%, mainly due to the termination of nickel production which resulted in a 69% decrease in volumes sold.
S45X Advanced manufacturing production credit
The S45X advanced manufacturing production credits for the US PGM operations recognised cumulatively relating to the 2023, 2024 and H1 2025 reporting periods amounted to R5,052 million (US$285 million) and the split by period and between the US PGM mining and US PGM recycling operations is disclosed in the table below:

Figures in million
Government grant income	Total	H1 2025	FY 2024	FY 2023	Total	H1 2025	FY 2024	FY 2023
	ZAR	ZAR	ZAR	ZAR	USD	USD	USD	USD
US PGM mining operations	2,825	360	1,220	1,245	159	20	69	70
US recycling operations	2,227	289	711	1,227	126	16	40	69
Total S45X credits	5,052	649	1,931	2,472	285	37	109	140
Loss for the period
Loss for H1 2025 decreased by 44% from R7,001 million in H1 2024 to a loss of R3,906 million mainly due to lower net cost of sales arising from the recognition of the S45X advanced manufacturing production credits, a 45% decrease in volumes sold at US PGM underground operations and a 69% decrease in volumes sold at the Sandouville nickel refinery due to the termination of nickel production. The decreased loss for H1 2025 was partially offset by higher impairments (US PGM operations and Keliber, as discussed later in this section), movement in net loss on financial instruments of R1,887 million and share of results of equity accounted investees of R615 million, mainly related to a higher loss from Mimosa due to impairment recognised on property, plant and equipment of R599 million. The loss for H1 2025 was also partially offset by higher share-based payment expenses of R615 million, a function of the share price movement and by lower other income of R816 million. The decrease in other income was mainly due to a reduction in insurance proceeds received of R724 million and a reduction of onerous supply contract provision utilisation/change in estimate at the Sandouville nickel refinery of R200 million. See note 5.2 of the consolidated interim financial statements for additional information on other income.
Adjusted EBITDA
Adjusted EBITDA includes other cash costs, care and maintenance costs, lease payments, strike costs and corporate social investment costs (see note 18 of the consolidated interim financial statements for a reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA). Care and maintenance costs for H1 2025 were R662 million.
The (Loss)/profit and Adjusted EBITDA are shown in the graphs below:

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 12

The (loss)/profit in the graph above includes the impairments recognised during H1 2025, H2 2024 and H1 2024, which are discussed under the impairments section further below.

Adjusted EBITDA is shown in the graph below:

The below table illustrates the reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA:

Six months ended 30 June 2025
Figures in million - SA rand	Group[1]	Total US PGM operations	Under- ground	Recycling	Reldan operations	Total SA PGM	Total SA gold	DRD- GOLD	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Group corporate
(Loss)/profit before royalties, carbon tax and tax[1]	(2,202)	(771)	(3,145)	2,374	114	1,619	2,533	1,793	(5,695)	(337)	806	888	(808)
Adjusted for:
Amortisation and depreciation	4,218	572	569	3	102	1,933	1,604	186	7	2	—	—	—
Interest income	(686)	(64)	(64)	—	(6)	(293)	(284)	(77)	(2)	—	(3)	(2)	(34)
Finance expense	2,553	900	900	—	22	408	603	35	37	6	96	90	487
Share-based payments	615	120	120	—	5	239	155	16	76	12	17	17	3
(Gain)/loss on financial instruments	391	—	—	—	73	111	619	(14)	(193)	4	(240)	(240)	21
Loss/(gain) on foreign exchange movements	(161)	3	3	—	10	83	(111)	—	(164)	(160)	15	13	3
Share of results of equity-accounted investees after tax	432	—	—	—	11	660	(243)	—	—	—	—	—	4
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	(98)	—	—	—	—	—	(98)	(98)	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(16)	27	27	—	—	(19)	(24)	4	—	—	—	—	—
Impairments	9,666	4,230	4,230	—	—	64	—	—	5,372	28	—	—	—
Occupational healthcare expense	3	—	—	—	—	—	3	—	—	—	—	—	—
Restructuring costs	242	2	2	—	—	9	61	—	170	170	—	—	—
Transaction and project costs	418	144	144	—	—	—	—	—	99	99	—	—	175
Provision for community costs post closure	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payments	(120)	(2)	(2)	—	(1)	(36)	(18)	(4)	(13)	(10)	(50)	(51)	—
Onerous contract provision	(124)	—	—	—	—	—	—	—	(124)	(124)	—	—	—
Compensation for losses incurred	(67)	(9)	(9)	—	—	—	—	—	—	—	(58)	(58)	—
Corporate leadership costs	9	—	—	—	—	—	9	—	—	—	—	—	—
Adjusted EBITDA[1,2]	15,073	5,152	2,775	2,377	330	4,778	4,809	1,841	(430)	(310)	583	657	(149)
1The SA rand amounts can be translated to US dollar at an average exchange rate of R18.39/US$ which amounts to a loss before royalties, carbon tax and tax of US$118 million (R2,202 million) and adjusted EBITDA of US$816 million (R15,073 million)
2Adjusted EBITDA for the six months ended 30 June 2025 (H1 2025) includes and amount recognised of R5,052 million relating to the S45X advanced manufacturing production credits (S45X credit) for the US PGM operations recognised cumulatively relating to the 2023, 2024 and H1 2025 reporting periods

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 13

Six months ended 31 December 2024
Figures in million – SA rand	Group[1]	Total US PGM operations	Under- ground	Recycling	Reldan operations	Total SA PGM	Total SA gold	DRD- GOLD	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Group corporate
Profit/(loss) before royalties, carbon tax and tax[1]	1,915	(3,615)	(3,791)	176	(17)	2,767	2,202	1,333	232	(477)	776	944	(430)
Adjusted for:
Amortisation and depreciation	4,676	904	901	3	100	1,947	1,640	214	22	17	61	61	2
Interest income	(588)	(86)	(86)	—	(7)	(223)	(237)	(124)	(31)	(1)	(1)	(1)	(3)
Finance expense	2,279	876	876	—	19	331	683	38	95	29	117	110	158
Share-based payments	114	12	12	—	—	45	39	14	5	2	2	2	11
(Gain)/loss on financial instruments	(3,937)	—	—	—	(20)	(2,580)	(740)	(9)	(788)	13	190	190	1
Loss/(gain) on foreign exchange movements	202	(2)	(2)	—	(2)	68	57	—	62	82	(14)	(12)	33
Share of results of equity-accounted investees after tax	(76)	—	—	—	2	52	(135)	—	—	—	—	—	5
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	209	—	—	—	—	206	244	—	23	23	(264)	(260)	—
(Gain)/loss on disposal of property, plant and equipment	(20)	37	37	—	—	(22)	(35)	—	—	—	—	—	—
Impairments	1,549	1,325	1,325	—	—	1	(107)	—	221	221	109	2	—
Occupational healthcare gain	(77)	—	—	—	—	—	(77)	—	—	—	—	—	—
Restructuring costs	250	124	124	—	—	47	79	—	—	—	—	—	—
Transaction and project costs	505	26	26	—	187	1	(1)	—	152	152	—	—	140
Lease payments	(108)	(2)	(2)	—	—	(25)	(17)	(8)	(13)	(11)	(51)	(50)	—
Onerous contract provision	(493)	—	—	—	—	—	—	—	(493)	(493)	—	—	—
Provision for community costs post closure	—	—	—	—	—	—	—	—	—	—	—	—	—
Cyber security costs	67	7	7	—	—	18	36	—	—	—	6	6	—
Compensation for losses incurred	(26)	(26)	(26)	—	—	—	—	—	—	—	—	—	—
Gain on increase in equity-accounted investment	(1)	—	—	—	—	—	—	—	—	—	—	—	(1)
Adjusted EBITDA[1]	6,440	(420)	(599)	179	262	2,633	3,631	1,458	(513)	(443)	931	992	(84)
1 The SA rand amounts can be translated to US dollar at an average exchange rate of R17.92/US$ which amounts to a profit before royalties, carbon tax and tax of US$97 million (R1,915 million) and adjusted EBITDA of US$360 million (R6,440 million)

Six months ended 30 June 2024
Figures in million – SA rand	Group[1]	Total US PGM operations	Under- ground	Recycling	Reldan operations	Total SA PGM	Total SA gold	DRD- GOLD	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation	Group corporate
(Loss)/profit before royalties, carbon tax and tax[1]	(5,584)	(6,859)	(7,004)	145	37	2,410	752	1,072	(232)	(54)	(955)	(867)	(737)
Adjusted for:
Amortisation and depreciation	4,134	1,030	1,028	2	71	1,700	1,260	98	16	12	57	56	—
Interest income	(749)	(219)	(219)	—	(1)	(245)	(261)	(106)	(22)	—	(1)	—	—
Finance expense	2,292	885	885	—	11	280	654	40	109	41	185	178	168
Share-based payments	137	23	23	—	—	54	40	13	8	5	3	3	9
(Gain)/loss on financial instruments	(1,496)	(1,733)	(1,733)	—	(116)	239	(47)	(10)	16	(20)	79	79	66
Loss/(gain) on foreign exchange movements	13	7	7	—	—	(15)	(36)	(11)	35	28	2	2	20
Share of results of equity-accounted investees after tax	(136)	—	—	—	5	45	(192)	—	—	—	—	—	6
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	238	—	—	—	—	—	—	—	—	—	238	238	—
(Gain)/loss on disposal of property, plant and equipment	(35)	3	3	—	—	(11)	(27)	(1)	—	—	—	—	—
Impairments	7,624	7,499	7,499	—	—	123	—	—	—	—	2	2	—
Occupational healthcare gain	1	—	—	—	—	—	1	—	—	—	—	—	—
Restructuring costs	300	2	2	—	—	224	74	—	—	—	—	—	—
Transaction and project costs	346	—	—	—	—	(1)	1	—	41	41	21	—	284
Lease payments	(136)	(3)	(3)	—	(1)	(37)	(18)	(11)	(12)	(9)	(65)	(66)	—
Onerous contract provision	(324)	—	—	—	—	—	—	—	(324)	(324)	—	—	—
Provision for community costs post closure	24	—	—	—	—	—	—	—	—	—	24	24	—
Cyber security costs	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on increase in equity-accounted investment	(1)	—	—	—	—	—	—	—	—	—	—	—	(1)
Adjusted EBITDA[1]	6,648	635	488	147	6	4,766	2,201	1,084	(365)	(280)	(410)	(351)	(185)
The SA rand amounts can be translated to US dollar at an average exchange rate of R18.72/US$ which amounts to a loss before royalties, carbon tax and tax of US$297 million (R5,584 million) and adjusted EBITDA of US$355 million (R6,648 million)

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 14

Interest income
Interest income decreased by R63 million to R686 million mainly due to R232 million lower interest received on average cash balances, partially offset by an increase in interest received from revenue authorities of R162 million.
Finance expense
Finance expense increased by R261 million to R2,553 million mainly due to a R378 million increase in the unwinding of the finance costs on the deferred revenue transactions. See note 3 of the consolidated interim financial statements for a breakdown of finance expenses.
Loss on financial instruments
The loss on financial instruments of R391 million for H1 2025 compared with the gain of R1,496 million for H1 2024, represents a period-on-period net loss of R1,887 million. The net loss for H1 2025 is mainly attributable to a decrease in the fair value gain on the US$ convertible bond derivative financial instrument of R1,733 million following the approval by the shareholders to settle the convertible bond with ordinary shares in May 2024. Also included in the loss for H1 2025 were fair value losses on hedge contracts for gold of R778 million, fair value adjustment on share-based payment obligations of R131 million and fair value losses on other financial instruments of R12 million, partially offset by fair value gains on hedge contracts for zinc of R222 million, revised cash flows of the Keliber dividend obligation of R137 million and other investments of R165 million. See note 4 of the consolidated interim financial statements for a breakdown of the loss on financial instruments.
Impairments
At 30 June 2025, the Group recognised impairments of R9,666 million due to:
•A decrease in the long-term forecast lithium hydroxide price and an increased discount rate resulted in a decrease in the expected future net cash flows and a reduction in the recoverable value from the Keliber lithium project at 30 June 2025, and resulted in an impairment of property, plant and equipment amounting to R5,344 million
•On 4 July 2025 the One Big Beautiful Bill Act was signed into US law which provides for a phase out and termination of the Section 45X credits. Under the phase out and termination rules, the Section 45X credit for any applicable critical mineral will be phased out in equal annual increments of 25% from 2031 to 2034, after which these credits will be terminated. This resulted in a decrease in the expected future net cash flows from the US PGM operation (Stillwater CGU) and an impairment of property, plant and equipment amounting to R3,828 million
See note 6 of the consolidated interim financial statements for additional information on impairments.
Cash and liquidity
The Group’s cash balance (excluding cash of Burnstone1) increased by 31% from R16,002 million at 31 December 2024 to R20,966 million at 30 June 2025 and includes R4,496 million held by the US PGM operations and R8,368 million held by Sibanye-Stillwater UK Financing Plc. The US$500 million streaming agreement with Franco-Nevada generated proceeds of R9,215 million, received on 28 February 2025. Group liquidity was R46,932 million (31 December 2024: R45,683 million), comprising R20,966 million of cash and cash equivalents (31 December 2024: R16,002 million) and R25,966 million of undrawn facilities (31 December 2024: R29,681 million).
1The Burnstone debt is securitised and therefore has no recourse to Sibanye-Stillwater and as such Sibanye-Stillwater reports Gross debt, Net debt and Cash excluding the amounts that belong to Burnstone
Borrowings and net debt
Gross debt1 increased by 2% from R39,426 million at 31 December 2024 to R40,157 million at 30 June 2025. Burnstone debt amounted to R2,254 million (31 December 2024: R2,260 million). The increase in gross debt was mainly due to a drawdown on the Keliber financing facility of R1,868 million, partially offset by a net decrease of R1,223 million on US dollar denominated debt due to a 5% stronger rand since 31 December 2024. Net debt was R19,191 million at 30 June 2025 (31 December 2024: R23,424 million) and decreased by R4,233 million due to the Franco-Nevada streaming proceeds. Refer to note 11 of the consolidated interim financial statements for a roll forward of the gross debt for the six months ended 30 June 2025.
1The Burnstone debt is securitised and therefore has no recourse to Sibanye-Stillwater and as such Sibanye-Stillwater reports Gross debt, Net debt and Cash excluding the amounts that relates to Burnstone

The graph below illustrates the Group's gross debt/cash/net debt for H1 2025, H2 2024 and H1 2024:

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 15

Cash flow analysis
The following table shows a reconciliation from net cash from operating activities to adjusted free cash flow:

Figures in million - SA rand	Six months ended
	H1 2025	H2 2024	H1 2024
Net cash from operating activities	13,177	6,416	3,697
Adjusted for:
Dividends paid	129	87	86
Net interest paid	705	730	489
Less:
Additions to property, plant and equipment	(9,538)	(10,422)	(11,147)
Adjusted free cash flow	4,473	(3,189)	(6,875)
Adjusted free cash flow defined below and reconciled above, is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards
The Group realised net cash from operating activities of R13,177 million (H1 2024: R3,697 million) and incurred net cash used in investing activities of R9,156 million (H1 2024: R14,015 million, which includes the acquisition of Reldan net of cash of R2,690 million). Net cash generated from financing activities was R1,453 million (H1 2024: R415 million).
Adjusted free cash flow*
Sibanye-Stillwater defines adjusted free cash flow as net cash from operating activities before dividends paid and net interest paid, less cash additions to property, plant and equipment and excluding intercompany movements.
* Previously Sibanye-Stillwater defined adjusted free cash flow as net cash from operating activities before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment
The following table shows the adjusted free cash flow per operating segment:

Figures in million - SA rand	Six months ended
	H1 2025	H2 2024	H1 2024
US PGM operations	(1,561)	(902)	(1,324)
US Reldan operations	533	(120)	101
SA PGM operations[1]	(716)	1,163	848
SA gold operations[2]	667	1,687	(2,406)
European operations	(2,959)	(4,864)	(2,840)
Australian operation	279	421	(668)
Group corporate[3]	8,230	(574)	(586)
Adjusted free cash flow[4]	4,473	(3,189)	(6,875)
1During H1 2025 revenue related to a Chrome prepayment transaction of R733 million was recognised by the SA PGM operation, but excluded from the adjusted free cash flow above due to the non-cash flow nature thereof. For H2 2024, the adjusted free cash flow includes a cash inflow of R905 million in respect of the deferred revenue advance received relating to the Chrome prepayment transaction, because the cash flows from streaming and prepayment transactions are recognised in the period in which the cash is received.
2H2 2024 adjusted free cash flow relating to the SA gold operations includes R1,793 million proceeds related to a gold prepayment transaction
3The adjusted free cash flow for H1 2025 in respect of Group corporate includes R9,215 million proceeds related to the Franco-Nevada stream which was received in February 2025
4Adjusted free cash flow, defined and reconciled above, is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards

Group net cash inflow from operating activities amounted to R13,177 million compared to R3,697 million for H1 2024. The Group generated adjusted free cash inflow of R4,473 million, mainly due to the cash proceeds relating to the Franco-Nevada streaming transaction which was received during February 2025, as well as attributable to the positive adjusted free cashflow of Reldan, SA gold and Australian operations.
The US PGM operations incurred negative adjusted free cash flow of R1,561 million compared to negative adjusted free cash flow for H1 2024 of R1,324 million. There was a net increase (outflow) of R440 million in working capital compared to H1 2024, mainly attributable to an increase in inventory at the US PGM recycling operation. Included in the H1 2024 negative adjusted free cashflow were insurance proceeds received of R812 million related to the business interruption claim arising from the 2022 flood event.
The Reldan operation generated adjusted free cash flow of R533 million compared to adjusted free cash flow for H1 2024 of R101 million. The Reldan operation contribution to adjusted free cash flow for H1 2025 included two additional months compared to the four months for H1 2024.
The SA PGM operations incurred negative adjusted free cash flow of R716 million compared to adjusted free cash flow for H1 2024 of R848 million. There was a net increase (outflow) of R2,520 million in working capital compared to H1 2024, mainly attributable to build-up in inventory, primarily due to smelter rebuilds at Furnace 1 and 2 at Marikana and the secondary precious metal circuit at the Precious Metals Refinery.
The SA gold operations generated adjusted free cash flow of R667 million compared with negative adjusted free cash flow of R2,406 million in H1 2024, mainly due to impact of the higher gold price received during H1 2025. Also included in H1 2024 negative adjusted free cash flow were higher cash additions to property, plant and equipment of R285 million on the Burnstone project and R652 million at DRDGOLD. The managed SA gold operations adjusted free cash flow improved from a negative R823 million in H1 2024 to positive R70 million in H1 2025.
The European operations incurred negative adjusted free cash flow of R2,959 million compared to negative adjusted free cash flow for H1 2024 of R2,840 million, mainly attributable to capital expenditure on the Keliber lithium project of R2,864 million (H1 2024: R2,624 million).
The Century operation in Australia generated adjusted free cash flow of R279 million compared to negative adjusted free cash flow for H1 2024 of R668 million, due to the impact of increased production, higher zinc prices and reduced treatment charges compared to H1 2024 (due to the adverse weather experienced during Q1 2024).

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 16

Mineral resources and mineral reserves
There were no material changes to the Mineral Resources and Mineral Reserves from what was previously reported by the Group at 31 December 2024.
Change in Board of directors
Changes in directors of Sibanye Stillwater Limited during the six month period ended 30 June 2025 include the appointment of Mr Richard Stewart as an executive director and CEO designate with effect from 1 March 2025, in order to ensure a smooth transition with the retirement of Mr Neal Froneman as Chief Executive Officer (CEO) and executive director of the Group, effective 30 September 2025. In addition, Dr Lindiwe Mthimunye has been appointed as an Independent Non-Executive Director of the Company on 26 August 2025.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 17

SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS

US and SA PGM operations

			US PGM operations	Total SA PGM operations[2]			Rustenburg including Kroondal[10]		Marikana[2]		Plat Mile	Mimosa
			Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Attribu-table
Production
Tonnes milled/treated	kt	Jun 2025	365	17,311	8,702	8,609	5,139	2,591	2,840	1,569	4,449	723
		Dec 2024	510	18,035	9,244	8,790	5,304	2,630	3,207	1,984	4,176	734
		Jun 2024	618	17,807	8,703	9,104	5,037	2,740	2,931	2,051	4,313	735
Plant head grade	g/t	Jun 2025	13.32	2.04	3.18	0.89	2.87	1.03	3.70	1.16	0.72	3.39
		Dec 2024	12.65	2.16	3.30	0.96	2.94	1.05	3.87	1.11	0.83	3.39
		Jun 2024	13.20	2.00	3.17	0.89	2.86	1.07	3.64	0.91	0.76	3.38
Plant recoveries	%	Jun 2025	90.68	70.84	84.32	21.96	84.10	31.42	86.51	20.65	14.63	74.98
		Dec 2024	90.42	72.70	85.13	27.86	85.06	38.19	87.17	26.46	20.58	76.25
		Jun 2024	90.75	72.35	84.68	29.71	84.88	40.53	86.49	26.69	21.98	77.19
Yield	g/t	Jun 2025	12.08	1.45	2.68	0.20	2.41	0.32	3.20	0.24	0.11	2.54
		Dec 2024	11.44	1.57	2.81	0.27	2.50	0.40	3.37	0.29	0.17	2.58
		Jun 2024	11.98	1.45	2.68	0.26	2.43	0.43	3.15	0.24	0.17	2.61
PGM production[3]	4Eoz - 2Eoz	Jun 2025	141,124	804,252	750,150	54,102	398,791	26,956	292,305	12,084	15,062	59,054
		Dec 2024	187,703	910,486	834,912	75,574	426,120	33,906	347,821	18,735	22,933	60,971
		Jun 2024	238,139	828,460	751,064	77,396	392,727	38,207	296,669	16,020	23,169	61,668
PGM sold[4]	4Eoz - 2Eoz	Jun 2025	133,106	797,039			375,792	26,863	340,367		15,062	38,955
		Dec 2024	220,456	858,355			325,369	41,846	408,858		22,933	59,349
		Jun 2024	241,206	948,902			394,439	41,178	431,970		23,169	58,146
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Jun 2025	18,114	26,283			26,548	24,133	26,245		24,239	24,227
		Dec 2024	17,942	23,892			24,070	22,386	23,965		22,238	22,162
		Jun 2024	18,289	24,499			24,910	22,609	24,447		22,690	22,283
	US$/4Eoz - US$/2Eoz	Jun 2025	985	1,429			1,444	1,312	1,427		1,318	1,317
		Dec 2024	1,001	1,333			1,343	1,249	1,337		1,241	1,237
		Jun 2024	977	1,309			1,331	1,208	1,306		1,212	1,190
Operating cost[7,9]	R/t	Jun 2025	7,453	1,164			2,011	257	1,812		72	1,733
		Dec 2024	6,647	1,159			1,992	254	1,634		82	1,675
		Jun 2024	6,780	1,091			1,877	243	1,644		74	1,715
	US$/t	Jun 2025	405	63			109	14	99		4	94
		Dec 2024	371	65			111	14	91		5	93
		Jun 2024	362	58			100	13	88		4	92
	R/4Eoz - R/2Eoz	Jun 2025	19,281	25,915			25,916	24,670	26,253		21,312	21,201
		Dec 2024	18,069	23,608			24,791	19,731	23,137		14,869	20,157
		Jun 2024	17,604	24,293			24,068	17,431	26,195		13,768	20,448
	US$/4Eoz - US$/2Eoz	Jun 2025	1,048	1,409			1,409	1,341	1,428		1,159	1,153
		Dec 2024	1,008	1,317			1,383	1,101	1,291		830	1,125
		Jun 2024	940	1,298			1,286	931	1,399		735	1,092
All-in sustaining cost[7,8,9]	R/4Eoz - R/2Eoz	Jun 2025	22,200	23,892			24,308		23,700		15,934	21,946
		Dec 2024	21,185	22,317			22,729		22,673		8,198	20,616
		Jun 2024	22,786	21,533			20,075		24,308		11,049	21,551
	US$/4Eoz - US$/2Eoz	Jun 2025	1,207	1,299			1,322		1,289		866	1,193
		Dec 2024	1,182	1,245			1,268		1,265		457	1,150
		Jun 2024	1,217	1,150			1,072		1,299		590	1,151
All-in cost[7,8,9]	R/4Eoz - R/2Eoz	Jun 2025	22,895	24,338			24,362		24,718		15,934	21,946
		Dec 2024	22,064	22,754			22,777		23,598		8,285	20,616
		Jun 2024	23,416	22,135			20,258		25,485		11,697	21,551
	US$/4Eoz - US$/2Eoz	Jun 2025	1,245	1,323			1,325		1,344		866	1,193
		Dec 2024	1,231	1,270			1,271		1,317		462	1,150
		Jun 2024	1,251	1,182			1,082		1,361		625	1,151
Capital expenditure[5]
Ore reserve development	Rm	Jun 2025	614	1,095			349		746		—	—
		Dec 2024	701	1,297			383		914		—	—
		Jun 2024	1,219	1,175			316		859		—	—
Sustaining capital	Rm	Jun 2025	121	1,120			549		561		10	160
		Dec 2024	220	1,637			870		736		31	256
		Jun 2024	391	930			537		382		11	292
Project capital	Rm	Jun 2025	94	332			23		309		—	—
		Dec 2024	157	362			22		330		2	—
		Jun 2024	134	444			79		350		15	—
Total capital expenditure	Rm	Jun 2025	829	2,547			921		1,616		10	160
		Dec 2024	1,078	3,296			1,275		1,980		33	256
		Jun 2024	1,744	2,549			932		1,591		26	292
	US$m	Jun 2025	45	138			50		88		1	9
		Dec 2024	60	184			71		110		2	14
		Jun 2024	93	136			50		85		1	16
Average exchange rate for the six months ended 30 June 2025, 31 December 2024 and 30 June 2024 was R18.39/US$, R17.92/US$ and R18.72/US$, respectively
Figures may not add as they are rounded independently

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 18

1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material, which is excluded from the statistics shown above
2Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Six Months” and “Reconciliation of AISC and AIC excluding third party PoC for Total SA PGM operations and Marikana – Six Months”
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au) and measured at the concentrator, and in the US underground operations is principally platinum and palladium, referred to as 2E (2PGM)
4PGM sold includes the third party PoC ounces sold
5Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
7Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. Because of its nature, All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Six months”
9The US PGM operations’ operating cost, AISC and AIC for the six months ended 31 December 2024 and 30 June 2024 were adjusted to include Section 45X Advance Manufacturing Production Credits. During the six months ended 30 June 2025 the US PGM operations recognised R699 million (US$39 million) and R563 million (US$30 million) which relates to mining costs for the six months ended 31 December 2024 and 30 June 2024, respectively
10Rustenburg is now presented to include the underground production and costs for Kroondal for all metrics relating to the six months ended 31 December 2024 and 30 June 2024

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 19

SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS (continued)

SA gold operations

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	kt	Jun 2025	16,680	1,515	15,164	522	1	389	334	604	1	2,132	12,698
		Dec 2024	17,725	1,859	15,866	578	4	587	574	694	19	2,353	12,916
		Jun 2024	15,796	1,735	14,062	574	46	560	784	601	57	2,072	11,103
Yield	g/t	Jun 2025	0.56	4.26	0.19	6.11	—	4.12	0.42	2.74	—	0.22	0.18
		Dec 2024	0.63	4.23	0.21	5.99	0.50	4.05	0.33	2.92	0.21	0.25	0.20
		Jun 2024	0.68	4.13	0.25	6.10	1.04	3.47	0.49	2.87	0.18	0.31	0.22
Gold produced	kg	Jun 2025	9,337	6,453	2,884	3,192	—	1,605	140	1,656	—	479	2,265
		Dec 2024	11,212	7,874	3,338	3,466	2	2,378	189	2,030	4	579	2,564
		Jun 2024	10,703	7,164	3,539	3,499	48	1,944	381	1,721	10	645	2,455
	oz	Jun 2025	300,191	207,469	92,723	102,625	—	51,602	4,501	53,242	—	15,400	72,821
		Dec 2024	360,474	253,155	107,319	111,434	64	76,454	6,076	65,266	129	18,615	82,434
		Jun 2024	344,109	230,328	113,781	112,495	1,543	62,501	12,249	55,331	322	20,737	78,930
Gold sold	kg	Jun 2025	9,148	6,279	2,869	3,024	4	1,579	155	1,676	—	459	2,251
		Dec 2024	11,028	7,691	3,337	3,401	3	2,356	197	1,934	4	566	2,567
		Jun 2024	11,211	7,646	3,565	3,709	63	2,012	387	1,925	10	651	2,454
	oz	Jun 2025	294,115	201,874	92,240	97,224	129	50,766	4,983	53,885	—	14,757	72,371
		Dec 2024	354,558	247,271	107,287	109,345	96	75,747	6,334	62,180	129	18,197	82,531
		Jun 2024	360,442	245,825	114,617	119,247	2,025	64,687	12,442	61,890	322	20,930	78,898
Price and costs
Gold price received	R/kg	Jun 2025	1,802,580			1,769,155		1,737,601		1,748,807		1,779,956	1,810,751
		Dec 2024	1,474,973			1,420,388		1,405,797		1,436,017		1,471,731	1,481,106
		Jun 2024	1,327,000			1,329,003		1,325,552		1,315,762		1,327,189	1,330,888
Gold price received	US$/oz	Jun 2025	3,049			2,992		2,939		2,958		3,010	3,063
		Dec 2024	2,560			2,465		2,440		2,492		2,554	2,571
		Jun 2024	2,205			2,208		2,202		2,186		2,205	2,211
Operating cost[1]	R/t	Jun 2025	698	5,618	206	6,758	—	7,284	447	3,556	—	344	177
		Dec 2024	665	4,546	211	5,992	—	4,794	413	3,132	361	332	179
		Jun 2024	731	4,738	237	5,832	326	5,160	387	3,298	316	400	195
	US$/t	Jun 2025	38	305	11	367	—	396	24	193	—	19	10
		Dec 2024	37	254	12	334	—	268	23	175	20	19	10
		Jun 2024	39	253	13	312	17	276	21	176	17	21	10
	R/kg	Jun 2025	1,246,653	1,319,231	1,084,258	1,105,890	—	1,766,978	1,064,286	1,296,498	—	1,532,359	990,728
		Dec 2024	1,051,909	1,073,533	1,000,899	999,711	—	1,183,347	1,253,968	1,070,936	1,750,000	1,350,604	902,886
		Jun 2024	1,078,670	1,147,125	940,096	956,559	312,500	1,486,626	795,276	1,151,075	1,800,000	1,283,721	881,059
	US$/oz	Jun 2025	2,108	2,231	1,834	1,870	—	2,989	1,800	2,193	—	2,592	1,676
		Dec 2024	1,826	1,863	1,737	1,735	—	2,054	2,176	1,859	3,037	2,344	1,567
		Jun 2024	1,792	1,906	1,562	1,589	519	2,470	1,321	1,913	2,991	2,133	1,464
All-in sustaining cost[1,2]	R/kg	Jun 2025	1,436,817			1,406,209		1,980,969		1,372,912		1,677,560	1,075,966
		Dec 2024	1,253,083			1,306,110		1,464,552		1,235,810		1,416,961	958,707
		Jun 2024	1,250,647			1,226,140		1,610,671		1,213,437		1,364,055	933,985
All-in sustaining cost2	US$/oz	Jun 2025	2,430			2,378		3,350		2,322		2,837	1,820
		Dec 2024	2,175			2,267		2,542		2,145		2,459	1,664
		Jun 2024	2,078			2,037		2,676		2,016		2,266	1,552
All-in cost[1,2]	R/kg	Jun 2025	1,552,908			1,406,209		1,980,969		1,372,912		1,677,560	1,565,971
		Dec 2024	1,334,784			1,306,110		1,464,552		1,235,810		1,416,961	1,268,796
		Jun 2024	1,487,022			1,226,140		1,610,671		1,213,437		1,364,055	1,885,493
All-in cost2	US$/oz	Jun 2025	2,626			2,378		3,350		2,322		2,837	2,649
		Dec 2024	2,317			2,267		2,542		2,145		2,459	2,202
		Jun 2024	2,471			2,037		2,676		2,016		2,266	3,133
Capital expenditure
Ore reserve development	Rm	Jun 2025	1,361			822		433		106		—	—
		Dec 2024	1,432			844		487		101		—	—
		Jun 2024	1,405			819		445		141		—	—
Sustaining capital	Rm	Jun 2025	481			149		108		40		—	184
		Dec 2024	516			202		141		56		—	117
		Jun 2024	415			178		106		8		—	123
Project capital[3]	Rm	Jun 2025	1,103			—		—		—		—	1,103
		Dec 2024	865			—		—		—		—	796
		Jun 2024	2,619			—		—		—		—	2,335
Total capital expenditure	Rm	Jun 2025	2,944			971		541		146		—	1,287
		Dec 2024	2,813			1,046		628		157		—	913
		Jun 2024	4,439			997		551		149		—	2,458
Total capital expenditure	US$m	Jun 2025	160			53		29		8		—	70
		Dec 2024	157			58		35		9		—	51
		Jun 2024	237			53		29		8		—	131
Average exchange rate for the six months ended 30 June 2025, 31 December 2024 and 30 June 2024 was R18.39/US$, R17.92/US$ and R18.72/US$, respectively
Figures may not add as they are rounded independently

1Operating cost, All-in sustaining costs and All-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. Because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
2All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Six months”
3Project capital expenditure for the six months ended 31 December 2024 and 30 June 2024 includes corporate project expenditure of R69 million (US$4 million) and R284 million (US$15 million), respectively, the majority of which related to the Burnstone project

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 20

SALIENT FEATURES AND COST BENCHMARKS – SIX MONTHS (continued)

Australian operations

Century zinc retreatment operation
Production
Ore mined and processed	kt	Jun 2025	4,087
		Dec 2024	3,311
		Jun 2024	3,496
Zinc ore grade processed	%	Jun 2025	2.99
		Dec 2024	2.99
		Jun 2024	2.94
Plant recoveries	%	Jun 2025	50.62
		Dec 2024	49.27
		Jun 2024	49.53
Concentrate produced[1]	kt	Jun 2025	132
		Dec 2024	108
		Jun 2024	110
Concentrate zinc grade[2]	%	Jun 2025	46.86
		Dec 2024	45.20
		Jun 2024	46.34
Zinc in concentrate produced[3]	kt	Jun 2025	62
		Dec 2024	49
		Jun 2024	51
Payable zinc production[4]	kt	Jun 2025	51
		Dec 2024	40
		Jun 2024	42
Payable zinc sales[5]	kt	Jun 2025	46
		Dec 2024	51
		Jun 2024	31
Price and costs
Average equivalent zinc concentrate price[6]	R/tZn	Jun 2025	48,294
		Dec 2024	51,931
		Jun 2024	44,297
	US$/tZn	Jun 2025	2,626
		Dec 2024	2,898
		Jun 2024	2,366
All-in sustaining cost[7,8]	R/tZn	Jun 2025	32,411
		Dec 2024	43,244
		Jun 2024	41,710
	US$/tZn	Jun 2025	1,762
		Dec 2024	2,413
		Jun 2024	2,228
All-in cost[7,8]	R/tZn	Jun 2025	32,665
		Dec 2024	43,418
		Jun 2024	41,876
	US$/tZn	Jun 2025	1,776
		Dec 2024	2,423
		Jun 2024	2,237
Capital expenditure
Sustaining capital	Rm	Jun 2025	21
		Dec 2024	151
		Jun 2024	35
Project capital	Rm	Jun 2025	12
		Dec 2024	5
		Jun 2024	1
Total capital expenditure	Rm	Jun 2025	33
		Dec 2024	156
		Jun 2024	36
	US$m	Jun 2025	2
		Dec 2024	9
		Jun 2024	2

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 21

Average exchange rate for the six months ended 30 June 2025, 31 December 2024 and 30 June 2024 was R18.39/US$, R17.92/US$ and R18.72/US$, respectively
Figures may not add as they are rounded independently

1Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product
2Concentrate zinc grade is the percentage of zinc contained in the concentrate produced
3Zinc in concentrate produced is the zinc metal contained in the concentrate produced
4Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
5Payable zinc sales is the payable quantity of zinc metal sold after applying smelter content deductions
6Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc sales
7All-in sustaining costs and all-in costs are not measures of performance under IFRS Accounting Standards and should not be considered in isolation or as substitutes for measures of financial performance prepared in accordance with IFRS Accounting Standards. See "Non-IFRS measures" for more information on the metrics presented by Sibanye-Stillwater. Because of its nature All-in sustaining costs and All-in costs should not be considered as a representation of financial performance
8All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. For a reconciliation of cost of sales, before amortisation and depreciation to All-in cost, see “All-in costs - Six months”

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 22

CONSOLIDATED INTERIM RESULTS

Condensed consolidated interim income statement
Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Unaudited	Unaudited	Unaudited			Unaudited	Unaudited	Unaudited
Jun 2024	Dec 2024	Jun 2025		Notes	Jun 2025	Dec 2024	Jun 2024
2,949	3,172	2,978	Revenue	2	54,767	56,925	55,204
(2,788)	(2,955)	(2,310)	Cost of sales		(42,492)	(53,013)	(52,195)
(2,567)	(2,695)	(2,081)	Cost of sales, before amortisation and depreciation	16	(38,274)	(48,337)	(48,061)
(221)	(260)	(229)	Amortisation and depreciation		(4,218)	(4,676)	(4,134)

161	217	668			12,275	3,912	3,009
40	33	37	Interest income		686	588	749
(122)	(128)	(139)	Finance expense	3	(2,553)	(2,279)	(2,292)
(7)	(7)	(33)	Share-based payment expenses		(615)	(114)	(137)
80	217	(21)	(Loss)/gain on financial instruments	4	(391)	3,937	1,496
(1)	(11)	9	Gain/(loss) on foreign exchange differences		161	(202)	(13)
7	5	(23)	Share of results of equity-accounted investees after tax		(432)	76	136
(94)	(164)	(90)	Other costs	5.1	(1,659)	(2,971)	(1,751)
78	66	35	Other income	5.2	639	1,175	1,455
2	1	1	Gain on disposal of property, plant and equipment		16	20	35
(407)	(94)	(526)	Impairments	6	(9,666)	(1,549)	(7,624)
(16)	(14)	(13)	Restructuring costs		(242)	(250)	(300)
(18)	(28)	(23)	Transaction and project costs		(418)	(505)	(346)
—	4	—	Occupational healthcare (loss)/gain		(3)	77	(1)
(297)	97	(118)	(Loss)/profit before royalties, carbon tax and tax		(2,202)	1,915	(5,584)
(13)	(17)	(12)	Royalties		(217)	(302)	(241)
—	—	—	Carbon tax		(2)	(1)	(1)
(310)	80	(130)	(Loss)/profit before tax		(2,421)	1,612	(5,826)
(62)	(19)	(81)	Mining and income tax	7	(1,485)	(321)	(1,175)
(27)	(50)	(17)	- Current tax		(309)	(907)	(511)
(35)	31	(64)	- Deferred tax		(1,176)	586	(664)

(372)	61	(211)	(Loss)/profit for the period		(3,906)	1,291	(7,001)
			(Loss)/profit for the period attributable to:
(390)	(8)	(194)	- Owners of Sibanye-Stillwater		(3,591)	38	(7,335)
18	69	(17)	- Non-controlling interests (NCI)		(315)	1,253	334
			Earnings per ordinary share (cents)
(14)	—	(7)	Basic earnings per share	8.1	(127)	1	(259)
(14)	—	(7)	Diluted earnings per share	8.2	(127)	1	(259)
18.72	17.92	18.39	Average R/US$ rate

The consolidated interim financial statements for the six months ended 30 June 2025 were prepared by Sibanye-Stillwater's Group financial reporting team headed by Henning Opperman (CA (SA)). This process was supervised by the Group's Chief Financial Officer, Charl Keyter and approved by the Sibanye-Stillwater Board of Directors.

Condensed consolidated interim statement of other comprehensive income
Figures are in millions unless otherwise stated

US dollar				SA rand
Six months ended				Six months ended
Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited
Jun 2024	Dec 2024	Jun 2025		Jun 2025	Dec 2024	Jun 2024
(372)	61	(211)	(Loss)/profit for the period	(3,906)	1,291	(7,001)
24	(15)	140	Other comprehensive income, net of tax	67	396	142
—	—	—	Foreign currency translation adjustments[1]	(6)	266	(11)
8	7	4	Fair value adjustment on other investments[2]	73	130	153
16	(22)	136	Currency translation adjustments[3]	—	—	—

(348)	46	(71)	Total comprehensive income	(3,839)	1,687	(6,859)
			Total comprehensive income attributable to:
(366)	(23)	(59)	- Owners of Sibanye-Stillwater	(3,619)	434	(7,203)
18	69	(12)	- Non-controlling interests	(220)	1,253	344
18.72	17.92	18.39	Average R/US$ rate
1These gains and losses will be reclassified to profit or loss upon disposal of the underlying operations
2These gains and losses will never be reclassified to profit or loss
3These gains and losses relate to the convenience translation of the SA rand amounts to US dollar and will never be reclassified to profit or loss

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 23

Condensed consolidated interim statement of financial position
Figures are in millions unless otherwise stated

US dollar					SA rand
Revised - unaudited	Revised - unaudited	Unaudited			Unaudited	Revised - unaudited[1]	Revised - unaudited[1]
Jun 2024	Dec 2024	Jun 2025		Notes	Jun 2025	Dec 2024	Jun 2024
4,537	4,780	4,745	Non-current assets		84,325	89,679	83,612
3,333	3,566	3,512	Property, plant and equipment		62,416	66,906	61,429
24	8	16	Right-of-use assets		283	156	435
119	115	112	Goodwill and other intangibles		1,994	2,154	2,202
397	390	357	Equity-accounted investments		6,341	7,323	7,317
183	187	184	Other investments		3,275	3,507	3,370
338	357	388	Environmental rehabilitation obligation funds		6,887	6,691	6,221
36	26	51	Other receivables	16	904	491	661
107	131	125	Deferred tax assets		2,225	2,451	1,977

2,795	2,580	3,397	Current assets		60,374	48,409	51,529
1,403	1,362	1,595	Inventories	19	28,335	25,549	25,866
485	305	319	Trade and other receivables		5,668	5,722	8,947
3	8	274	Other receivables	16	4,876	156	50
60	46	10	Tax receivable		178	863	1,106
—	4	17	Assets held for sale	17	305	70	—
844	855	1,182	Cash and cash equivalents		21,012	16,049	15,560

7,332	7,360	8,142	Total assets		144,699	138,088	135,141

2,531	2,573	2,497	Total equity		44,345	48,289	46,674

3,456	3,672	4,471	Non-current liabilities		79,456	68,848	63,672
1,769	2,193	2,371	Borrowings	11	42,136	41,135	32,600
16	11	15	Lease liabilities		262	203	287
690	636	684	Environmental rehabilitation obligation and other provisions		12,151	11,922	12,713
22	18	17	Occupational healthcare obligation		305	334	398
158	90	112	Cash-settled share-based payment obligations		1,999	1,686	2,921
192	97	97	Other payables	12	1,729	1,815	3,538
343	372	853	Deferred revenue	13	15,166	6,983	6,315
1	1	1	Tax and royalties payable		12	13	12
265	254	321	Deferred tax liabilities		5,696	4,757	4,888

1,345	1,115	1,174	Current Liabilities		20,898	20,951	24,795
256	29	15	Borrowings	11	275	552	4,716
10	9	10	Lease liabilities		185	175	177
39	17	11	Environmental rehabilitation obligation and other provisions		203	327	724
—	—	2	Occupational healthcare obligation		31	2	9
8	6	26	Cash-settled share-based payment obligations		457	121	151
836	832	875	Trade and other payables		15,557	15,604	15,399
148	92	128	Other payables	12	2,274	1,730	2,732
21	88	63	Deferred revenue	13	1,119	1,660	394
—	24	26	Liabilities associated with assets held for sale	17	470	451	—
27	18	18	Tax and royalties payable		327	329	493

7,332	7,360	8,142	Total equity and liabilities		144,699	138,088	135,141
18.43	18.76	17.77	Closing R/US$ rate
1 See note 10.1 for the impact of the finalisation of the Reldan purchase price allocation in terms of IFRS 3

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 24

Condensed consolidated interim statement of changes in equity
Figures are in millions unless otherwise stated

US dollar							SA rand
Stated capital	Re- organisation reserve	Other reserves	Accum- ulated loss	Non- controlling interests	Total equity		Total equity	Non- controlling interests	Accum- ulated loss	Other reserves	Re- organisation reserve	Stated capital
1,361	2,599	(67)	(1,301)	185	2,777	Balance at 31 December 2023 (Unaudited)	51,607	2,877	(8,470)	12,552	23,001	21,647
—	—	23	(390)	19	(348)	Total comprehensive income for the period	(6,859)	344	(7,335)	132	—	—
—	—	—	(390)	18	(372)	(Loss)/profit for the period	(7,001)	334	(7,335)	—	—	—
—	—	23	—	1	24	Other comprehensive income, net of tax	142	10	—	132	—	—
—	—	—	—	(5)	(5)	Dividends paid	(86)	(86)	—	—	—	—
—	—	—	—	—	—	Equity-settled share-based payments	3	1	—	2	—	—
—	—	—	107	—	107	Recognition of derivative financial instrument in equity	2,009	—	2,009	—	—	—
—	—	3	(3)	—	—	Transfer between reserves	—	—	(59)	59	—	—
1,361	2,599	(41)	(1,587)	199	2,531	Balance at 30 June 2024 (Unaudited)	46,674	3,136	(13,855)	12,745	23,001	21,647
—	—	(15)	(8)	69	46	Total comprehensive income for the period	1,687	1,253	38	396	—	—
—	—	—	(8)	69	61	Profit for the period	1,291	1,253	38	—	—	—
—	—	(15)	—	—	(15)	Other comprehensive income, net of tax	396	—	—	396	—	—
—	—	—	—	(4)	(4)	Dividends paid	(87)	(87)	—	—	—	—
—	—	—	—	—	—	Equity-settled share-based payments	15	8	—	7	—	—
1,361	2,599	(56)	(1,595)	264	2,573	Balance at 31 December 2024 (Unaudited)	48,289	4,310	(13,817)	13,148	23,001	21,647
—	—	135	(194)	(12)	(71)	Total comprehensive income for the period	(3,839)	(220)	(3,591)	(28)	—	—
—	—	—	(194)	(17)	(211)	Loss for the period	(3,906)	(315)	(3,591)	—	—	—
—	—	135	—	5	140	Other comprehensive income, net of tax	67	95	—	(28)	—	—
—	—	—	—	(7)	(7)	Dividends paid	(129)	(129)	—	—	—	—
—	—	1	—	1	2	Equity-settled share-based payments	24	12	—	12	—	—
1,361	2,599	80	(1,789)	246	2,497	Balance at 30 June 2025 (Unaudited)	44,345	3,973	(17,408)	13,132	23,001	21,647

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 25

Condensed consolidated interim statement of cash flows
Figures are in millions unless otherwise stated

US dollar					SA rand
Six months ended					Six months ended
Unaudited	Unaudited	Unaudited			Unaudited	Unaudited	Unaudited
Jun 2024	Dec 2024	Jun 2025		Notes	Jun 2025	Dec 2024	Jun 2024
			Cash flows from operating activities	20.1
184	57	178	Cash generated by operations		3,277	971	3,443
31	150	548	Deferred revenue advance received	13	10,077	2,729	578
(33)	(8)	(4)	Cash-settled share-based payments paid		(82)	(125)	(626)
(2)	—	—	Payment of Marikana dividend obligation		—	—	(38)
(2)	—	—	Additional deferred/contingent payments relating to acquisition of a business		—	—	(44)
111	263	28	Change in working capital	20.2	522	4,766	2,087
289	462	750			13,794	8,341	5,400
29	19	26	Interest received		472	339	543
(55)	(60)	(64)	Interest paid		(1,177)	(1,069)	(1,032)
(27)	(16)	(21)	Royalties paid		(387)	(282)	(502)
—	—	22	Royalties refunded		398	—	—
(33)	(46)	(13)	Tax paid		(231)	(826)	(626)
—	—	24	Tax refunded		437	—	—
(5)	(4)	(7)	Dividends paid		(129)	(87)	(86)
198	355	717	Net cash from operating activities		13,177	6,416	3,697
			Cash flow from investing activities
(595)	(582)	(519)	Additions to property, plant and equipment		(9,538)	(10,422)	(11,147)
2	5	5	Proceeds on disposal of property, plant and equipment		94	90	39
(147)	—	(5)	Acquisition of subsidiaries, net of cash acquired	10.1	(96)	—	(2,690)
5	17	15	Dividends received		274	312	90
(8)	(17)	(18)	Additions to other investments		(323)	(315)	(150)
7	18	28	Disposals of other investments		506	327	130
(1)	—	—	Loans advanced to investee		—	(2)	(24)
—	—	1	Repayment of loan from investee		21	—	—
—	(2)	(5)	Acquisition of equity-accounted investment		(91)	(35)	—
(3)	(12)	—	Contributions to environmental rehabilitation funds		(4)	(208)	(65)
(11)	(5)	—	Payment of contingent consideration		—	(93)	(199)
—	1	—	Proceeds from environmental rehabilitation funds		1	23	1
(751)	(577)	(498)	Net cash used in investing activities		(9,156)	(10,323)	(14,015)
			Cash flow from financing activities
69	383	168	Loans raised	11	3,084	6,983	1,295
(41)	(141)	(83)	Loans repaid	11	(1,528)	(2,571)	(764)
(6)	(5)	(6)	Lease payments		(103)	(92)	(116)
22	237	79	Net cash from financing activities		1,453	4,320	415
(531)	15	298	Net increase/(decrease) in cash and cash equivalents		5,474	413	(9,903)
(1)	(4)	29	Effect of exchange rate fluctuations on cash held		(511)	76	(97)
1,376	844	855	Cash and cash equivalents at beginning of the period		16,049	15,560	25,560
844	855	1,182	Cash and cash equivalents at end of the period		21,012	16,049	15,560
18.72	17.92	18.39	Average R/US$ rate
18.43	18.76	17.77	Closing R/US$ rate

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 26

Notes to the consolidated interim financial statements
1. Basis of accounting and preparation
The consolidated interim financial statements are prepared in accordance with the requirements of the JSE Listings Requirements for interim results and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require interim results to be prepared in accordance with framework concepts, and the measurement and recognition requirements of International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards), as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain information required by IAS 34 Interim Financial Reporting. The accounting policies applied in the preparation of these consolidated interim financial statements are in terms of IFRS Accounting Standards and are consistent with those applied in the previous consolidated annual financial statements, included in the 31 December 2024 annual financial report.
The condensed consolidated interim income statement, and statements of other comprehensive income and cash flows for the six months ended 31 December 2024 were prepared by subtracting the condensed consolidated interim financial statements for the six months ended 30 June 2024 from the consolidated financial statements for the year ended 31 December 2024.
The convenience translation of the primary statements into US dollar is based on the average exchange rate for the period for the condensed consolidated interim income statement, statements of other comprehensive income and cash flows, and the period-end closing exchange rate for the condensed consolidated interim statement of financial position. Exchange differences on translation are accounted for in the condensed consolidated interim statement of other comprehensive income. This information is provided as supplementary information only.

2. Revenue
The Group’s sources of revenue are:

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Primary mining:
Gold mining activities	12,414	12,463	11,614
PGM mining activities[1]	26,781	28,588	31,094
Nickel refining activities	490	1,099	1,685
Secondary mining:
Zinc retreatment operation[2]	2,357	2,781	1,439
Gold tailings retreatment	4,076	3,802	3,266
Recycling:
US PGM recycling activities	3,291	3,864	3,710
Industrial and electronic waste recycling activities	4,789	4,040	2,266
Other:
Stream[1]	737	345	236
Total revenue from contracts with customers	54,935	56,982	55,310
Adjustments relating to sales of SA PGM concentrate provisional pricing	45	45	29
Adjustments relating to zinc operation provisional pricing	(213)	(102)	(135)
Total revenue	54,767	56,925	55,204
1    The difference between revenue from PGM mining activities above and total revenue from PGM mining activities as disclosed on the segment report relates to the separate disclosure of revenue from the gold and palladium streaming arrangement with Wheaton Precious Metals International (Wheaton International)(Wheaton stream) and the gold and platinum streaming arrangement with Franco-Nevada (Franco-Nevada stream) in the above. Revenue relating to the Wheaton stream and Franco-Nevada stream is incorporated in the Group corporate segment as described in the segment report (see note 22)
2    The difference between revenue from zinc retreatment operations above and total revenue from zinc retreatment operations as disclosed in the segment report relates to the separate disclosure of revenue related to adjustments on the provisional pricing on zinc sales
Revenue recognised per geographical region of the relevant operations:

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Southern Africa (SA)	41,399	40,873	41,529
United States (US)	10,734	12,274	10,686
Europe (EU)	490	1,099	1,685
Australia (AUS)	2,144	2,679	1,304
Total revenue	54,767	56,925	55,204

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 27

Percentage of revenue per segment based on the geographical location of customers purchasing from the Group:

Six months ended
Unaudited	Unaudited	Unaudited
Jun 2025	Dec 2024	Jun 2024

Gold

PGM

Nickel refining

Zinc retreatment

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 28

Six months ended
Unaudited	Unaudited	Unaudited
Jun 2025	Dec 2024	Jun 2024

Industrial and electronic waste recycling
Revenue generated per product:

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Gold	20,836	20,018	17,120
PGMs	27,864	28,818	30,729
Platinum	9,744	9,775	10,798
Palladium	7,835	9,550	10,369
Rhodium	7,681	7,306	7,441
Iridium	1,756	1,406	1,418
Ruthenium	848	781	703
Chrome	2,158	2,923	3,146
Nickel	841	1,536	2,090
Zinc	1,998	2,534	1,231
Silver	725	599	409
Other[1]	345	497	479
Total revenue	54,767	56,925	55,204
1 Other primarily includes revenue from cobalt and copper sales
3. Finance expense

Figures in million - SA rand		Six months ended
		Unaudited	Unaudited	Unaudited
	Note	Jun 2025	Dec 2024	Jun 2024
Interest charge on:
Borrowings — interest	11	(922)	(975)	(971)
- US$1 billion revolving credit facility (RCF)		(105)	(123)	(62)
- R6.5 billion RCF		(138)	(97)	—
- R5.5 billion RCF		—	(93)	(226)
- 2026 and 2029 Notes		(463)	(456)	(472)
- US$ Convertible Bond		(195)	(191)	(198)
- Other borrowings		(21)	(15)	(13)
Borrowings — unwinding of amortised cost	11	(336)	(355)	(333)
- 2026 and 2029 Notes		(59)	(56)	(42)
- US$ Convertible Bond		(160)	(149)	(149)
- Burnstone Debt		(117)	(142)	(142)
- Other borrowings		—	(8)	—
Lease liabilities		(16)	(15)	(19)
Environmental rehabilitation obligation		(493)	(453)	(513)
Occupational healthcare obligation		(17)	(19)	(19)
Marikana dividend obligation		(42)	(96)	(92)
Deferred revenue		(541)	(208)	(163)
Other		(186)	(158)	(182)
Total finance expense		(2,553)	(2,279)	(2,292)

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 29

4. (Loss)/gain on financial instruments

Figures in million - SA rand		Six months ended
		Unaudited	Unaudited	Unaudited
	Note	Jun 2025	Dec 2024	Jun 2024
Fair value loss on gold hedge contracts[1]		(778)	(392)	(56)
Fair value gain/(loss) on zinc hedge contracts[2]		222	(154)	(80)
Fair value gain on derivative instrument		—	—	1,733
Fair value (loss)/gain on share-based payment obligations		(131)	1,238	(424)
Loss on the revised cash flow of the Burnstone debt	11	—	1,053	—
Gain on revised cash flow of the Marikana dividend obligation		6	993	53
Gain on the revised cash flow of the Keliber dividend obligation		137	811	—
Fair value gain on contingent consideration (related to the Kroondal acquisition)		—	270	126
Fair value gain/(loss) on other investments		165	(8)	(16)
Other		(12)	126	160
Total (loss)/gain on financial instruments		(391)	3,937	1,496
1 On 3 May 2023, Sibanye Gold Proprietary Limited (SGL) concluded a gold hedge agreement which commenced on 4 May 2023. The agreement was structured at monthly average prices, comprising the delivery of 154,320 ounces of gold over 12 months (12,860 ounces per month) with a zero cost collar which established a floor and cap of R34,214 and R46,050 per ounce, respectively. On 17 November 2023, Sibanye Gold Proprietary Limited concluded two additional gold hedge agreements which commenced on 17 November 2023. These agreements were structured at monthly average prices, comprising the delivery of 120,000 and 240,000 ounces of gold over 12 months, respectively. The agreements had a zero cost collar which established a floor of R34,214 per ounce for both agreements and cap of R43,545 and R43,800 per ounce, respectively. On 4 November 2024, SGL concluded a gold hedge agreement, which commenced on 2 December 2024. The agreement is structured at monthly average prices, comprising the delivery of 182,000 ounces of gold over 12 months (14,000 ounces per month) with a zero cost collar which establishes a floor and cap of R45,000 and R58,500 per ounce, respectively. On 9 December 2024, SGL concluded an additional gold hedge agreement, which commenced on 2 January 2025. The agreement is structured at monthly average prices, comprising the delivery of 168,000 ounces of gold over 12 months (14,000 ounces per month) with a zero cost collar which establishes a floor and cap of R45,000 and R54,400 per ounce, respectively. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
2 During June 2024, Century concluded two zinc hedge agreements, which both commenced on 1 July 2024. The first agreement is structured at monthly average prices, comprising the delivery of 5,940 tonnes of zinc over 18 months (330 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,300 and A$4,830 per tonne, respectively. The second zinc hedge agreement is structured at monthly average prices, comprising the delivery of 30,060 tonnes of zinc over 18 months (1,670 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,100 and A$4,340 per tonne, respectively. During November 2024, Century concluded two additional zinc hedge agreements, which both commenced in January 2025. The first agreement comprises the delivery of 6,000 tonnes of zinc in January 2025 with a zero cost collar which establishes a floor and cap of A$4,150 and A$4,500 per tonne, respectively. The second zinc hedge agreement is structured at monthly average prices, comprising the delivery of 12,000 tonnes of zinc over 12 months (1,000 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,200 and A$4,780 per tonne, respectively. During March 2025, Century concluded an additional zinc hedge agreement, which commenced in April 2025. The agreement comprises the delivery of 5,112 tonnes of zinc over 9 months (568 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,200 and A$4,950 per tonne, respectively. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
5. Other costs and other income
5.1 Other costs

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Care and maintenance	(662)	(830)	(779)
Corporate and social investment costs	(162)	(245)	(160)
Cost incurred on employee and community trusts	(108)	(204)	—
Exploration costs	(2)	(11)	(25)
Non-mining royalties	(28)	(47)	(26)
Change in estimate of environmental rehabilitation obligation	—	(248)	(238)
Service entity costs	(165)	(306)	(160)
Onerous contract provision	—	(200)	—
Other	(532)	(880)	(363)
Total other costs	(1,659)	(2,971)	(1,751)
5.2 Other income

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	98	40	—
Service entity income	154	143	164
Sundry income	175	235	154
Insurance proceeds	88	63	812
Onerous contract provision utilisation/change in estimate	124	693	324
Gain/increase in equity-accounted investment	—	1	1
Total other income	639	1,175	1,455
6. Impairments
The Group performed impairment testing for cash-generating units (CGUs) where indicators of impairment were present during the period ended 30 June 2025. The following impairments were recognised:

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Impairment of mining assets and goodwill	(9,602)	(1,549)	(7,624)
Impairment of investment in equity-accounted investee[1]	(64)	—	—
Total impairments	(9,666)	(1,549)	(7,624)
1 Mimosa's updated life-of-mine indicated above US dollar inflationary increases in working costs and capital costs, and includes a Zimbabwean beneficiation tax which resulted in a decrease in the expected future net cash flows from Mimosa. The lower value in use led to an after tax equity-accounted impairment of property, plant and equipment amounting to R535 million and the impairment of the investment in the equity-accounted investee of R64 million, before the impact of deferred tax (net an impairment of R461 million) (see note 8.3) (included in SA PGM on the segment report — see note 22). The weighted average PGM (4E) basket price, nominal discount rate and life-of-mine used in the Mimosa impairment assessment was R25,745/4Eoz, 20.67% and 8 years, respectively. The recoverable amount was determined as R2,208 million

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 30

The impairment of mining assets for the six months ended 30 June 2025 relates to the following classes of assets:

Figures in million - SA rand	Six months ended
	Unaudited
	US PGM operations[1]	Keliber[2]	Other	Total
Mine development, infrastructure and other	(4,230)	(4,929)	(28)	(9,187)
Land, mineral rights and rehabilitation	—	(415)	—	(415)
Total impairment	(4,230)	(5,344)	(28)	(9,602)
1 On 4 July 2025, the One Big Beautiful Bill Act was signed into US law and indicates a phase out and termination of Section 45X credits. Under the phase out and termination rules, any applicable critical mineral produced after 31 December 2030 is phased out with 25% over a period of 4 years commencing from 2031. This resulted in decreased future net cash flows from the US PGM operations and a reduction in value in use at 30 June 2025, and consequently to an impairment of property, plant and equipment amounting to R4,230 million
2 A decrease in the long-term forecasted lithium hydroxide price and an increased discount rate resulted in a decrease in the expected future net cash flows from Keliber and the value in use at 30 June 2025, and resulted in an impairment of property, plant and equipment amounting to R5,344 million. As part of the annual planning process, the Group continues to evaluate the timing of the ramp-up of the Keliber project, considering the potential recovery of the lithium market
The assumptions applied in the value in use impairment calculation as well as the recoverable amount for the below CGUs impacted by the impairments are set out below:

		Unaudited
		Jun 2025
		US PGM operations	Keliber
Average PGM (2E) basket price[1]	US$/2Eoz	1,118	—
Average lithium hydroxide price[1]	US$/t	—	17,972
Inflation rate[2]	%	2.1	2.0
Nominal discount rate[3]	%	10.56	11.19
Life-of-mine[4,5]	years	67	20
Recoverable amount	R' million	9,361	9,359
1 The weighted average commodity prices and exchange rate were derived by considering various bank and commodity broker consensus forecasts
2 The inflation rate is based on the expected forecast inflation rate for the geographic region which most affects the CGU's cash flows
3 The nominal discount rate is calculated as the weighted average cost of capital of the CGU
4 Periods longer than five years for inclusion in the impairment test are considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of the mine based on the available reserves
5 In respect of Keliber, if the life-of-mine is not extended meaningfully, it is estimated that the concentrator and refinery will continue with external purchases of spodumene concentrate. A minimum of 7 years post life-of-mine were assumed for external purchase of spodumene concentrate
CGU impairment assumptions
The cash flows are based on the annual life-of-mine plans that takes into account the following:
•Proved and probable ore reserves of the CGU and conversion of resources where appropriate
•Revenue based on consensus forecast commodity prices, and operating costs
•Sustaining capital expenditure estimates over the life-of-mine plan
•Developmental capital expenditure, where applicable
Results of impairment assessments for the Group's CGUs
Other than the impairment to the US PGM operations, Keliber and Mimosa described above, no further significant impairment was identified for any of the Group's other CGUs for which impairment indicators were present. However, any delay in the ramp-up of Keliber may result in further impairment. A further 5% decrease in the average lithium hydroxide price or a 1% increase in the nominal discount rate, would result in a further R1,839 million or R1,413 million impairment, respectively. In addition, the Kloof CGU experienced logistical and operational disruptions, and abnormal seismicity in some areas which requires a re-evaluation of the Kloof mine's planned transition to higher volume, lower grade production. There is at risk of impairment of this CGU, should it be determined by the Group that the secondary reefs of Kloof cannot be safely and profitably accessed, however the final outcome can only be determined later in 2025 upon conclusion of the Group's evaluation and approval of an updated life of mine.
7. Mining and income tax

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Tax on profit before tax at maximum South African statutory company tax rate (27%)	654	(435)	1,573
South African gold mining tax formula rate adjustment	(14)	60	(19)
US statutory tax rate adjustment	(6)	(9)	(31)
US state tax adjustment	(17)	99	266
Non-taxable Section 45X credit	1,364	—	—
Non-taxable dividend received	2	—	—
Non-deductible finance expense	(67)	(238)	(82)
Non-deductible share-based payments	(4)	(4)	(3)
Non-taxable gain/(non-deductible loss) on fair value of financial instruments	32	1,296	(100)
Non-deductible loss on foreign exchange differences	(6)	(2)	(8)
(Non-deductible)/non-taxable share of results of equity-accounted investees	(114)	21	38
Non-deductible impairments	(18)	—	—
Non-deductible transaction costs	(47)	15	(77)
Tax adjustment in respect of prior periods	(16)	(100)	19
Net other non-taxable income and non-deductible expenditure	130	(743)	533
Change in estimated deferred tax rate	(15)	577	(213)
Deferred tax assets unrecognised or derecognised[1]	(3,343)	(858)	(3,071)
Mining and income tax	(1,485)	(321)	(1,175)
Effective tax rate	(61%)	20%	(20%)
1 The amount for the six months ended 30 June 2025 relates mainly to unrecognised deferred tax assets at the US PGM operations, Keliber and Cooke amounting to R1,632 million (30 June 2024: R2,508 million), R1,478 million and R118 million (30 June 2024: R85 million), respectively

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 31

8. Earnings per share
8.1 Basic earnings per share

	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Ordinary shares in issue (’000)	2,830,567	2,830,567	2,830,567
Adjusted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567
(Loss)/profit attributable to owners of Sibanye-Stillwater (SA rand million)	(3,591)	38	(7,335)
Basic earnings per share (EPS) (cents)	(127)	1	(259)
8.2 Diluted earnings per share
The assumed conversion of the US$ Convertible Bond could potentially dilute basic earnings per share in future, however the convertible bonds were anti-dilutive for all periods presented.

	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Weighted average number of shares
Adjusted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567
Diluted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567
Diluted earnings per share (DEPS) (cents)	(127)	1	(259)
8.3 Headline earnings per share

Figures in million - SA rand unless otherwise stated	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
(Loss)/profit attributable to owners of Sibanye-Stillwater	(3,591)	38	(7,335)
Gain on disposal of property, plant and equipment	(16)	(20)	(35)
Impairments of mining assets and goodwill	9,666	1,549	7,624
Impairment recognised by equity-accounted investee, net of tax	461	—	19
Foreign exchange movement recycled through profit or loss	4	29	26
Compensation for losses incurred	(67)	(26)	—
Tax effect of the items adjusted above	(4)	(27)	(25)
NCI effect of the items listed above	(1,081)	—	—
Headline earnings	5,372	1,543	274
Adjusted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567
Headline EPS (cents)	190	55	10
8.4 Diluted headline earnings per share
The assumed conversion of the US$ Convertible Bond was dilutive in respect of headline earnings per share for the six months ended 30 June 2025, however the convertible bonds were anti-dilutive for the six months ended 31 December 2024 and 30 June 2024.

Figures in million - SA rand unless otherwise stated	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Headline earnings	5,372	1,543	274
Adjusted for impact of the US$ Convertible bond:	311	—	—
- Interest charge and unwinding of amortised cost	355	—	—
- Tax effect	(44)	—	—
Diluted headline earnings	5,683	1,543	274

Adjusted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567
Potential ordinary shares - US$ Convertible Bond ('000)	374,056	—	—
Diluted weighted average number of shares (’000)	3,204,623	2,830,567	2,830,567
Diluted headline EPS (cents)	177	55	10
9. Dividends
Dividend policy
The Group’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the Board may declare a higher or lower dividend than determined according to this range. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater, excluding gains and losses on financial instruments and foreign exchange differences, impairments and related compensation, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gains on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and after the impact of non-controlling interest, and changes in the estimated deferred tax rate.
Despite normalised earnings of R1,832 million (US$100 million) for the six months ended 30 June 2025, the Board has decided to maintain a more prudent and conservative approach considering the uncertain global economic and geo-political backdrop and resolved not to declare an interim dividend for 2025. A decision on an appropriate full year dividend for 2025, will instead be made by the Board of Directors after assessing the financial results for the year ending 31 December 2025 together with the prevailing operating context. No dividends were declared for 2024.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 32

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
(Loss)/profit attributable to the owners of Sibanye-Stillwater	(3,591)	38	(7,335)
Adjusted for:
Loss/(gain) on financial instruments	391	(3,937)	(1,496)
(Gain)/loss on foreign exchange differences	(161)	202	13
Gain on disposal of property, plant and equipment	(16)	(20)	(35)
Impairments	9,666	1,549	7,624
Restructuring costs	242	250	300
Transaction and project costs	418	505	346
Occupational healthcare loss/(gain)	3	(77)	1
Gain/increase in equity-accounted investment	—	(1)	(1)
Change in estimated deferred tax rate	15	(577)	213
Provision for community costs post closure	—	—	24
Cyber security costs	—	67	—
Share of results of equity-accounted investees after tax	432	(76)	(136)
Corporate leadership costs	9	—	—
Compensation for losses incurred	(67)	(26)	—
Section 45X credits recognised for 2023 and 2024	(4,403)	—	—
Tax effect of the items adjusted above	(168)	32	300
NCI effect of the items listed above	(938)	819	(26)
Normalised earnings[1,2]	1,832	(1,252)	(208)
1 Most of the NCI effect relates to the 20.18% NCI in respect of Keliber's impairment recognised (see note 6) and the gain on revised cash flows of the Keliber dividend obligation (see note 4)
2 Normalised earnings, as defined and reconciled above, is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards
10. Acquisitions
10.1 Reldan business combination (revised)
Sibanye-Stillwater successfully concluded the acquisition of the Reldan Group of Companies (Reldan) on 15 March 2024 by acquiring 100% of the shares and voting interest. Reldan is a recycling group which reprocesses various waste streams to recycle precious metals and is based in Pennsylvania, USA. In addition to Reldan's US operations, it has also established a presence in Mexico and India where it has forged strategic joint ventures with local partners. The acquisition complements the Group's US PGM recycling business in Montana and enhances its exposure to the circular economy. Reldan's financial results were consolidated from the effective date and the functional currency of Reldan is the US dollar.
The purchase price allocation (PPA) for the six months ended 30 June 2024, and year ended 31 December 2024, was prepared on a provisional basis in accordance with IFRS 3 Business Combinations (IFRS 3). During the 12 month measurement period commencing on the acquisition date, management provisionally revised the initial PPA previously recognised at 30 June 2024 and at 31 December 2024 due to new information obtained in accordance with IFRS 3. For the six months ended 30 June 2025, a final payment amounting to US$5 million (R96 million) was made to the sellers. This relates to a process completed by March 2025, whereby the sellers determined that an additional amount was due to them in terms of the purchase and sales agreement relating to their tax obligations.

The following table summarises the differences from amounts reported at 31 December 2024 due to the final revised PPA:

Figures in million - SA rand
	Unaudited
	Jun 2025
	As previous	As revised	Final payment
Fair value of identifiable net assets acquired	2,769	2,769	—

Consideration paid[1]	2,943	3,039	96
Fair value of NCI put liability[2]	109	109	—
Total consideration	3,052	3,148	96

Goodwill[3,4,5]	283	379	96
1 Cash consideration amounted to US$155.9 million (R2,920 million) paid in 2024. Due to new information obtained, cash consideration paid on the Reldan acquisition increased by US$5 million (R96 million) which was paid by 31 March 2025
2 Related to an NCI put option in respect of an intermediate Reldan holding company which holds an interest in the Indian joint venture operations, and may require the Group to purchase shares from the non-controlling shareholders of Reldan if exercised by the NCI. The put option can be exercised by the NCI between three and five years after the effective date at market price
3 The goodwill is attributable to the human capital and the premium paid for the synergies and benefits expected to be derived from enhancing the Group's recycling business across the US, Mexico and India
4 US tax legislation requires the purchase consideration to be allocated in order to determine future tax deduction. An amount of R1,188 million (US$63 million) is estimated to be deductible for tax purposes in the future
5 The calculation of goodwill, previously amounting to R283 million as revised at 31 December 2024, was finalised at 31 March 2025 based on new information obtained before the 12 months remeasurement period in terms of IFRS 3 was completed. The net adjustments based on the new information obtained resulted in additional goodwill of R96 million recognised in the prior year

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 33

11. Borrowings

Figures in million - SA rand		Six months ended
		Unaudited	Unaudited	Unaudited
	Notes	Jun 2025	Dec 2024	Jun 2024
Balance at beginning of the period		41,687	37,316	36,618
Borrowings acquired on acquisition of subsidiaries		—	—	84
Loans raised		3,084	6,983	1,295
R6.5 billion RCF		500	1,000	—
Keliber facility		1,868	5,618	—
Other borrowings		716	365	1,295
Loans repaid		(1,528)	(2,571)	(764)
R6.5 billion RCF		(500)	(2,000)	—
Other borrowings		(1,028)	(571)	(764)
Unwinding of loans recognised at amortised cost	3	336	355	333
Accrued interest	3	922	975	971
Accrued interest paid		(1,050)	(993)	(954)
Loss on the revised cash flow of the Burnstone debt	4	—	(1,053)	—
Keliber borrowing costs capitalised		183	64	—
(Gain)/loss on foreign exchange differences and foreign currency translation		(1,223)	611	(267)
Balance at end of the period		42,411	41,687	37,316
Borrowings consist of:

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
US$1 billion RCF[1]	—	—	—
R6.5 billion RCF[2,3]	3,000	3,000	—
R5.5 billion RCF	—	—	4,000
2026 and 2029 Notes	21,214	22,354	21,916
US$ Convertible bond	7,657	7,921	7,627
Burnstone debt	2,254	2,260	3,109
Keliber facility	8,173	5,724	—
Other borrowings[4]	113	428	664
Borrowings	42,411	41,687	37,316
Current portion of borrowings	(275)	(552)	(4,716)
Non-current borrowings	42,136	41,135	32,600
1 The facility is undrawn at 30 June 2025 and at the date of this report
2 The R6.5 billion RCF is affected by the IBOR reform amendments to IFRS Accounting Standards, which came into effect on 1 January 2021. The R6.5 billion RCF is linked to the JIBAR for the foreseeable future and will transition to a new interest rate prior to the date on which the JIBAR will no longer be available for use. At 30 June 2025, there is no significant impact on the Group as a result of IBOR reform in respect of the R6.5 billion RCF and the Group will assess any potential impact when the facility is transitioned to a new rate in the future
3 Subsequent to 30 June 2025, all facility lenders have approved the first one-year extension resulting in the R6.5 billion RCF facility now maturing in August 2028
4 Other borrowings consist mainly of overnight facilities, working capital and overdraft borrowings facilities at Keliber, Century and Reldan
11.1 Capital management
The following are contractually due, undiscounted cash flows resulting from maturities of borrowings, including interest payments:

Figures in million - SA rand
	Total	Within one year	Between one and two years	Between two and three years	Between three and five years	After five years
30 June 2025 (Unaudited)
- Capital
R6.5 billion RCF	3,000	—	—	3,000	—	—
2026 and 2029 Notes	21,324	—	11,995	—	9,329	—
US$ Convertible bond (2028)	8,885	—	—	—	8,885	—
Burnstone debt	138	—	—	—	39	99
Keliber facility	8,336	—	—	1,258	3,584	3,494
Other borrowings	124	30	13	13	26	42
- Interest	15,938	1,915	1,621	1,170	1,218	10,014
Total	57,745	1,945	13,629	5,441	23,081	13,649

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 34

Net debt to adjusted EBITDA

Figures in million - SA rand	Rolling 12 months
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Adjusted borrowings[1]	40,157	39,426	34,207
Adjusted cash and cash equivalents[2]	20,966	16,002	15,519
Net debt[3]	19,191	23,424	18,688
Adjusted EBITDA[4] (12 months)	21,513	13,088	13,057
Net debt to adjusted EBITDA (ratio)[5]	0.89	1.79	1.43
1Adjusted borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings are therefore adjusted to exclude the Burnstone debt
2Cash and cash equivalents exclude cash of Burnstone
3Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, excludes the Burnstone debt. Net debt excludes cash of Burnstone
4See note 16 and note 18
5Net debt to adjusted EBITDA ratio is defined as net debt at the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. Net debt to adjusted EBITDA is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting Standards
12. Other payables

Figures in million - SA rand
	Unaudited	Revised - unaudited	Revised - unaudited
	Jun 2025	Dec 2024	Jun 2024
Contingent consideration (related to the Kroondal acquisition)	—	—	1,245
Marikana dividend obligation	766	730	1,627
Keliber dividend obligation	298	388	1,159
Metals borrowings liability	1,092	855	932
NCI put liability	103	109	107
Hedge derivative liability	729	494	252
Other	1,015	969	948
Other payables	4,003	3,545	6,270
Current portion of other payables	(2,274)	(1,730)	(2,732)
Non-current other payables	1,729	1,815	3,538
Metals borrowings liability
The metals borrowings liability relates to precious metals that are borrowed and repaid under a consignment arrangement with a financial institution for working capital cash management purposes, and was acquired by the Group as part of the acquisition of Reldan in 2024. The liability is measured at fair value according to the market borrowing position, with fair value movements recognised in profit or loss.

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Balance at the beginning of the year	855	—	—
Initial recognition on acquisition of subsidiary	—	956	—
Cash advances received	3,346	4,337	—
Settlements through delivery of metals	(3,126)	(4,308)	—
Gain on commodity price movements	73	(136)	—
Foreign currency translation reserve	(56)	6	—
Balance at end of the period	1,092	855	—

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 35

13. Deferred revenue
On 19 December 2024 Sibanye-Stillwater entered into a US$500 million streaming agreement with Franco-Nevada in exchange for the sale of gold and platinum streams with reference to the Marikana, Kroondal, and Rustenburg operations. The last condition precedent was completed during February 2025, after which US$500 million (R9,215 million) upfront cash payment cash was received on 28 February 2025.
The key inputs and assumptions of the Franco-Nevada stream are as follows:

Key input	Estimate at period end	Further information
Estimated financing rate over life of the arrangement	8.76%	Rate applied at initial recognition to discount the platinum and gold stream, based on the expected gold and platinum to be delivered (including a determined number of resources).
Remaining life of stream	Marikana - 84 years Rustenburg (excluding Kroondal) - 106 years Kroondal - 23 years
The life of the stream is based on the approved life-of-mine for Marikana, Rustenburg (excluding Kroondal) and Kroondal plus a determined number of resources. The resources included were determined based on an evaluation of specific mining areas and possible projects at the mining areas.

Platinum entitlement percentage	1% of platinum production
1% of refined platinum ounces up to delivery of 48,000 ounces, after which it increases to 2.1% of refined platinum ounces up to delivery of 294,000 ounces in aggregate, after which the platinum stream is completed.

Gold entitlement percentage	1.1% of 4E PGM production
1.1% of 4E PGM ounces produced up to delivery of 87,500 ounces of refined gold, after which it decreases to 0.75% of 4E PGM ounces produced up to delivery of 237,000 ounces of refined gold in aggregate, after which it is 80% of refined gold production.

Monthly cash percentage	5%	The gold cash payment is 5% until 237,000 refined ounces is delivered after which it increases to 10%. Platinum is fixed at 5% over the life of the stream.
Allocation of stream between commodities over the expected life of the arrangement	Gold - 69% Platinum - 31%	The US$500 million prepayment was allocated between gold and platinum at inception of the stream based on forward commodity consensus prices.
Covenants reduction date	31 October 2037
The covenant reduction date is the date on which the aggregate gold and platinum deliveries under the terms of the stream exceeds US$600 million. Once the covenant reduction date is reached, certain limitations on incurring debt and encumbrances on assets fall away and instances where the production payments are limited to a nominal fixed amount per ounce no longer apply.

The table below summarises the Franco-Nevada stream:

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Advanced cash received	9,215	—	—
Finance expense	327	—	—
Revenue recognised	(488)	—	—
Foreign currency translation	(324)	—	—
Balance at the end of the period	8,730	—	—
Current portion of deferred revenue	(77)	—	—
Non-current portion of deferred revenue	8,653	—	—
The table below summarises the total deferred revenue liability of the Group:

Figures in million - SA rand
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Wheaton stream	6,131	6,164	6,316
Franco-Nevada stream	8,730	—	—
Gold prepay[1]	1,233	1,626	—
Chrome prepay[1]	—	733	—
Century deferred proceeds[1]	—	—	303
Reldan deferred proceeds	191	120	90
Total deferred revenue at the end of the period	16,285	8,643	6,709
Current portion of deferred revenue	(1,119)	(1,660)	(394)
Non-current portion of deferred revenue	15,166	6,983	6,315
1 Revenue recognised for the six months ended 30 June 2025 amounted to R468 million and R733 million related to the gold prepay and chrome prepay, respectively. R625 million revenue was recognised related to the Century deferred proceeds (R178 million for the six months ended 31 December 2024 and R484 million for the six months ended 30 June 2024)

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 36

14. Fair value of financial assets and financial liabilities, and risk management
14.1 Measurement of fair value
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
•Level 1: unadjusted quoted prices in active markets for identical assets or liabilities
•Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	Unaudited			Unaudited			Unaudited
	Jun 2025			Dec 2024			Jun 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Environmental rehabilitation obligation funds[1]	—	3,878	—	—	3,750	—	—	3,390	—
Trade receivables - PGM concentrate sales[2]	—	1,029	—	—	965	—	—	3,267	—
Trade receivables - Zinc provisional price sales[2]	—	241	—	—	356	—	—	229	—
Other investments[3]	1,307	630	1,223	1,517	504	1,151	1,369	502	1,162
Zinc hedge contracts[4]	—	19	—	—	—	—	—	—	—
Financial liabilities measured at fair value
Gold hedge contracts[4]	—	729	—	—	282	—	—	195	—
Zinc hedge contracts[4]	—	—	—	—	208	—	—	57	—
Contingent consideration[5]	—	—	—	—	—	—	—	—	1,245
Metals borrowing liability[6]	1,092	—	—	855	—	—	932	—	—
1 Environmental rehabilitation obligation funds presented in the condensed consolidated interim statement of financial position, comprise a fixed income portfolio of bonds, rehabilitation policies, investment in a cell captive as well as fixed and notice deposits. The environmental rehabilitation obligation funds, not measured at amortised cost, are stated at fair value based on the nature of the fund’s investments. For investments measured at fair value classified as level 2, the fair value is determined through valuation techniques that include inputs other than quoted prices in level 1 that are observable for the asset, either directly or indirectly. The valuation techniques applied make reference to the net asset value of the underlying assets in the relevant policy or cell captive, adjusted for any entity-specific risk. These underlying assets comprise predominantly money-market and similar highly liquid investments for which the carrying values approximate fair value
2 The fair value for trade receivables measured at fair value through profit or loss is determined based on ruling market prices, volatilities and interest rates
3 The fair values of listed investments are based on the quoted prices available from the relevant stock exchanges. The carrying amounts of other short-term investment products with short maturity dates approximate fair value. The fair values of non-listed investments are determined through valuation techniques that include inputs that are not based on observable market data. These inputs include price/book ratios as well as marketability and minority shareholding discounts which are impacted by the size of the shareholding. The level 3 balance consists primarily of an investment in Verkor, which is valued based on a share subscription price determined by market participants at acquisition and since Verkor is a pre-revenue operation still in development, the subscription price is considered a reasonable approximation of fair value. The difference between other investments in the statement of financial position and the table above, relates to investments measured at amortised cost, with carrying amounts that approximate fair values
4 The fair value of the gold hedge is determined using a Monte Carlo simulation model based on market forward prices, volatilities and interest rates. The fair value of the zinc hedge is determined by using a Monte Carlo simulation model based on historical zinc market spot and forward prices, volatilities and interest rates and the relevant foreign exchange forward curve data
5 The fair value of the contingent consideration relating to the Kroondal acquisition was derived from discounted cash flow models. These models used several key assumptions, including estimates of future production volumes, PGM basket prices, operating costs, capital expenditure and a market related discount rate
6 The fair value of the Reldan metals borrowing liability at the reporting date was calculated based on the spot prices of the relevant metals owed to the financial institution
The table below summarises the movement in financial assets and financial liabilities classified as level 3 in the table above:

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Financial assets measured at fair value
Balance at the beginning of the period	1,151	1,162	1,233
Fair value movement recognised in profit or loss	39	(11)	(102)
Fair value movement recognised in other comprehensive income	33	—	31
Balance at the end of the period	1,223	1,151	1,162

Financial liabilities measured at fair value
Balance at the beginning of the period	—	1,245	1,570
Fair value movement recognised in profit or loss	—	(270)	(126)
Payments made	—	(975)	(199)
Balance at the end of the period	—	—	1,245

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 37

Fair value of financial instruments
The table below shows the fair value and carrying amount of financial instruments where the carrying amount does not approximate fair value:

Figures in million - SA rand
	Carrying value	Fair Value
		Level 1	Level 2	Level 3
30 June 2025 (Unaudited)
2026 and 2029 Notes[1]	21,214	20,062	—	—
Burnstone debt[2]	2,254	—	—	2,162
US$ Convertible Bond[3]	7,657	13,559	—	—
Marikana dividend obligation[4]	766	—	—	704
Keliber dividend obligation[4]	298	—	—	341
Total	32,189	33,621	—	3,207
31 December 2024 (Unaudited)
2026 and 2029 Notes[1]	22,354	20,327	—	—
Burnstone debt[2]	2,260	—	—	2,235
US$ Convertible Bond[3]	7,921	8,731	—	—
Marikana dividend obligation[4]	730	—	—	559
Keliber dividend obligation[4]	388	—	—	532
Total	33,653	29,058	—	3,326
30 June 2024 (Unaudited)
2026 and 2029 Notes[1]	21,916	19,283	—	—
Burnstone debt[2]	3,109	—	—	2,901
US$ Convertible Bond[3]	7,627	9,847	—	—
Marikana dividend obligation[4]	1,627	—	—	1,335
Keliber dividend obligation[4]	1,159	—	—	1,541
Total	35,438	29,130	—	5,777
1 The fair value is based on the quoted market prices of the notes
2 The fair value of the Burnstone Debt has been derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, gold prices, operating costs, capital expenditure and discount rate. The Burnstone long-term gold price at 30 June 2025 and 31 December 2024 was R1,189,493/kg (30 June 2024: R1,012,625/kg) and the discount rate applied was 9.77% (31 December 2024: 9.55%, 30 June 2024: 10.01%). The fair value estimate is sensitive to changes in the key assumptions, for example, increases in the market related discount rate would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other
3 The fair value at 30 June 2025 represents the quoted price of the US$ Convertible Bond
4 The fair value was calculated by applying a market-related discount rate to expected future cash flows available for dividends
14.2 Risk management activities
Liquidity risk: working capital and going concern assessment
For the six months ended 30 June 2025, the Group incurred a loss of R3,906 million (31 December 2024: realised a profit of R1,291 million and 30 June 2024: incurred a loss of R7,001 million). As at 30 June 2025 the Group’s current assets exceeded its current liabilities by R39,476 million (31 December 2024: R27,458 million) and the Group’s total assets exceeded its total liabilities by R44,345 million (31 December 2024: R48,289 million). During the six months ended 30 June 2025 the Group generated cash from operating activities of R13,177 million (31 December 2024: generated cash of R6,416 million and 30 June 2024: R3,697 million).
The Group has committed undrawn debt facilities of R24,202 million at 30 June 2025 (31 December 2024: R26,743 million) and cash balances of R21,012 million (31 December 2024: R16,049 million). The Group’s leverage ratio (net debt/(cash) to adjusted EBITDA) as at 30 June 2025 was 0.89:1 (31 December 2024 was 1.79:1 and 30 June 2024 was 1.43:1) and its interest coverage ratio (adjusted EBITDA to net finance charges) was 19.9:1 (31 December 2024 was 66.0:1 and 30 June 2024 was 1,273.0:1). Both considerably better than the uplifted maximum permitted leverage ratio of at most 3.5:1 and minimum required interest coverage ratio of 3.0:1, calculated on a quarterly basis, as required under the US$1 billion RCF and the R6.5 billion RCF. The maximum permitted leverage ratio up to 30 June 2025 was 3.5:1, up to 31 December 2025 is 3.0:1 and thereafter 2.5:1. The maximum required interest coverage ratio up to 30 June 2025 was 3.0:1, up to 31 December 2025 3.5:1 and 4.0:1 thereafter. At the date of approving these consolidated interim financial statements for issue, the US$1 billion RCF is undrawn, the R6.5 billion RCF had R3.5 billion available and there were no significant events which had a significant negative impact on the Group’s strong liquidity position.
Management believes that the cash forecasted to be generated by operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due for a period of at least eighteen months after the reporting date. The consolidated interim financial statements for the six months ended 30 June 2025 have therefore been prepared on a going concern basis.
15. Contingent liabilities/assets
15.1 Notice from Appian Capital to commence legal proceedings
On 26 October 2021, Sibanye-Stillwater entered into share purchase agreements (the Atlantic Nickel SPA and the MVV SPA, respectively (together, the SPAs)) to acquire the Santa Rita nickel mine and Serrote copper mine (together, the Assets) from affiliates of Appian Capital Advisory LLP (Appian). On 9 November 2021, a geotechnical event occurred at the Santa Rita Mine. After becoming aware of the geotechnical event, Sibanye-Stillwater assessed the event and its effect and concluded that the event was and was reasonably expected to be material and adverse to the business, financial condition, results of operations, the properties, assets, liabilities or operations of the Santa Rita Mine. Sibanye-Stillwater therefore considered that a condition to closing under the Atlantic Nickel SPA – namely, that no material adverse effect had occurred since the date of the SPA – had not been satisfied. Accordingly, Sibanye-Stillwater gave notice of termination of the Atlantic Nickel SPA on 24 January 2022. As the MVV SPA was conditional on the closing of the Atlantic Nickel SPA, Sibanye-Stillwater also gave notice of termination of the MVV SPA on the same day.
On 3 February 2022, Appian sent a letter to Sibanye-Stillwater indicating that it was terminating the SPAs by reason of Sibanye-Stillwater’s wrongful repudiation and/or renunciation of the SPAs. On 16 February 2022, Appian served a claim notice to Sibanye-Stillwater, and, on 27 May 2022, it initiated legal proceedings before the High Court of England and Wales (the Court).

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 38

The first phase of the proceedings related to whether the geotechnical event was, or could reasonably be expected to be, material and adverse (the Liability Trial). In a judgment handed down on 10 October 2024, the Court ruled that the geotechnical event was not, and was not reasonably expected to be, material and adverse, such that Sibanye-Stillwater was not entitled to terminate the SPAs. However, the Court dismissed Appian's claim of wilful misconduct, ruling that the management of Sibanye-Stillwater genuinely believed that it was entitled to terminate the SPAs in what they perceived as the best interests of Sibanye-Stillwater.
The second phase of the proceedings is scheduled to proceed to a trial in November 2025 (the Quantum Trial), at which the Court will determine the damages (if any) that Sibanye-Stillwater may be required to pay to Appian. The parties disagree as to how Appian's recoverable losses should be calculated. The basis for calculating damages will largely depend on the Court's view as to the appropriate date on which to value the Assets and the correct basis on which to calculate interest. The appropriate date for valuing the Assets will depend on the Court's view as to whether and, if so, when Appian could have sold the Assets at a fair price to an alternative buyer. That valuation date will, in turn, inform the appropriate basis for valuing the Assets. This is a matter for expert evidence, the process for which is ongoing at the reporting date. However, relevant factors for valuing the Assets are likely to include whether, and to what extent, various offers received by Appian for the Assets (including, in respect of MVV, the sale completed between Appian and Baiyin in April 2025), and other factors such as commodity price volatility, should be taken into account. The appropriate basis on which to calculate interest will depend on the Court's view as to the principal amount on which Appian may claim interest, and the appropriate interest rate to be applied. This will also be the subject of expert evidence.
Based on the parties' current expert evidence, and depending on the valuation methodology adopted, Appian's recoverable loss (including interest) may be between US$nil and US$721 million. This is subject to any amendments to the parties' pleadings between the reporting date and the Quantum Trial, as well as further evidence, including expert valuation reports, to be exchanged between the parties ahead of the Quantum Trial.
It is not reasonably possible to assign probabilities to the possible loss scenarios to be determined at the Quantum Trial, as at the reporting date, as there is significant uncertainty in predicting the likely result of the Quantum Trial. Since the range of potential outcomes is wide and the actual outcome can be materially different to any current estimate, management concluded that the potential obligation, if any, cannot be reliably measured at the reporting date. Judgment on the Quantum Trial is expected to follow in Q1 2026.
16. Section 45X Advance Manufacturing Production Credit
The US PGM operations qualifies for an Advanced Manufacturing Production credit amount, equal to 10 percent of the costs incurred with respect to production of certain qualifying critical minerals under the Inflation Reduction Act (IRA) in the US, more specifically the Section 45X Advanced Manufacturing Production (“AMP”) credit. Due to the fact that the US PGM operations outsources the purification of platinum, palladium and rhodium to an unrelated third party refinery, it is required that the US PGM operations must enter into an agreement with the third party that identifies the US PGM operations as the sole party that may claim the credit and both the third party and the US PGM operations signs a certification statement reflecting this agreement.
During the six months ended 30 June 2025, the certification statements relating to the 31 December 2023 and 31 December 2024 financial years were signed by the US PGM operations and the third party refinery. The refining agreement was also subsequently amended to address the certification for the remainder of the contract period. Accordingly, R2,472 million (US$139 million) and R1,931 million (US$109 million) were recognised as income during the six months ended 30 June 2025, but in respect of the 2023 and 2024 Section 45X credits, respectively. Section 45X credit income amounting to R649 million (US$36 million) was recognised in respect of the six months ended 30 June 2025. The amounts were recognised as a credit to cost of sales. The related receivable is included in other receivables on the consolidated interim statement of financial position.
The Section 45X credits for 2023 amounted to R1,245 million (US$70 million) and R1,227 million (US$69 million) for the underground mining operations and recycling operations, respectively, and the Section 45X credits for 2024 amounted to R1,220 million (US$69 million) and R711 million (US$40 million) for the underground mining operations and recycling operations, respectively. The Section 45X credits for the six months ended 30 June 2025 amounted to R360 million (US$20 million) and R289 million (US$16 million) for the underground operations and recycling operations, respectively.
17. Assets and associated liabilities classified as held for sale
During the six months ended 30 June 2025, following the Group's decision to withdraw from the Rhyolite Ridge joint venture agreement, it was decided to sell its investment in ioneer Limited (ioneer). The Group held 145,862,742 shares in ioneer representing 6.19% of their share capital. At 30 June 2025, the investment (R164 million) was classified as held for sale in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (IFRS 5). The sale of ioneer was effective subsequent to 30 June 2025.
During the six months ended 30 June 2025, DRDGOLD decided to sell its 50.25% share in Stellar, a renewable energy company developing a solar plant in Limpopo, South Africa. The decision was based on DRDGOLD's decision to focus on its core operating activities. At 30 June 2025, DRDGOLD's investment in Stellar was classified as held for sale in accordance with the requirements of IFRS 5. Property, plant and equipment and capital prepayments of R105 million and other net assets of R6 million is included in assets held for sale at 30 June 2025.
The transaction to sell the Beatrix 4 shaft, which forms part of the Beatrix gold operations and includes the Beisa uranium project, to Neo Energy Metals Plc. (Neo Energy) for a total transaction consideration of R500 million, comprising R250 million in cash and R250 million in newly issued shares in Neo Energy was still subject to certain outstanding conditions precedent at the reporting date. The assets and liabilities associated with the transaction remained classified as held for sale in accordance with the requirements of IFRS 5. Neo Energy will assume responsibility for all Beatrix 4 shaft rehabilitation and environmental liabilities, which amounts to a carrying value of R470 million at 30 June 2025. Property, plant and equipment of R30 million relating to the Beatrix 4 shaft disposal is included in assets held for sale at 30 June 2025.
The assets presented as assets held for sale were measured at the lower of the carrying values and fair value less cost to sell.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 39

18. Non-IFRS measures
Reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
(Loss)/profit before royalties, carbon tax and tax	(2,202)	1,915	(5,584)
Adjusted for:
Amortisation and depreciation	4,218	4,676	4,134
Interest income	(686)	(588)	(749)
Finance expense	2,553	2,279	2,292
Share-based payments	615	114	137
Loss/(gain) on financial instruments	391	(3,937)	(1,496)
(Gain)/loss on foreign exchange differences	(161)	202	13
Share of results of equity-accounted investees after tax	432	(76)	(136)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(98)	209	238
Gain on disposal of property, plant and equipment	(16)	(20)	(35)
Impairments	9,666	1,549	7,624
Restructuring costs	242	250	300
Transaction and project costs	418	505	346
IFRS 16 lease payments	(120)	(108)	(136)
Occupational healthcare loss/(gain)	3	(77)	1
Onerous contract provision	(124)	(493)	(324)
Compensation for losses incurred	(67)	(26)	—
Cyber security costs	—	67	—
Provision for community costs post closure	—	—	24
Corporate leadership costs	9	—	—
Gain/increase in equity-accounted investment	—	(1)	(1)
Adjusted EBITDA	15,073	6,440	6,648
1The adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) calculation is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards, project finance subsidiaries (Burnstone) and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA, as defined and reconciled above, is not a measure of performance under IFRS Accounting Standards. As a result, it should not be considered in isolation or as alternatives to any other measure of financial performance and liquidity presented in accordance with IFRS Accounting Standards
19. Inventories

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
PGM in process	17,518	14,241	14,657
Gold in process	1,494	371	728
PGM finished goods	5,202	6,160	5,678
Other	4,121	4,777	4,803
Total inventories	28,335	25,549	25,866
20. Cash flows from operating activities
20.1 Cash generated by operations
Cash generated by operations includes the following major non-cash adjusting items:

Figures in million - SA rand		Six months ended
		Unaudited	Unaudited	Unaudited
	Notes	Jun 2025	Dec 2024	Jun 2024
Amortisation and depreciation		4,218	4,676	4,134
Impairments	6	9,666	1,549	7,624
Deferred revenue recognised	13	(2,650)	(999)	(769)
Section 45X credits recognised	16	(5,053)	—	—
Settlements through delivery of metals on metals borrowings liability	12	(3,126)	(2,645)	(1,663)
20.2 Change in working capital

Figures in million - SA rand	Six months ended
	Unaudited	Unaudited	Unaudited
	Jun 2025	Dec 2024	Jun 2024
Inventories	(2,931)	239	1,914
Trade and other receivables	(73)	2,218	(451)
Trade and other payables	3,526	2,309	624
Total change in working capital	522	4,766	2,087

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 40

21. Events after the reporting period
The following significant events occurred after 30 June 2025 and up to the date on which the consolidated interim financial statements for the six months ended 30 June 2025 was authorised for issue:
21.1 Acquisition of Metallix Refining (Metallix)
Sibanye-Stillwater entered into a purchase agreement to acquire a 100% of Metallix for a cash consideration of US$82 million (an enterprise value of US$105 million). Metallix operates two processing and recycling operations in Greenville, North Carolina and produces recycled precious metals, including gold, silver and platinum group metals, primarily from industrial waste streams. Metallix has a global customer base, which it services from the United Kingdom and South Korea, in addition to its customers in the United States. Metallix will complement the Group’s US recycling operations in Montana and Reldan in Pennsylvania, adding processing capacity, proprietary technology and knowledge and experience. The transaction is expected to close during the third quarter of 2025, subject to receipt of applicable regulatory approvals customary to a transaction of this nature.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 41

22. Segment reporting
Figures are in millions

	For the six months ended 30 Jun 2025 (Unaudited)								For the six months ended 31 Dec 2024 (Unaudited)								For the six months ended 30 Jun 2024 (Unaudited)
	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	AUSTRALIA	GROUP	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	Australia	GROUP	GROUP	AMERICAS	SOUTHERN AFRICA			EUROPE	Australia	GROUP
SA rand	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Cor- porate[1]	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Cor- porate[1]	Total	Total US operations	Total SA operations	Total SA PGM	Total SA gold	Total EU operations	Total AUS operations	Cor- porate[1]
Revenue	54,767	10,827	41,399	24,909	16,490	490	2,144	(93)	56,925	12,261	40,873	24,608	16,265	1,099	2,679	13	55,204	10,826	41,529	26,649	14,880	1,685	1,304	(140)
Underground	37,783	2,747	35,129	23,814	11,315	—	—	(93)	38,887	4,357	34,517	23,184	11,333	—	—	13	39,980	4,850	35,270	25,130	10,140	—	—	(140)
Surface	8,414	—	6,270	1,095	5,175	—	2,144	—	9,035	—	6,356	1,424	4,932	—	2,679	—	7,563	—	6,259	1,519	4,740	—	1,304	—
Recycling/processing	8,570	8,080	—	—	—	490	—	—	9,003	7,904	—	—	—	1,099	—	—	7,661	5,976	—	—	—	1,685	—	—
Cost of sales, before amortisation and depreciation	(38,274)	(5,287)	(30,783)	(19,650)	(11,133)	(747)	(1,457)	—	(48,337)	(12,187)	(32,954)	(21,340)	(11,614)	(1,470)	(1,726)	—	(48,061)	(10,941)	(33,606)	(21,623)	(11,983)	(1,914)	(1,600)	—
Underground	(26,672)	70	(26,742)	(18,682)	(8,060)	—	—	—	(33,349)	(4,727)	(28,622)	(20,328)	(8,294)	—	—	—	(34,435)	(5,121)	(29,314)	(20,666)	(8,648)	—	—	—
Surface	(5,498)	—	(4,041)	(968)	(3,073)	—	(1,457)	—	(6,058)	—	(4,332)	(1,012)	(3,320)	—	(1,726)	—	(5,892)	—	(4,292)	(957)	(3,335)	—	(1,600)	—
Recycling/processing	(6,104)	(5,357)	—	—	—	(747)	—	—	(8,930)	(7,460)	—	—	—	(1,470)	—	—	(7,734)	(5,820)	—	—	—	(1,914)	—	—
Amortisation and depreciation	(4,218)	(674)	(3,537)	(1,933)	(1,604)	(7)	—	—	(4,676)	(1,004)	(3,587)	(1,947)	(1,640)	(22)	(61)	(2)	(4,134)	(1,101)	(2,960)	(1,700)	(1,260)	(16)	(57)	—
Interest income	686	70	577	293	284	2	3	34	588	93	460	223	237	31	1	3	749	220	506	245	261	22	1	—
Finance expense	(2,553)	(922)	(1,011)	(408)	(603)	(37)	(96)	(487)	(2,279)	(895)	(1,014)	(331)	(683)	(95)	(117)	(158)	(2,292)	(896)	(934)	(280)	(654)	(109)	(185)	(168)
Share-based payments	(615)	(125)	(394)	(239)	(155)	(76)	(17)	(3)	(114)	(12)	(84)	(45)	(39)	(5)	(2)	(11)	(137)	(23)	(94)	(54)	(40)	(8)	(3)	(9)
Gain/(loss) on financial instruments	(391)	(73)	(730)	(111)	(619)	193	240	(21)	3,937	20	3,320	2,580	740	788	(190)	(1)	1,496	1,849	(192)	(239)	47	(16)	(79)	(66)
(Loss)/gain on foreign exchange differences	161	(13)	28	(83)	111	164	(15)	(3)	(202)	4	(125)	(68)	(57)	(62)	14	(33)	(13)	(7)	51	15	36	(35)	(2)	(20)
Share of results of equity-accounted investees after tax	(432)	(11)	(417)	(660)	243	—	—	(4)	76	(2)	83	(52)	135	—	—	(5)	136	(5)	147	(45)	192	—	—	(6)
Other costs	(1,659)	(64)	(1,177)	(536)	(641)	(192)	(120)	(106)	(2,971)	(256)	(2,326)	(941)	(1,385)	(363)	124	(150)	(1,751)	(58)	(1,144)	(318)	(826)	(126)	(361)	(62)
Other income	639	18	291	91	200	156	124	50	1,175	45	209	107	102	704	163	54	1,455	818	243	95	148	326	50	18
Gain/(loss) on disposal of property, plant and equipment	16	(27)	43	19	24	—	—	—	20	(37)	57	22	35	—	—	—	35	(3)	38	11	27	—	—	—
Impairments	(9,666)	(4,230)	(64)	(64)	—	(5,372)	—	—	(1,549)	(1,325)	106	(1)	107	(221)	(109)	—	(7,624)	(7,499)	(123)	(123)	—	—	(2)	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare (expense)/gain	(3)	—	(3)	—	(3)	—	—	—	77	—	77	—	77	—	—	—	(1)	—	(1)	—	(1)	—	—	—
Restructuring costs	(242)	(2)	(70)	(9)	(61)	(170)	—	—	(250)	(124)	(126)	(47)	(79)	—	—	—	(300)	(2)	(298)	(224)	(74)	—	—	—
Transaction and project costs	(418)	(144)	—	—	—	(99)	—	(175)	(505)	(213)	—	(1)	1	(152)	—	(140)	(346)	—	—	1	(1)	(41)	(21)	(284)
Royalties and carbon tax	(219)	—	(120)	(111)	(9)	—	(99)	—	(303)	—	(153)	(93)	(60)	—	(150)	—	(242)	—	(176)	(119)	(57)	—	(66)	—
Mining and income tax	(1,485)	5	(1,484)	(730)	(754)	(3)	—	(3)	(321)	(26)	(272)	(275)	3	—	—	(23)	(1,175)	(35)	(1,149)	(822)	(327)	4	—	5
Current taxation	(309)	(72)	(237)	(253)	16	3	—	(3)	(907)	(206)	(692)	(651)	(41)	—	—	(9)	(511)	60	(569)	(595)	26	—	—	(2)
Deferred taxation	(1,176)	77	(1,247)	(477)	(770)	(6)	—	—	586	180	420	376	44	—	—	(14)	(664)	(95)	(580)	(227)	(353)	4	—	7
(Loss)/profit for the period	(3,906)	(652)	2,548	778	1,770	(5,698)	707	(811)	1,291	(3,658)	4,544	2,399	2,145	232	626	(453)	(7,001)	(6,857)	1,837	1,469	368	(228)	(1,021)	(732)
Sustaining capital expenditure	(1,777)	(123)	(1,601)	(1,120)	(481)	(28)	(25)	—	(2,609)	(239)	(2,153)	(1,637)	(516)	(66)	(151)	—	(1,880)	(394)	(1,344)	(929)	(415)	(107)	(35)	—
Ore reserve development	(3,070)	(614)	(2,456)	(1,095)	(1,361)	—	—	—	(3,430)	(701)	(2,729)	(1,297)	(1,432)	—	—	—	(3,799)	(1,219)	(2,580)	(1,175)	(1,405)	—	—	—
Project capital	(4,594)	(94)	(1,435)	(332)	(1,103)	(3,021)	(44)	—	(4,920)	(157)	(1,229)	(363)	(866)	(3,533)	1	(2)	(5,902)	(134)	(3,063)	(444)	(2,619)	(2,688)	(17)	—
Total capital expenditure	(9,441)	(831)	(5,492)	(2,547)	(2,945)	(3,049)	(69)	—	(10,959)	(1,097)	(6,111)	(3,297)	(2,814)	(3,599)	(150)	(2)	(11,581)	(1,747)	(6,987)	(2,548)	(4,439)	(2,795)	(52)	—
		note 22.1				note 22.2				note 22.1				note 22.2				note 22.1				note 22.2
1Group corporate includes the Wheaton stream and the Franco-Nevada stream and mainly includes corporate transaction costs, finance costs and other

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 42

22.1 US PGM and total SA operations
Figures are in millions

For the six months ended 30 Jun 2025 (Unaudited)
	AMERICAS					SOUTHERN AFRICA
SA rand	Total US operations	Total US PGM	Underground	US PGM recycling	Reldan operations	Total SA operations	Total SA PGM	Rusten- burg	Marikana	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	10,827	6,038	2,747	3,291	4,789	41,399	24,909	12,533	11,845	531	1,009	(1,009)	16,490	5,357	3,013	2,931	817	4,076	296
Underground	2,747	2,747	2,747	—	—	35,129	23,814	11,785	11,845	184	1,009	(1,009)	11,315	5,350	2,738	2,931	—	—	296
Surface	—	—	—	—	—	6,270	1,095	748	—	347	—	—	5,175	7	275	—	817	4,076	—
Recycling/processing	8,080	3,291	—	3,291	4,789	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(5,287)	(844)	70	(914)	(4,443)	(30,783)	(19,650)	(10,231)	(8,981)	(437)	(913)	912	(11,133)	(3,285)	(2,860)	(2,065)	(706)	(2,217)	—
Underground	70	70	70	—	—	(26,742)	(18,682)	(9,584)	(8,981)	(116)	(913)	912	(8,060)	(3,285)	(2,710)	(2,065)	—	—	—
Surface	—	—	—	—	—	(4,041)	(968)	(647)	—	(321)	—	—	(3,073)	—	(150)	—	(706)	(2,217)	—
Recycling/processing	(5,357)	(914)	—	(914)	(4,443)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(674)	(572)	(569)	(3)	(102)	(3,537)	(1,933)	(920)	(969)	(23)	(232)	211	(1,604)	(867)	(374)	(162)	—	(186)	(15)
Interest income	70	64	64	—	6	577	293	82	181	10	6	14	284	57	40	24	13	77	73
Finance expense	(922)	(900)	(900)	—	(22)	(1,011)	(408)	(1,181)	(198)	—	(17)	988	(603)	(74)	(100)	(62)	(72)	(35)	(260)
Share-based payments	(125)	(120)	(120)	—	(5)	(394)	(239)	(122)	(109)	(2)	—	(6)	(155)	(44)	(35)	(25)	(2)	(16)	(33)
Gain/(loss) on financial instruments	(73)	—	—	—	(73)	(730)	(111)	(987)	(24)	—	(25)	925	(619)	10	8	5	11	14	(667)
(Loss)/gain on foreign exchange differences	(13)	(3)	(3)	—	(10)	28	(83)	(27)	(33)	(16)	(9)	2	111	—	—	—	—	—	111
Share of results of equity-accounted investees after tax	(11)	—	—	—	(11)	(417)	(660)	—	—	—	—	(660)	243	—	—	—	—	—	243
Other costs	(64)	(49)	(49)	—	(15)	(1,177)	(536)	(90)	(366)	(40)	—	(40)	(641)	(28)	(29)	(12)	(492)	(14)	(66)
Other income	18	18	18	—	—	291	91	1	69	—	1	20	200	1	—	—	—	98	101
(Loss)/gain on disposal of property, plant and equipment	(27)	(27)	(27)	—	—	43	19	14	5	—	(1)	1	24	19	4	5	—	(4)	—
Impairments	(4,230)	(4,230)	(4,230)	—	—	(64)	(64)	—	—	—	(599)	535	—	—	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare expense	—	—	—	—	—	(3)	—	—	—	—	—	—	(3)	—	—	—	—	—	(3)
Restructuring costs	(2)	(2)	(2)	—	—	(70)	(9)	(3)	(4)	—	—	(2)	(61)	(6)	(8)	(15)	—	—	(32)
Transaction and project costs	(144)	(144)	(144)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	—	—	(120)	(111)	(79)	(32)	—	(45)	45	(9)	7	(16)	(41)	(4)	—	45
Mining and income tax	5	19	—	—	(14)	(1,484)	(730)	(269)	(454)	(6)	102	(103)	(754)	(411)	(96)	(403)	1	(497)	652
Current taxation	(72)	(27)			(45)	(237)	(253)	(91)	(150)	(12)	(26)	26	16	3	1,000	1	1	23	(1,012)
Deferred taxation	77	46			31	(1,247)	(477)	(178)	(304)	6	128	(129)	(770)	(414)	(1,096)	(404)	—	(520)	1,664
(Loss)/profit for the period	(652)	(752)			100	2,548	778	(1,279)	930	17	(723)	1,833	1,770	736	(453)	180	(434)	1,296	445
Sustaining capital expenditure	(123)	(123)	(121)	(2)	—	(1,601)	(1,120)	(549)	(561)	(10)	(160)	160	(481)	(149)	(108)	(40)	—	(184)	—
Ore reserve development	(614)	(614)	(614)	—	—	(2,456)	(1,095)	(349)	(746)	—	—	—	(1,361)	(822)	(433)	(106)	—	—	—
Project capital	(94)	(94)	(94)	—	—	(1,435)	(332)	(23)	(309)	—	—	—	(1,103)	—	—	—	—	(1,103)	—
Total capital expenditure	(831)	(831)	(829)	(2)	—	(5,492)	(2,547)	(921)	(1,616)	(10)	(160)	160	(2,945)	(971)	(541)	(146)	—	(1,287)	—
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R1,199 million. This write-down mainly relates to PGM in process and PGM finished goods of R949 million and R250 million, respectively, relating to the US PGM operations

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 43

Figures are in millions

For the six months ended 31 Dec 2024 (Unaudited)
		AMERICAS				SOUTHERN AFRICA
SA rand	Total US operations	US PGM operations	Underground	US PGM recycling	Reldan operations	Total SA operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	12,261	8,221	4,357	3,864	4,040	40,873	24,608	9,540	12,628	1,755	685	1,557	(1,557)	16,265	4,835	3,589	2,783	833	3,802	423
Underground	4,357	4,357	4,357	—	—	34,517	23,184	8,556	12,628	1,755	245	1,557	(1,557)	11,333	4,830	3,303	2,777	—	—	423
Surface	—	—	—	—	—	6,356	1,424	984	—	—	440	—	—	4,932	5	286	6	833	3,802	—
Recycling/processing	7,904	3,864	—	3,864	4,040	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(12,187)	(8,412)	(4,727)	(3,685)	(3,775)	(32,954)	(21,340)	(8,419)	(11,005)	(1,479)	(437)	(1,223)	1,223	(11,614)	(3,358)	(3,057)	(2,128)	(747)	(2,324)	—
Underground	(4,727)	(4,727)	(4,727)	—	—	(28,622)	(20,328)	(7,748)	(11,005)	(1,479)	(96)	(1,223)	1,223	(8,294)	(3,358)	(2,815)	(2,121)	—	—	—
Surface	—	—	—	—	—	(4,332)	(1,012)	(671)	—	—	(341)	—	—	(3,320)	—	(242)	(7)	(747)	(2,324)	—
Recycling/processing	(7,460)	(3,685)	—	(3,685)	(3,775)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(1,004)	(904)	(901)	(3)	(100)	(3,587)	(1,947)	(610)	(1,020)	(256)	(23)	(184)	146	(1,640)	(722)	(473)	(219)	—	(214)	(12)
Interest income	93	86	86	—	7	460	223	36	111	54	13	4	5	237	41	41	23	14	124	(6)
Finance expense	(895)	(876)	(876)	—	(19)	(1,014)	(331)	(1,517)	(214)	(65)	—	(25)	1,490	(683)	(127)	(154)	(93)	(66)	(38)	(205)
Share-based payments	(12)	(12)	(12)	—	—	(84)	(45)	(16)	(19)	(9)	(1)	—	—	(39)	(8)	(5)	(3)	—	(14)	(9)
(Loss)/gain on financial instruments	20	—	—	—	20	3,320	2,580	13,153	1,255	6	—	—	(11,834)	740	9	11	6	30	9	675
(Loss)/gain on foreign exchange differences	4	2	2	—	2	(125)	(68)	32	(21)	(64)	5	(46)	26	(57)	—	—	—	—	—	(57)
Share of results of equity-accounted investees after tax	(2)	—	—	—	(2)	83	(52)	—	—	—	—	—	(52)	135	—	—	—	—	—	135
Other costs	(256)	(253)	(253)	—	(3)	(2,326)	(941)	(42)	(555)	(199)	(140)	(5)	—	(1,385)	(42)	(118)	(20)	(764)	(12)	(429)
Other income	45	45	45	—	—	209	107	1	81	1	—	1	23	102	2	—	13	—	—	87
(Loss)/gain on disposal of property, plant and equipment	(37)	(37)	(37)	—	—	57	22	10	12	1	—	(1)	—	35	13	12	8	—	—	2
Impairments	(1,325)	(1,325)	(1,325)	—	—	106	(1)	—	—	20	—	—	(21)	107	—	—	—	—	—	107
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	—	—	77	—	—	—	—	—	—	—	77	—	—	—	—	—	77
Restructuring costs	(124)	(124)	(124)	—	—	(126)	(47)	(21)	(17)	(7)	—	—	(2)	(79)	(14)	(1)	(10)	(2)	—	(52)
Transaction and project costs	(213)	(26)	(26)	—	(187)	—	(1)	—	—	—	—	—	(1)	1	—	—	—	—	—	1
Royalties and carbon tax	—	—	—	—	—	(153)	(93)	(28)	(60)	(4)	—	(68)	67	(60)	(24)	(18)	(43)	(3)	—	28
Mining and income tax	(26)	(23)	—	—	(3)	(272)	(275)	(611)	(45)	392	(28)	(62)	79	3	(47)	(80)	48	—	(345)	427
Current taxation	(206)	(102)			(104)	(692)	(651)	(383)	(229)	(10)	(25)	—	(4)	(41)	(1)	(1)	(1)	—	(23)	(15)
Deferred taxation	180	79			101	420	376	(228)	184	402	(3)	(62)	83	44	(46)	(79)	49	—	(322)	442
(Loss)/profit for the year	(3,658)	(3,638)			(20)	4,544	2,399	11,508	1,131	146	74	(52)	(10,408)	2,145	558	(253)	365	(705)	988	1,192
Sustaining capital expenditure	(239)	(232)	(220)	(12)	(7)	(2,153)	(1,637)	(556)	(736)	(314)	(31)	(256)	256	(516)	(202)	(141)	(56)	—	(117)	—
Ore reserve development	(701)	(701)	(701)	—	—	(2,729)	(1,297)	(383)	(914)	—	—	—	—	(1,432)	(844)	(487)	(101)	—	—	—
Project capital	(157)	(157)	(157)	—	—	(1,229)	(363)	(22)	(330)	—	(3)	—	(8)	(866)	—	—	—	—	(796)	(70)
Total capital expenditure	(1,097)	(1,090)	(1,078)	(12)	(7)	(6,111)	(3,297)	(961)	(1,980)	(314)	(34)	(256)	248	(2,814)	(1,046)	(628)	(157)	—	(913)	(70)
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R2,710 million. This write-down mainly relates to PGM in process and PGM finished goods of R2,222 million and R428 million, respectively, of which R1,857 million, R487 million, R264 million and R42 million, relates to the US PGM operations, Rustenburg, Kroondal and Marikana, respectively, as a result of the lower commodity price environment

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 44

Figures are in millions

For the six months ended 30 Jun 2024 (Unaudited)
	AMERICAS					SOUTHERN AFRICA
SA rand	Total US operations	US PGM operations	Underground	US PGM recycling	Reldan operations	Total SA operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and re- conciling items[1]
Revenue	10,826	8,560	4,850	3,710	2,266	41,529	26,649	9,975	12,683	3,427	564	1,547	(1,547)	14,880	5,013	3,180	2,546	864	3,266	11
Underground	4,850	4,850	4,850	—	—	35,270	25,130	8,913	12,683	3,427	107	1,547	(1,547)	10,140	4,929	2,667	2,533	—	—	11
Surface	—	—	—	—	—	6,259	1,519	1,062	—	—	457	—	—	4,740	84	513	13	864	3,266	—
Recycling/processing	5,976	3,710	—	3,710	2,266	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(10,941)	(8,684)	(5,121)	(3,563)	(2,257)	(33,606)	(21,623)	(8,182)	(9,907)	(3,145)	(389)	(1,260)	1,260	(11,983)	(3,590)	(3,269)	(2,132)	(832)	(2,160)	—
Underground	(5,121)	(5,121)	(5,121)	—	—	(29,314)	(20,666)	(7,544)	(9,907)	(3,145)	(70)	(1,260)	1,260	(8,648)	(3,575)	(2,959)	(2,114)	—	—	—
Surface	—	—	—	—	—	(4,292)	(957)	(638)	—	—	(319)	—	—	(3,335)	(15)	(310)	(18)	(832)	(2,160)	—
Recycling/processing	(5,820)	(3,563)	—	(3,563)	(2,257)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(1,101)	(1,030)	(1,028)	(2)	(71)	(2,960)	(1,700)	(552)	(864)	(231)	(20)	(150)	117	(1,260)	(658)	(315)	(176)	—	(98)	(13)
Interest income	220	219	219	—	1	506	245	50	113	81	10	2	(11)	261	40	41	23	13	106	38
Finance expense	(896)	(885)	(885)	—	(11)	(934)	(280)	(1,723)	(178)	(66)	—	(20)	1,707	(654)	(133)	(140)	(100)	(66)	(40)	(175)
Share-based payments	(23)	(23)	(23)	—	—	(94)	(54)	(15)	(28)	(9)	—	—	(2)	(40)	(9)	(7)	(4)	—	(13)	(7)
Gain/(loss) on financial instruments	1,849	1,733	1,733	—	116	(192)	(239)	(1,275)	(6)	(8)	—	—	1,050	47	10	7	5	9	10	6
Gain/(loss) on foreign exchange differences	(7)	(7)	(7)	—	—	51	15	34	(10)	(9)	(2)	(83)	85	36	—	—	—	—	11	25
Share of results of equity-accounted investees after tax	(5)	—	—	—	(5)	147	(45)	—	—	—	—	—	(45)	192	—	—	—	—	—	192
Other costs	(58)	(56)	(56)	—	(2)	(1,144)	(318)	40	(234)	(60)	(95)	—	31	(826)	(24)	(251)	(19)	(468)	(12)	(52)
Other income	818	818	818	—	—	243	95	—	77	—	—	2	16	148	1	—	—	—	1	146
Gain on disposal of property, plant and equipment	(3)	(3)	(3)	—	—	38	11	7	3	—	—	—	1	27	5	5	16	—	1	—
Impairments	(7,499)	(7,499)	(7,499)	—	—	(123)	(123)	—	(112)	(11)	—	(26)	26	—	—	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	—	—	(1)	—	—	—	—	—	—	—	(1)	—	—	—	—	—	(1)
Restructuring costs	(2)	(2)	(2)	—	—	(298)	(224)	(26)	(201)	3	—	—	—	(74)	—	(2)	—	2	—	(74)
Transaction and project costs	—	—	—	—	—	—	1	—	—	—	—	—	1	(1)	—	—	—	—	—	(1)
Royalties and carbon tax	—	—	—	—	—	(176)	(119)	(54)	(58)	(8)	—	(63)	64	(57)	(25)	(16)	(13)	(3)	—	—
Mining and income tax	(35)	(65)	—	—	30	(1,149)	(822)	66	(411)	(392)	(18)	6	(73)	(327)	(529)	(341)	(399)	—	(305)	1,247
Current taxation	60	81			(21)	(569)	(595)	(290)	(208)	(7)	(14)	—	(76)	26	(2)	(1)	—	—	26	3
Deferred taxation	(95)	(146)			51	(580)	(227)	356	(203)	(385)	(4)	6	3	(353)	(527)	(340)	(399)	—	(331)	1,244
Profit/(loss) for the year	(6,857)	(6,924)			67	1,837	1,469	(1,655)	867	(428)	50	(45)	2,680	368	101	(1,108)	(253)	(481)	767	1,342
Sustaining capital expenditure	(394)	(391)	(391)	—	(3)	(1,344)	(929)	(347)	(382)	(189)	(11)	(292)	292	(415)	(178)	(106)	(8)	—	(123)	—
Ore reserve development	(1,219)	(1,219)	(1,219)	—	—	(2,580)	(1,175)	(316)	(859)	—	—	—	—	(1,405)	(819)	(445)	(141)	—	—	—
Project capital	(134)	(134)	(134)	—	—	(3,063)	(444)	(79)	(350)	—	(15)	—	—	(2,619)	—	—	—	—	(2,335)	(284)
Total capital expenditure	(1,747)	(1,744)	(1,744)	—	(3)	(6,987)	(2,548)	(742)	(1,591)	(189)	(26)	(292)	292	(4,439)	(997)	(551)	(149)	—	(2,458)	(284)
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R2,074 million. This write-down mainly relates to PGM in process and PGM finished goods of R1,621 million and R416 million, respectively, of which R1,917 million, R100 million and R20 million relates to the US PGM operations, Rustenburg and Marikana, respectively, as a result of the lower commodity price environment
22.2 Sandouville nickel refinery and Zinc retreatment operation
Figures are in millions

	For the six months ended 30 Jun 2025 (Unaudited)						For the six months ended 31 Dec 2024 (Unaudited)						For the six months ended 30 Jun 2024 (Unaudited)
	EUROPE			AUSTRALIA			EUROPE			Australia			EUROPE			Australia
SA rand	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and re- conciling items[1]	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatment operation[2]	Corporate and re- conciling items[1]
Revenue	490	490	—	2,144	2,144	—	1,099	1,099	—	2,679	2,679	—	1,685	1,685	—	1,304	1,304	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	2,144	2,144	—	—	—	—	2,679	2,679	—	—	—	—	1,304	1,304	—
Recycling/processing	490	490	—	—	—	—	1,099	1,099	—	—	—	—	1,685	1,685	—	—	—	—
Cost of sales, before amortisation and depreciation	(747)	(747)	—	(1,457)	(1,457)	—	(1,470)	(1,470)	—	(1,726)	(1,726)	—	(1,914)	(1,914)	—	(1,600)	(1,600)	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	(1,457)	(1,457)	—	—	—	—	(1,726)	(1,726)	—	—	—	—	(1,600)	(1,600)	—
Recycling/processing	(747)	(747)	—	—	—	—	(1,470)	(1,470)	—	—	—	—	(1,914)	(1,914)	—	—	—	—
Amortisation and depreciation	(7)	(2)	(5)	—	—	—	(22)	(17)	(5)	(61)	(61)	—	(16)	(12)	(4)	(57)	(56)	(1)
Interest income	2	—	2	3	2	1	31	1	30	1	1	—	22	—	22	1	—	1
Finance expense	(37)	(6)	(31)	(96)	(90)	(6)	(95)	(29)	(66)	(117)	(110)	(7)	(109)	(41)	(68)	(185)	(178)	(7)
Share-based payments	(76)	(12)	(64)	(17)	(17)	—	(5)	(2)	(3)	(2)	(2)	—	(8)	(5)	(3)	(3)	(3)	—
(Loss)/gain on financial instruments	193	(4)	197	240	240	—	788	(13)	801	(190)	(190)	—	(16)	20	(36)	(79)	(79)	—
(Loss)/gain on foreign exchange differences	164	160	4	(15)	(13)	(2)	(62)	(82)	20	14	12	2	(35)	(28)	(7)	(2)	(2)	—
Share of results of equity-accounted investees after tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other costs	(192)	(65)	(127)	(120)	(45)	(75)	(363)	(284)	(79)	124	193	(69)	(126)	(44)	(82)	(361)	(301)	(60)
Other income	156	146	10	124	124	—	704	693	11	163	150	13	326	326	—	50	50	—
Gain/(loss) on disposal of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impairments	(5,372)	(28)	(5,344)	—	—	—	(221)	(221)	—	(109)	(2)	(107)	—	—	—	(2)	(2)	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	(170)	(170)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction and project costs	(99)	(99)	—	—	—	—	(152)	(152)	—	—	—	—	(41)	(41)	—	(21)	—	(21)
Royalties and carbon tax	—	—	—	(99)	(99)	—	—	—	—	(150)	(150)	—	—	—	—	(66)	(66)	—
Mining and income tax	(3)	—	(3)	—	—	—	—	—	—	—	—	—	4	—	4	—	—	—
Current taxation	3	—	3	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred taxation	(6)	—	(6)	—	—	—	—	—	—	—	—	—	4	—	4	—	—	—
(Loss)/profit for the period	(5,698)	(337)	(5,361)	707	789	(82)	232	(477)	709	626	794	(168)	(228)	(54)	(174)	(1,021)	(933)	(88)
Sustaining capital expenditure	(28)	(28)	—	(25)	(21)	(4)	(66)	(66)	—	(151)	(151)	—	(107)	(107)	—	(35)	(35)	—
Ore reserve development	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Project capital	(3,021)	—	(3,021)	(44)	(12)	(32)	(3,533)	—	(3,533)	1	(5)	6	(2,688)	—	(2,688)	(17)	(1)	(16)
Total capital expenditure	(3,049)	(28)	(3,021)	(69)	(33)	(36)	(3,599)	(66)	(3,533)	(150)	(156)	6	(2,795)	(107)	(2,688)	(52)	(36)	(16)
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 45

ALL-IN COSTS – SIX MONTHS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US PGM operations[1]	Total SA PGM operations[2]	Rustenburg including Kroondal	Marikana[2]	Plat Mile	Mimosa	Corporate
Cost of sales, before amortisation and depreciation[3]		Jun 2025	(70)	19,650	10,232	8,981	437	913	(913)
		Dec 2024	4,723	21,340	9,899	11,004	437	1,223	(1,223)
		Jun 2024	5,123	21,623	11,327	9,907	389	1,260	(1,260)
Section 45X credit adjustment[7]		Jun 2025	2,466	—	—	—	—	—	—
		Dec 2024	(699)	—	—	—	—	—	—
		Jun 2024	(563)	—	—	—	—	—	—
Royalties		Jun 2025	—	110	79	31	—	45	(45)
		Dec 2024	—	93	33	60	—	68	(68)
		Jun 2024	—	118	61	57	—	63	(63)
Carbon tax		Jun 2025	—	1	—	1	—	—	—
		Dec 2024	—	—	—	—	—	—	—
		Jun 2024	—	1	—	1	—	—	—
Community costs		Jun 2025	—	119	41	78	—	—	—
		Dec 2024	—	209	65	144	—	—	—
		Jun 2024	—	129	42	87	—	—	—
Inventory change		Jun 2025	325	1,574	1,314	260	—	339	(339)
		Dec 2024	(632)	893	2,068	(1,175)	—	6	(6)
		Jun 2024	(368)	(711)	(447)	(264)	—	1	(1)
Share-based payments[4]		Jun 2025	(14)	30	14	14	1	—	—
		Dec 2024	54	116	61	51	—	—	—
		Jun 2024	37	87	40	44	—	—	—
Rehabilitation interest and amortisation[5]		Jun 2025	17	104	75	29	—	4	(4)
		Dec 2024	22	42	39	3	—	4	(4)
		Jun 2024	23	49	35	14	—	2	(2)
Leases		Jun 2025	1	25	9	15	1	—	—
		Dec 2024	2	26	9	16	1	—	—
		Jun 2024	2	37	14	22	1	—	—
Ore reserve development		Jun 2025	614	1,095	349	746	—	—	—
		Dec 2024	701	1,297	383	914	—	—	—
		Jun 2024	1,219	1,175	316	859	—	—	—
Sustaining capital expenditure		Jun 2025	121	1,120	549	561	10	160	(160)
		Dec 2024	220	1,637	870	736	31	256	(256)
		Jun 2024	391	930	537	382	11	292	(292)
Less: By-product credit		Jun 2025	(327)	(5,258)	(2,313)	(2,736)	(209)	(165)	165
		Dec 2024	(414)	(5,761)	(2,971)	(2,509)	(281)	(300)	300
		Jun 2024	(438)	(5,916)	(3,274)	(2,497)	(145)	(289)	289
Total All-in-sustaining costs[6]		Jun 2025	3,133	18,570	10,349	7,980	240	1,296	(1,296)
		Dec 2024	3,977	19,892	10,456	9,244	188	1,257	(1,257)
		Jun 2024	5,426	17,522	8,651	8,612	256	1,329	(1,329)
Plus: Corporate cost, growth and capital expenditure		Jun 2025	98	333	23	310	—	—	—
		Dec 2024	165	371	22	339	2	—	8
		Jun 2024	150	462	79	368	15	—	—
Total All-in-costs[6]		Jun 2025	3,231	18,903	10,372	8,290	240	1,296	(1,296)
		Dec 2024	4,142	20,263	10,478	9,583	190	1,257	(1,249)
		Jun 2024	5,576	17,984	8,730	8,980	271	1,329	(1,329)
PGM production	4Eoz - 2Eoz	Jun 2025	141,124	840,046	425,747	340,183	15,062	59,054	—
		Dec 2024	187,703	956,804	460,026	412,874	22,933	60,971	—
		Jun 2024	238,139	878,606	430,934	362,835	23,169	61,668	—
	kg	Jun 2025	4,389	26,128	13,242	10,581	468	1,837	—
		Dec 2024	5,838	29,760	14,308	12,842	713	1,896	—
		Jun 2024	7,407	27,328	13,404	11,285	721	1,918	—
All-in-sustaining cost[6]	R/4Eoz - R/2Eoz	Jun 2025	22,200	23,777	24,308	23,458	15,934	21,946	—
		Dec 2024	21,185	22,205	22,729	22,389	8,198	20,616	—
		Jun 2024	22,786	21,448	20,075	23,735	11,049	21,551	—
	US$/4Eoz - US$/2Eoz	Jun 2025	1,207	1,293	1,322	1,276	866	1,193	—
		Dec 2024	1,182	1,239	1,268	1,249	457	1,150	—
		Jun 2024	1,217	1,146	1,072	1,268	590	1,151	—
All-in-cost[6]	R/4Eoz - R/2Eoz	Jun 2025	22,895	24,204	24,362	24,369	15,934	21,946	—
		Dec 2024	22,064	22,619	22,777	23,210	8,285	20,616	—
		Jun 2024	23,416	22,014	20,258	24,750	11,697	21,551	—
	US$/4Eoz - US$/2Eoz	Jun 2025	1,245	1,316	1,325	1,325	866	1,193	—
		Dec 2024	1,231	1,262	1,271	1,295	462	1,150	—
		Jun 2024	1,251	1,176	1,082	1,322	625	1,151	—
Average exchange rate for the six months ended 30 June 2025, 31 December 2024 and 30 June 2024 was R18.39/US$, R17.92/US$ and R18.72/US$, respectively
Figures may not add as they are rounded independently
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and financial performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material, which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown. The US Reldan operations cost and performance are also excluded from the above table
2The Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Six Months” and “Reconciliation of AISC and AIC excluding third party PoC for Total SA PGM operations and Marikana – Six Months”
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
4Share-based payments are calculated based on the fair value at grant date and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 46

6All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce and All-in cost per ounce are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced (excluding Mimosa) in the same period
7The Inflation Reduction Act Section 45X Advanced Manufacturing Production Credit provides credits to the US PGM operations equal to 10% of production costs incurred for critical minerals produced and sold after December 31, 2022. During the six months ended 30 June 2025 the US PGM operations recognised R699 million (US$39 million) and R563 million (US$30 million) which relates to mining costs for the six months ended 31 December 2024 and 30 June 2024, respectively. Although these amounts were recognised as a credit against the 30 June 2025 cost of sales, management believes that the cost of sales for the period ended 30 June 2025 should be adjusted with the 2023 and 2024 credits against the period when the mining costs were accrued. It is expected that, because the required certification requirements were addressed in June 2025, the recognition of the credits will now match the related mining cost accruals. Accordingly, total All-in-sustaining costs and total All-in-costs were adjusted to reflect the appropriate amounts which relates to the periods presented above.

Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Six Months
		Total SA PGM operations			Marikana
	Rm	Jun 2025	Dec 2024	Jun 2024	Jun 2025	Dec 2024	Jun 2024
Cost of sales, before amortisation and depreciation as reported per table above		19,650	21,340	21,623	8,981	11,004	9,907
Inventory change as reported per table above		1,574	893	(711)	260	(1,175)	(264)
Less: Chrome cost of sales		(851)	(1,016)	(1,040)	(189)	(186)	(208)
Total operating cost including third party PoC		20,373	21,217	19,872	9,052	9,643	9,435
Less: Purchase cost of PoC		(1,061)	(1,162)	(1,244)	(1,061)	(1,162)	(1,244)
Total operating cost excluding third party PoC		19,312	20,055	18,628	7,991	8,481	8,191

PGM production as reported per table above	4Eoz- 2Eoz	840,046	956,804	878,606	340,183	412,874	362,835
Less: Mimosa production		(59,054)	(60,971)	(61,668)	—	—	—
PGM production excluding Mimosa		780,992	895,833	816,938	340,183	412,874	362,835
Less: PoC production		(35,794)	(46,318)	(50,146)	(35,794)	(46,318)	(50,146)
PGM production excluding Mimosa and third party PoC		745,198	849,515	766,792	304,389	366,556	312,689

PGM production including Mimosa and excluding third party PoC		804,252	910,486	828,460	304,389	366,556	312,689

Tonnes milled/treated	kt	17,311	18,035	17,807	4,409	5,191	4,982
Less: Mimosa tonnes		(723)	(734)	(735)	—	—	—
PGM tonnes excluding Mimosa		16,588	17,301	17,072	4,409	5,191	4,982
Operating cost including third party PoC	R/4Eoz-R/2Eoz	26,086	23,684	24,325	26,609	23,356	26,004
	US$/4Eoz-US$/2Eoz	1,418	1,322	1,299	1,447	1,303	1,389
	R/t	1,228	1,226	1,164	2,053	1,858	1,894
	US$/t	67	68	62	112	104	101
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	25,915	23,608	24,293	26,253	23,137	26,195
	US$/4Eoz-US$/2Eoz	1,409	1,317	1,298	1,428	1,291	1,399
	R/t	1,164	1,159	1,091	1,812	1,634	1,644
	US$/t	63	65	58	99	91	88

Reconciliation of AISC and AIC excluding third party PoC for Total SA PGM operations and Marikana - Six Months
		Total SA PGM operations			Marikana
	Rm	Jun 2025	Dec 2024	Jun 2024	Jun 2025	Dec 2024	Jun 2024
Total All-in-sustaining cost as reported per table above		18,570	19,892	17,522	7,980	9,244	8,612
Less: Purchase cost of PoC		(1,061)	(1,162)	(1,244)	(1,061)	(1,162)	(1,244)
Add: By-product credit of PoC		295	229	233	295	229	233
Total All-in-sustaining cost excluding third party PoC		17,804	18,959	16,511	7,214	8,311	7,601
Plus: Corporate cost, growth and capital expenditure		333	371	462	310	339	368
Total All-in-cost excluding third party PoC		18,137	19,330	16,973	7,524	8,650	7,969

PGM production excluding Mimosa and third party PoC	4Eoz- 2Eoz	745,198	849,515	766,792	304,389	366,556	312,689

All-in-sustaining cost excluding third party PoC	R/4Eoz-R/2Eoz	23,892	22,317	21,533	23,700	22,673	24,308
	US$/4Eoz-US$/2Eoz	1,299	1,245	1,150	1,289	1,265	1,299

All-in-cost excluding third party PoC	R/4Eoz-R/2Eoz	24,338	22,754	22,135	24,718	23,598	25,485
	US$/4Eoz-US$/2Eoz	1,323	1,270	1,182	1,344	1,317	1,361

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 47

ALL-IN COSTS – SIX MONTHS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Jun 2025	11,133	3,285	2,860	2,065	706	2,217	—
		Dec 2024	11,615	3,359	3,057	2,128	747	2,324	—
		Jun 2024	11,982	3,590	3,269	2,131	832	2,160	—
Royalties		Jun 2025	9	(7)	16	41	4	—	(45)
		Dec 2024	59	24	18	43	3	—	(29)
		Jun 2024	56	25	16	13	3	—	(1)
Carbon tax		Jun 2025	—	—	—	—	—	—	—
		Dec 2024	—	—	—	—	—	—	—
		Jun 2024	—	—	—	—	—	—	—
Community costs		Jun 2025	9	—	—	—	—	9	—
		Dec 2024	8	—	—	—	—	8	—
		Jun 2024	5	—	—	—	—	5	—
Share-based payments[2]		Jun 2025	16	1	(2)	1	1	16	(1)
		Dec 2024	72	24	21	11	—	14	2
		Jun 2024	51	16	13	7	—	13	2
Rehabilitation interest and amortisation[3]		Jun 2025	132	12	18	45	59	(6)	4
		Dec 2024	118	(1)	13	54	52	(3)	3
		Jun 2024	108	—	12	49	53	(9)	3
Leases		Jun 2025	16	—	5	5	—	6	—
		Dec 2024	17	—	5	4	—	8	—
		Jun 2024	16	—	5	1	—	10	—
Ore reserve development		Jun 2025	1,361	822	433	106	—	—	—
		Dec 2024	1,432	844	487	101	—	—	—
		Jun 2024	1,405	819	445	141	—	—	—
Sustaining capital expenditure		Jun 2025	481	149	108	40	—	184	—
		Dec 2024	516	202	141	56	—	117	—
		Jun 2024	415	178	106	8	—	123	—
Less: By-product credit		Jun 2025	(13)	(4)	(3)	(2)	—	(4)	—
		Dec 2024	(18)	(6)	(3)	(2)	—	(7)	—
		Jun 2024	(17)	(3)	(2)	(2)	—	(10)	—
Total All-in-sustaining costs[4]		Jun 2025	13,144	4,258	3,435	2,301	770	2,422	(42)
		Dec 2024	13,819	4,446	3,739	2,395	802	2,461	(24)
		Jun 2024	14,021	4,625	3,864	2,348	888	2,292	4
Plus: Corporate cost, growth and capital expenditure		Jun 2025	1,062	—	—	—	—	1,103	(41)
		Dec 2024	901	—	—	—	—	796	105
		Jun 2024	2,650	—	—	—	—	2,335	315
Total All-in-costs[4]		Jun 2025	14,206	4,258	3,435	2,301	770	3,525	(83)
		Dec 2024	14,720	4,446	3,739	2,395	802	3,257	81
		Jun 2024	16,671	4,625	3,864	2,348	888	4,627	319
Gold sold	kg	Jun 2025	9,148	3,028	1,734	1,676	459	2,251	—
		Dec 2024	11,028	3,404	2,553	1,938	566	2,567	—
		Jun 2024	11,211	3,772	2,399	1,935	651	2,454	—
	oz	Jun 2025	294,115	97,352	55,749	53,885	14,757	72,371	—
		Dec 2024	354,558	109,441	82,081	62,308	18,197	82,531	—
		Jun 2024	360,442	121,273	77,130	62,212	20,930	78,898	—
All-in-sustaining cost[4]	R/kg	Jun 2025	1,436,817	1,406,209	1,980,969	1,372,912	1,677,560	1,075,966	—
		Dec 2024	1,253,083	1,306,110	1,464,552	1,235,810	1,416,961	958,707	—
		Jun 2024	1,250,647	1,226,140	1,610,671	1,213,437	1,364,055	933,985	—
All-in-sustaining cost	US$/oz	Jun 2025	2,430	2,378	3,350	2,322	2,837	1,820	—
		Dec 2024	2,175	2,267	2,542	2,145	2,459	1,664	—
		Jun 2024	2,078	2,037	2,676	2,016	2,266	1,552	—
All-in-cost[4]	R/kg	Jun 2025	1,552,908	1,406,209	1,980,969	1,372,912	1,677,560	1,565,971	—
		Dec 2024	1,334,784	1,306,110	1,464,552	1,235,810	1,416,961	1,268,796	—
		Jun 2024	1,487,022	1,226,140	1,610,671	1,213,437	1,364,055	1,885,493	—
All-in-cost	US$/oz	Jun 2025	2,626	2,378	3,350	2,322	2,837	2,649	—
		Dec 2024	2,317	2,267	2,542	2,145	2,459	2,202	—
		Jun 2024	2,471	2,037	2,676	2,016	2,266	3,133	—
Average exchange rate for the six months ended 30 June 2025, 31 December 2024 and 30 June 2024 was R18.39/US$, R17.92/US$ and R18.72/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2Share-based payments are calculated based on the fair value at grant date and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 48

ALL-IN COSTS – SIX MONTHS (continued)

Australian operations
Figures are in rand millions unless otherwise stated

Century zinc retreatment operation

Cost of sales, before amortisation and depreciation[1]		Jun 2025	1,457
		Dec 2024	1,727
		Jun 2024	1,600
Royalties		Jun 2025	99
		Dec 2024	150
		Jun 2024	66
Community costs		Jun 2025	33
		Dec 2024	28
		Jun 2024	26
Inventory change		Jun 2025	108
		Dec 2024	(275)
		Jun 2024	(73)
Share-based payments		Jun 2025	6
		Dec 2024	4
		Jun 2024	3
Rehabilitation interest and amortisation[2]		Jun 2025	37
		Dec 2024	47
		Jun 2024	109
Leases		Jun 2025	50
		Dec 2024	50
		Jun 2024	66
Sustaining capital expenditure		Jun 2025	21
		Dec 2024	151
		Jun 2024	35
Less: By-product credit		Jun 2025	(147)
		Dec 2024	(144)
		Jun 2024	(74)
Total All-in-sustaining costs[3]		Jun 2025	1,664
		Dec 2024	1,738
		Jun 2024	1,758
Plus: Corporate cost, growth and capital expenditure		Jun 2025	13
		Dec 2024	7
		Jun 2024	7
Total All-in-costs[3]		Jun 2025	1,677
		Dec 2024	1,745
		Jun 2024	1,765
Payable zinc production	kt	Jun 2025	51
		Dec 2024	40
		Jun 2024	42
All-in-sustaining cost[3]	R/tZn	Jun 2025	32,411
		Dec 2024	43,244
		Jun 2024	41,710
	US$/tZn	Jun 2025	1,762
		Dec 2024	2,413
		Jun 2024	2,228
All-in-cost[3]	R/tZn	Jun 2025	32,665
		Dec 2024	43,418
		Jun 2024	41,876
	US$/tZn	Jun 2025	1,776
		Dec 2024	2,423
		Jun 2024	2,237
Average exchange rate for the six months ended 30 June 2025, 31 December 2024 and 30 June 2024 was R18.39/US$, R17.92/US$ and R18.72/US$, respectively
Figures may not add as they are rounded independently
1Cost of sales, before amortisation and depreciation includes all mining and processing costs, corporate general and administrative costs, and permitting costs
2Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current zinc production
3All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per tonne and All-in cost per tonne are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total tonnes of payable zinc metal produced in the same period

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 49

UNIT OPERATING COST – SIX MONTHS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US PGM operations	Total SA PGM operations[2,3]	Rustenburg including Kroondal[3]		Marikana[3]		Plat Mile[3]	Mimosa
			Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Surface	Attribu-table

Cost of sales, before amortisation and depreciation		Jun 2025	(70)	19,650	9,585	647	8,981		437	913
		Dec 2024	4,723	21,340	9,228	671	11,004		437	1,223
		Jun 2024	5,123	21,623	10,689	638	9,907		389	1,260
Section 45X credit adjustment[6]		Jun 2025	2,466	—	—	—	—		—	—
		Dec 2024	(699)	—	—	—	—		—	—
		Jun 2024	(563)	—	—	—	—		—	—
Inventory change		Jun 2025	325	1,574	1,296	18	260		—	339
		Dec 2024	(632)	893	2,070	(2)	(1,175)		—	6
		Jun 2024	(368)	(711)	(475)	28	(264)		—	1
Less: Chrome cost of sales		Jun 2025	—	(851)	(546)	—	(189)		(116)	—
		Dec 2024	—	(1,016)	(734)	—	(186)		(96)	—
		Jun 2024	—	(1,040)	(762)	—	(208)		(70)	—
Less: Purchase cost of PoC		Jun 2025	—	(1,061)	—	—	(1,061)		—	—
		Dec 2024	—	(1,162)	—	—	(1,162)		—	—
		Jun 2024	—	(1,244)	—	—	(1,244)		—	—
Total operating cost excluding third party PoC		Jun 2025	2,721	19,312	10,335	665	7,991		321	1,252
		Dec 2024	3,392	20,055	10,564	669	8,481		341	1,229
		Jun 2024	4,192	18,628	9,452	666	8,191		319	1,261
Tonnes milled/treated	kt	Jun 2025	365	16,588	5,139	2,591	2,840	1,569	4,449	723
		Dec 2024	510	17,301	5,304	2,630	3,207	1,984	4,176	734
		Jun 2024	618	17,072	5,037	2,740	2,931	2,051	4,313	735
PGM production excluding third party PoC[4]	4Eoz	Jun 2025	141,124	745,198	398,791	26,956	304,389		15,062	59,054
		Dec 2024	187,703	849,515	426,120	33,906	366,556		22,933	60,971
		Jun 2024	238,139	766,792	392,727	38,207	312,689		23,169	61,668
Operating cost[5]	R/t	Jun 2025	7,453	1,164	2,011	257	1,812		72	1,733
		Dec 2024	6,647	1,159	1,992	254	1,634		82	1,675
		Jun 2024	6,780	1,091	1,877	243	1,644		74	1,715
	US$/t	Jun 2025	405	63	109	14	99		4	94
		Dec 2024	371	65	111	14	91		5	93
		Jun 2024	362	58	100	13	88		4	92
	R/4Eoz - R/2Eoz	Jun 2025	19,281	25,915	25,916	24,670	26,253		21,312	21,201
		Dec 2024	18,069	23,608	24,791	19,731	23,137		14,869	20,157
		Jun 2024	17,604	24,293	24,068	17,431	26,195		13,768	20,448
	US$/4Eoz - US$/2Eoz	Jun 2025	1,048	1,409	1,409	1,341	1,428		1,159	1,153
		Dec 2024	1,008	1,317	1,383	1,101	1,291		830	1,125
		Jun 2024	940	1,298	1,286	931	1,399		735	1,092
Average exchange rate for the six months ended 30 June 2025, 31 December 2024 and 30 June 2024 was R18.39/US$, R17.92/US$ and R18.72, respectively
Figures may not add as they are rounded independently
1    The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
    underground production, the operation treats various recycling material which is excluded from the statistics shown above. The US Reldan operations cost and performance are also excluded from the above table
2    Total SA PGM operations exclude the results of Mimosa (financial and production results), which is equity accounted
3    Cost of sales, before amortisation and depreciation for Total SA PGM operations, Rustenburg (including Kroondal), Marikana and Platinum Mile includes the Chrome cost of sales which is excluded for operating unit cost calculation purposes as Chrome production is excluded from the concentrate production
4    For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for Total SA PGM operations and Marikana - Six months”
5    Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation, adjusted for change in inventory, less chrome- and PoC cost of sales in a period by the tonnes milled/treated in the same period, and operating cost per ounce is calculated by dividing the cost of sales, before amortisation and depreciation, adjusted for change in inventory, less chrome- and PoC cost of sales in a period, by the PGM produced in the same period
6 The US PGM operations’ operating cost for the six months ended 31 December 2024 and 30 June 2024 were adjusted to include the Section 45X Advance Manufacturing Production Credits. During the six months ended 30 June 2025 the US PGM operations recognised R699 million (US$39 million) and R563 million (US$30 million)which relates to mining costs for the six months ended 31 December 2024 and 30 June 2024, respectively

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 50

UNIT OPERATING COST – SIX MONTHS (continued)

SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Jun 2025	11,133	8,060	3,073	3,285	—	2,710	150	2,065	—	706	2,217
		Dec 2024	11,615	8,295	3,320	3,359	—	2,815	242	2,121	7	747	2,324
		Jun 2024	11,982	8,647	3,335	3,575	15	2,959	310	2,113	18	832	2,160
Inventory change		Jun 2025	507	453	54	245	—	126	(1)	82	—	28	27
		Dec 2024	179	158	21	106	—	(1)	(5)	53	—	35	(9)
		Jun 2024	(437)	(429)	(8)	(228)	—	(69)	(7)	(132)	—	(4)	3
Total operating cost		Jun 2025	11,640	8,513	3,127	3,530	—	2,836	149	2,147	—	734	2,244
		Dec 2024	11,794	8,453	3,341	3,465	—	2,814	237	2,174	7	782	2,315
		Jun 2024	11,545	8,218	3,327	3,347	15	2,890	303	1,981	18	828	2,163
Tonnes milled/treated	kt	Jun 2025	16,680	1,515	15,164	522	1	389	334	604	1	2,132	12,698
		Dec 2024	17,725	1,859	15,866	578	4	587	574	694	19	2,353	12,916
		Jun 2024	15,796	1,735	14,062	574	46	560	784	601	57	2,072	11,103
Gold produced	kg	Jun 2025	9,337	6,453	2,884	3,192	—	1,605	140	1,656	—	479	2,265
		Dec 2024	11,212	7,874	3,338	3,466	2	2,378	189	2,030	4	579	2,564
		Jun 2024	10,703	7,164	3,539	3,499	48	1,944	381	1,721	10	645	2,455
	oz	Jun 2025	300,191	207,469	92,723	102,625	—	51,602	4,501	53,242	—	15,400	72,821
		Dec 2024	360,474	253,155	107,319	111,434	64	76,454	6,076	65,266	129	18,615	82,434
		Jun 2024	344,109	230,328	113,781	112,495	1,543	62,501	12,249	55,331	322	20,737	78,930
Operating cost[1]	R/t	Jun 2025	698	5,618	206	6,758	—	7,284	447	3,556	—	344	177
		Dec 2024	665	4,546	211	5,992	—	4,794	413	3,132	361	332	179
		Jun 2024	731	4,738	237	5,832	326	5,160	387	3,298	316	400	195
	US$/t	Jun 2025	38	305	11	367	—	396	24	193	—	19	10
		Dec 2024	37	254	12	334	—	268	23	175	20	19	10
		Jun 2024	39	253	13	312	17	276	21	176	17	21	10
	R/kg	Jun 2025	1,246,653	1,319,231	1,084,258	1,105,890	—	1,766,978	1,064,286	1,296,498	—	1,532,359	990,728
		Dec 2024	1,051,909	1,073,533	1,000,899	999,711	—	1,183,347	1,253,968	1,070,936	1,750,000	1,350,604	902,886
		Jun 2024	1,078,670	1,147,125	940,096	956,559	312,500	1,486,626	795,276	1,151,075	1,800,000	1,283,721	881,059
	US$/oz	Jun 2025	2,108	2,231	1,834	1,870	—	2,989	1,800	2,193	—	2,592	1,676
		Dec 2024	1,826	1,863	1,737	1,735	—	2,054	2,176	1,859	3,037	2,344	1,567
		Jun 2024	1,792	1,906	1,562	1,589	519	2,470	1,321	1,913	2,991	2,133	1,464
Average exchange rate for the six months ended 30 June 2025, 31 December 2024 and 30 June 2024 was R18.39/US$, R17.92/US$ and R18.72, respectively
Figures may not add as they are rounded independently
1 Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 51

Non-IFRS measures
Sibanye-Stillwater presents certain non-IFRS figures to provide readers with additional financial information that is regularly reviewed by management to assess the operational performance of the Group. These non-IFRS measures should not be considered as alternatives to IFRS Accounting Standards measures, including cost of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS Accounting Standards, and may not be comparable to similarly titled measures of other companies.
The non-IFRS financial measures discussed in this document are listed below:

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page

Adjusted EBITDA	Adjusted earnings before interest, tax, depreciation and amortisation, and is reported based on the formula included in Sibanye-Stillwater’s facility agreements for compliance with the debt covenant formula and involves eliminating the effects of various one-time, irregular, and non-recurring items from the standard EBITDA calculation	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	13,14
Adjusted free cash flow (FCF)	Net cash from operating activities before dividends paid, net interest paid, less additions to property, plant and equipment and excluding intercompany movements	Report one of the drivers considered by management to illustrate cash available for dividends and other investing activities	16
All-in sustaining costs (AISC)	Cost of sales before amortisation and depreciation plus additional costs which include community costs, inventory change (PGM operations only), share-based payments, royalties, carbon tax, rehabilitation, leases, ore reserve development (ORD), sustaining capital expenditure and deducting the by-product credit	Developed by the World Gold council for the purpose of the gold mining industry, AISC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	47,48,49,50
All-in costs (AIC)	AISC plus additional costs relating to corporate and major capital expenditure associated with growth	Developed by the World Gold council for the purpose of the gold mining industry, AIC provides metrics and aims to reflect the full cost to sustain the production and sale of our commodities, after including growth capital, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	47,48,49,50
AISC/AIC per unit	AISC/AIC divided by the total PGM produced/gold sold/payable zinc produced	Developed by the World Gold council for the purpose of the gold mining industry, AISC/AIC per unit provides a metric that aims to reflect the full cost to sustain the production and sale, after including growth capital (AIC), of an ounce/kilogram/tonne of commodity and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	47,48,49,50
Headline earnings	Calculated based on the requirements set out in SAICA Circular 1/2023	Reported in compliance with the Johannesburg Stock Exchange (JSE) Listings Requirements	33
Headline earnings per share (HEPS)	Headline earnings divided by the weighted average number of ordinary shares in issue during the year	Reported in compliance with the JSE Listings Requirements	33
Diluted headline earnings per share	Headline earnings divided by the diluted weighted average number of ordinary shares in issue during the year	Reported in compliance with the JSE Listings Requirements	34
Interest coverage ratio	Adjusted EBITDA divided by net contractual finance charges/(income) settled in cash during the period	Report compliance with the debt covenant: interest coverage ratio	39
Net debt/(cash)	Borrowings and bank overdraft less cash and cash equivalents, excluding Burnstone debt, bank overdraft and cash	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	36
Net debt/(cash) to adjusted EBITDA (ratio)	Net debt/(cash) as of the end of a reporting period divided by adjusted EBITDA of the last 12 months ended on the same reporting date	Report compliance with the debt covenant: net debt/(cash) to adjusted EBITDA ratio	36
Normalised earnings	Earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of PPE, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transactions, gain on acquisition, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of NCI, and changes in estimated deferred tax rate	Report the measure used by the Group to determine dividend payments in line with our dividend policy	34

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 52

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page

Operating costs	The average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation, adjusted for change in inventory, less chrome- and PoC cost of sales (if applicable) in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilograms) is calculated by dividing the cost of sales, before amortisation and depreciation, adjusted for change in inventory, less chrome- and PoC cost of sales (if applicable) in a period by the gold kilograms produced or PGM 2E and 4E ounces produced in the same period	Report a measure that aims to reflect the operating cost to produce our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	51,52

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 53

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Dr Richard Stewart (CEO designate)+
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*^
Jeremiah Vilakazi#
Dr Lindiwe Mthimunye++
Keith Rayner#
Peter Hancock*
Philippe Boisseau*
Richard Menell#
Sindiswa Zilwa*
Terence Nombembe*
Timothy Cumming#
* Independent non-executive
# Non-executive
^ Lead independent director
+ Appointed as executive director 1 March 2025
++ Appointed as independent non-executive director 25 August 2025

INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
J.P. Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road, Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa
AUDITORS
BDO
Wanderers Office Park
52 Corlett Drive
Illovo 2196
South Africa
Private Bag X60500
Houghton 2041
South Africa
Tel: +27 11 488 1700
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADSs)
Mailing address of agent:
Computershare
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 54

DISCLAIMER

Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions, or maintain required board gender diversity; failure of Sibanye-Stillwater’s information technology, communications and systems, evolving cyber threats to Sibanye-Stillwater's operations and the impact of cybersecurity incidents or breaches; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of contagious diseases, including global pandemics.
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2024 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2024 on Form 20-F filed with the United States Securities and Exchange Commission on 25 April 2025 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS1 measures
The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted free cash flow, AISC, AIC and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB)
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.

Sibanye-Stillwater Operating and financial results | Six months ended 30 June 2025 55